SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

05053323

APR 2 8 2005

FORM 6-K

33-84952 -0

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

BEST AVAILABLE COPY

For the month of April, 2005.

THE WHARF (HOLDINGS) LIMITED
(Translation of Registrant's Name Into English)

16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

PE 4/1/05

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

PROCESSED
MAY 0 9 2005
THOMSON
FINANCIAL

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Wharf (Holdings) Limited
(Registrant)

Date April 25, 2005

By [signature]
(Signature)[1]

Name: Wilson Chan
Title: Company Secretary

[1]Print the name and title of the signing officer under his signature.

The Wharf (Holdings) Limited *2004 Annual Report*



Contents

Wharf's Five Core Brands

Harbour City

Harbour City is the Group's flagship property at the tip of the Tsim Sha Tsui peninsula in Kowloon. It usually generates some 60 per cent of the Group's gross rental income from its 8.4 million square feet of prime commercial space comprising offices, retail shops, serviced apartments, hotels and club, and 2,000 carpark spaces. With its 700 shops and restaurants, Harbour City is home of Hong Kong's largest shopping, dining and entertainment centre.





i-CABLE

i-CABLE is Hong Kong's leading integrated communications company that owns and operates one of the territory's two near universal telecommunications networks. It provides Pay TV and Broadband Internet access services; and creates its own multimedia contents.

Wharf T&T

Wharf T&T, licensed in 1995, is one of the fastest growing fixed-line operators with significant investment in its own telecommunications network infrastructure in Hong Kong. Since its debut when the Hong Kong fixed telecommunications market was liberalised, Wharf T&T has continually sought to upgrade its services and deliver competitive products at competitive prices to local businesses and consumers.



Times Square

A landmark property in Causeway Bay, Hong Kong's busiest shopping district, Times Square comprises one million square feet of Grade A office space, a highly popular retail podium of similar size and over 700 carpark spaces. It has been named one of Hong Kong's top ten tourist attractions by the Hong Kong Tourism Board.





Modern Terminals

Modern Terminals is a leading operator of world-class container terminal services in the South China region. Established in 1969, the company has operated Hong Kong's first purpose-built container terminal since September 1972. Wharf owns 55.3 per cent of Modern Terminals Limited

Corporate Information

Board of Directors
Mr Peter K C Woo, GBS, JP, *Chairman*
Mr Gonzaga W J Li, *Senior Deputy Chairman*
Mr Stephen T H Ng, *Deputy Chairman & Managing Director*
Mr Erik B Christensen
Mr Quinn Y K Law
Ms Doreen Y F Lee
Mr T Y Ng

Independent Non-executive Directors
Mr Paul M P Chan*
Professor Edward K Y Chen, GBS, CBE, JP
Dr Raymond K F Ch'ien, GBS, CBE, JP
Hon Vincent K Fang, JP*
Mr Hans Michael Jebsen, BBS*
Mr Christopher P Langley, OBE
Mr James E Thompson, GBS*

* Members of the Audit Committee

Secretary
Mr Wilson W S Chan, FCIS

Auditors
KPMG

Principal Banker
The Hongkong and Shanghai Banking Corporation Limited

Registrars
Tengis Limited
Ground Floor, Bank of East Asia Harbour View Centre,
56 Gloucester Road, Wanchai, Hong Kong

Registered Office
16th Floor, Ocean Centre, Harbour City, Canton Road,
Kowloon, Hong Kong
Telephone: (852) 2118 8118
Fax: (852) 2118 8018
Website: www.wharfholdings.com


CME
(Communications, Media and Entertainment)
Wharf Communications Limited
Stephen Ng
Chairman & Chief Executive Officer
CABLE TV
i-CABLE

The Wharf (Holdings) Limited
Peter Woo
Chairman

PROPERTY

Wharf Estates Development Limited

David Lawrence
Executive Director

Wharf Estates Limited

HARBOUR CITY 海港城

時代廣場

Doreen Lee
Executive Director

CHINA

Modern Terminals

Erik Christensen
Managing Director

Wharf Estates China Limited

Marco Polo Hotel Group

Michael Kalyk
President

Chairman's Statement

With the end of deflation in July 2004, Hong Kong is once again the Hong Kong we are all familiar with.

Driven by the Individual Traveller Scheme (ITS), the local retail market made a swift rebound in 2004. Rentals soared as retail operations expanded. Business opportunities brought about by the Closer Economic Partnership Arrangement (CEPA) began to emerge. This, coupled with China's continuous economic development, helped stimulate further growth in business activities, escalating office demand and thus rental levels. The export market has been in steady growth, providing opportunities for small- to medium-sized enterprises ("SMEs") to expand as well as attracting SMEs from overseas and the mainland to set up offices in Hong Kong to take advantage of its highly-effective trading platform. Hong Kong registered GDP year-on-year growth of 8.1 per cent in 2004.

In this business environment, the Group's five core brands performed well in 2004, with some reporting better-than-expected results.

Group profit amounted to HK$3,767 million, representing a growth of 24 per cent when compared to HK$3,043 million achieved the year before. Earnings per share were HK$1.54.

Since its inception in 2003, the ITS has been extended to additional mainland cities, stimulating further influx of mainland tourists to Hong Kong. Statistics from the Hong Kong Tourism Board showed considerable growth in tourist arrivals in various geographical segments, with a noticeable surge in business visits. Hotel occupancy climbed from 70 per cent the previous year to 88 per cent in 2004.

Led by continual growth from the trade sector, Grade A office rentals rebounded significantly from the low point recorded during the SARS period. The Group's flagship property, **Harbour City**, recently reported office occupancy of 97 per cent. As no major supply of office space in core business districts is anticipated, rental levels of **Harbour City**'s offices are expected to continue to rise. This upward trend of rental levels has had a positive impact on property value. Valuations of the Group's investment and hotel properties rose by HK$11 billion or 20 per cent in 2004 compared to a year ago.

US interest rates are being modestly adjusted up as anticipated. Local interest rates sooner or later will follow suit to further narrow the gap. Amidst this upward interest rates cycle, the Group successfully executed its debt reduction programme in 2004. Our current gearing ratio has decreased to 21.6 per cent. The Group's business development is expected to benefit from the high liquidity of the banking system. The Board of Directors recommends a final dividend of 36 cents per share, bringing the total dividend for the year to 68.75 cents per share (2003: 60.75 cents per share), to be discussed and approved at the forthcoming annual general meeting.

Business Performance

On behalf of our shareholders and my fellow board members, I would like to express my heartfelt thanks to all Group management and staff for their dedication and hard work throughout the year.

The Wharf Estates team had another year of success in terms of traffic at the shopping malls as well as average sales revenue per square foot as recorded by our tenants. **Harbour City** and **Times Square** have become the most popular shopping malls in town.

Other business units also recorded steady progress:

- Timely introduction of triple-play offers followed the launch of the VoIP service to enhance competitiveness of CME products.

  Consolidated net profit of the listed **i-CABLE** rose by 29 per cent.

  Wharf T&T achieved the milestone of free cash flow.

- **Modern Terminals** handled 4.35 million TEUs in Kwai Chung, nine per cent higher than the record four million TEUs achieved in 2003.

As a special note, I would like to express my heartfelt gratitude to Mr Paul Cheng, who has tendered his resignation from the Board effective March 31, 2005, and Mr Christopher Langley, who will retire from the Board by rotation at the coming Annual General Meeting and will not stand for re-election, for their invaluable contributions to the Board.

Going Forward

With progressive extension of the ITS as well as the opening of Hong Kong Disneyland, the retail sector will continue to benefit. The second stage of CEPA, which encourages Chinese private enterprises to make fuller use of the comprehensive trading services platform in Hong Kong, is expected to accelerate the process of *"bringing in, going out"* for mainland enterprises, further facilitating economic development in China and thus giving a boost to Hong Kong's business activities.

Hong Kong is truly an amazing city and story. Having dealt with the 15 years of political transition pre-1997 and worked through the almost seven years of deflation post-1997, it is unimaginable that any other city could have gone through these 22-odd years as successfully. Hong Kong is as vibrant and ready as ever to take on the world. The Group now looks forward to a future that is fulfilling and eventful.

Peter K C Woo
Chairman
Hong Kong, March 15, 2005

Financial Highlights

Results	**2004 HK$ Million**	2003 HK$ Million
Turnover	**11,953**	11,253
Operating profit before depreciation, amortisation, interest and tax	**6,653**	6,342
Profit attributable to shareholders	**3,767**	3,043
Earnings per share	**HK$1.54**	HK$1.24
Dividend per share	**68.75 cents**	60.75 cents

Financial Position		
Total assets	**93,609**	81,162
Net debts	**14,077**	17,006
Shareholders' equity	**65,168**	51,628
Net assets per share	**HK$26.63**	HK$21.09
Net debts to total assets (excluding cash)	**15.4%**	21.4%
Net debts to shareholders' equity	**21.6%**	32.9%

Group Profit to Shareholders
(HK$M)


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,494#
2,519
2,259#
3,043
3,767
00 01 02 03 04

\# Restated

Shareholders' Funds
(HK$M)


70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
57,950#
54,645
47,734#
51,628
65,168
00 01 02 03 04

\# Restated

Dividend Per Share
(HK$)


1.0
0.8
0.6
0.4
0.2
0
0.78
0.78
0.56
0.6075
0.6875
00 01 02 03 04

Net Assets Value Per Share
(HK$)


30
25
20
15
10
5
0
23.66#
22.33
19.50#
21.09
26.63
00 01 02 03 04

\# Restated

Wharf Estates Limited

- Harbour City
- Times Square
- Plaza Hollywood

Wharf Estates Development Limited

CME

Wharf Communications Limited

- i-CABLE
- Wharf T&T

Wharf China Limited

- Wharf Estates China
- Marco Polo Hotels
- Modern Terminals


Harbour City



Harbour City - 8.4 million square feet of prime office, retail, serviced apartment, hotel and club space in the heart of Tsim Sha Tsui waterfront.

Harbour City

Balance Sheet (Extract)
as at December 31, 2004

	HK$M
Properties	41,820
Net current liabilities	(1,453)
Other non-current liabilities	(278)
Net business assets (before debts)	40,089

Gross Revenue

	2004 HK$M	2003 HK$M
Office – Gateway I & II	**628**	643
Office – Other Towers	**317**	338
Retail	**1,193**	1,032
Serviced Apartment	**193**	186
Hotel and Club	**730**	533
	3,061	2,732

Operating Profit

	2004 HK$M	2003 HK$M
Office – Gateway I & II	**526**	556
Office – Other Towers	**249**	264
Retail	**842**	768
Serviced Apartment	**120**	110
Hotel and Club	**252**	105
	1,989	1,803

Gross Revenue
(HK$M)


3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,061
00 01 02 03 04

Property Value
(HK$M)


50,000
40,000
30,000
20,000
10,000
0
41,820
00 01 02 03 04



Harbour City's office occupancy climbed steadily from 2003 year-end's 88% to 2004 year-end's 95%.

Office

Throughout 2004, the Tsim Sha Tsui office market was strongly driven by the economic growth in Pearl River Delta (PRD) and the swift economic recovery of Hong Kong. Across most commercial districts, keen demand from insurance and trading sector tenants resulted in increase in rental levels as well as capital valuation.

Harbour City's office occupancy climbed steadily from 2003 year-end's 88 per cent to 2004 year-end's 95 per cent (see table on page 13). Based on the latest transaction at Tower 6 of Gateway II at HK$30 per square foot, it is believed that there is room for further improvement in the office rental market in 2005. With 75 per cent retention rate for office tenancies that expired in 2004 and new letting commitments totalling about 750,000 square feet, there was a net take-up of 450,000 square feet during the year under review. Major leasing transactions in 2004 included AIA, Berytos, Hanjin Shipping, Intergroup, New Wave Logistics, Olympus, etc, totalling more than 170,000 square

Office Occupancy & Rental at Harbour City in 2004

		Gateway II	Gateway I	Others
Total GFA (sq ft)		1,570,000	1,128,000	1,737,000
Occupancy at year end		95.6%	98.0%	95.0%
Rental (average spot rate)	**— Beginning of 2005**	HK$21	HK$19	HK$16
	— Beginning of 2004	HK$19	HK$16	HK$13

feet. Anchor tenants such as CPF East Asia, Japan Airlines, Kenfair, May Department Store and Zurich Insurance also renewed their leasing agreements during the year under review.

Tsim Sha Tsui is fast becoming Hong Kong's core Central Business District for companies associated with the Pearl River Delta and other mainland markets. Thanks to the second stage of the Closer Economic Partnership Arrangement (CEPA II) launched in August of 2004, Chinese private enterprises are encouraged to invest and set up offices in Hong Kong. Chinese small- to medium-sized companies can now make use of Hong Kong's well-established trading platform to enter the world market, creating further demand on the office market in the years to come. The current economic momentum will likely stimulate continuous upgrading needs, creating new demand for Grade A office space. That, coupled with the absence of major new supply in core districts, will see the office leasing market growing further in 2005.

In addition, Tsim Sha Tsui's proximity to major transportation links and Hong Kong's increasing reliance on the mainland market have made Tsim Sha Tsui a natural choice of office location for multinational, mainland and local enterprises. It is expected that multinational and domestic companies engaged in China businesses will become an increasingly important driver of Grade A office take-ups, following the trend within the financial sector and further facilitating the ripple effect of rental recovery from Central to Tsim Sha Tsui in the near future.

Tsim Sha Tsui is fast becoming Hong Kong's core Central Business District for companies associated with the mainland market. Rental levels of Harbour City offices are expected to continue to rise.






Lane Crawford



(left) *Widely regarded as the "Champs Elysées" of Hong Kong, Canton Road continued to witness a growing presence of top-tier retailers.*

(right) *Harbour City's festive mechanical decoration is a not-to-be-missed scenic spot during Christmas.*

Retail

The launch of the Individual Traveller Scheme (ITS) in mid-2003 led to a strong influx of mainland tourists into Hong Kong. As recorded by the Hong Kong Tourism Board (HKTB), the mainland continued to top the chart of tourist arrivals in Hong Kong in 2004, reaching 12.25 million. This marked a new high from 2002's 6.82 million and 2003's 8.47 million, representing a growth of 80 per cent and 44.6 per cent respectively. This, together with an increase of tourist arrivals from all other major segments, gave rise to a surge in local confidence, resulting in a sharp upswing in Hong Kong's retail market.

Under this operating environment, **Harbour City** achieved an average occupancy of 98 per cent throughout 2004. All new leases and renewals recorded favourable rental growth. In December 2004, **Harbour City** tenants recorded an average of more than HK$1,000 in terms of sales per square foot, representing a new high since 1998. Apart from the sales growth enjoyed by tenants, leasing activities in **Harbour City** remained active. On-going re-merchandising in trade mix and promotional efforts continued to attract shoppers as well as quality and prestigious brand names to **Harbour City**. During the year, a number of international brand names such as Canali, cK Calvin Klein, Emporio Armani Accessories, FCUK, Marc by Marc Jacobs, Montegrappa, Mulberry, New Balance, Nike Women, Oregon Scientific, Plastiq, Replay, Swank Ladies, Tag Heuer, Vacheron Constantin, Vivienne Westwood and more signed up to open outlets in **Harbour City**.

Harbour City: Retail Tenant Mix (by Area and Rental)
as at December 31, 2004

	% by Area	% by Rental
Restaurant, Fast Food, F&B	24.4	10.0
Fashion	21.6	35.7
Department Stores, Confectionery Products	13.7	9.4
Leather Goods — Shoes, Bags & Related Trades	8.1	16.8
Children's Wear & Related Trades, Toys	7.7	4.8
Jewellery, Beauty and Accessories	5.5	9.9
Sports Wear	5.5	5.0
Electrical & Audio-visual Equipments	3.8	3.1
Others	9.7	5.3
	100.0	100.0

Widely regarded as the "Champs Elysées" of Hong Kong, Canton Road continued to witness a growing presence of top-tier international retailers. From Gucci, Hugo Boss, Joyce, Lane Crawford, Louis Vuitton, Prada, Salvatore Ferragamo and YSL at **Harbour City** to Cartier, Céline, Dior, Dunhill, Ermenegildo Zegna, Escada, Fendi and Hermès located just across the street, the Canton Road area has become a not-to-be missed attraction for tourists as well as affluent local shoppers.

Food and beverage outlets at **Harbour City** also enjoyed healthy business growth in 2004. Habitu The Pier, Nagoyaka Tei and The Stonegrill are new food and beverage outlets located at the newly-renovated Marine Deck at Ocean Terminal. These newcomers, together with Double Star Café, Panash, rice paper and Signature Cuisine, which also joined **Harbour City** during the year, further broadened the mall's culinary selection and have all been well-received since their openings. **Harbour City** will continue to channel efforts into widening its food and beverage spectrum by introducing additional specialty cuisines to satisfy palates of all kinds.







On-going trade-mix enhancement and promotional efforts continue to attract shoppers and quality retailers to Harbour City.

Harbour City: Portfolio Information

	Area (sq ft)	Gross Revenue (HK$M)	Average Occupancy (%)	Year-end Valuation (HK$M)	Anchor Tenants
Office					
Gateway	2,698,000	628	90	13,797	AIA, CMG Asia, DuPont, GlaxoSmithKline, Hallmark, JAL, Karstadt Quelle, MGA Entertainment, MLC, Nike, Olympus, Prominent Apparel, Prudential, Sears, Sony
Other Towers	1,737,000	317	92	5,717	APL, Hasbro, Hitachi, Mattel, May Department Store, MGB Metro-Group, NYK Logistics, Simba-Toys, Zurich Life Insurance
Retail	1,913,000	1,193	98	13,444	agnès b., Broadway, Burberry, City'Super, Cova, G.O.D., Giga Sports, Gucci, Habitu The Pier, Hugo Boss, Joyce, Lane Crawford, Louis Vuitton, Marks & Spencer, Prada, Salvatore Ferragamo, Toys"R"Us, Ye Shanghai, Yves Saint Laurent
Serviced Apartment	670,000	193	78	5,100	
Hotel and Club	1,360,000	730	91	3,762	



A powerhouse concept was also implemented to add excitement and stimulate spending. SportX, which opened in June upon completion of Ocean Terminal's revamp, not only houses a comprehensive range of sportswear labels, but also features a multi-purpose sports court, a putting area and a climbing wall. Other trade clusters in Ocean Terminal include the recently expanded KidX, Faces — the largest cosmetic centre in town, and LCX — which targets the young and trendy. An audio-visual avenue was also introduced in Ocean Centre, featuring Broadway, Chung Yuen, Fortress and a number of specialty shops.



(above) *Cruise Passenger Waiting Hall at Ocean Terminal, Harbour City.*

(below) *The Canton Road countdown party on Christmas Eve has become an annual mega event of the city.*

As part of its on-going value creation exercise, **Harbour City** announced plans to turn a 45,000-square-foot carparking area located on the first floor of Ocean Centre into retail space at a cost of HK$145 million, further reflecting the view that there is a buoyant outlook for the sector. The renovation is expected to be completed by early 2006.

The competitive landscape amongst shopping malls is ever increasing. **Harbour City** will continue its efforts on trade-mix enhancement and image building. On-going marketing and promotional efforts are afoot to sustain the momentum and to ensure customers' loyalty.

HKTB estimated that Hong Kong would continue to witness healthy growth in tourist arrivals in year 2005. Tourists from the mainland will continue to rise due to the extension of the ITS to more cities. Additionally, with the introduction of Disneyland and the Hong Kong Wetland Park in 2005, family travel and business-cum-leisure trips to Hong Kong will be further boosted. In March 2005, HKTB forecasted a robust 23.4 million tourist arrivals to Hong Kong for 2005, a seven per cent increase compared to 2004's 21.8 million. As a tourist and entertainment hub, Tsim Sha Tsui will continue to benefit from a steady increase of tourists and affluent shoppers. It is expected that retail rentals will continue to be on an upward trend.

Serviced Apartment

While there was a growth in business visitors to Hong Kong for deals and trade fairs in 2004, rebounding home prices and improved local sentiment have turned some apartment tenant prospects toward home ownership.



Gateway Apartments' occupancy grew sharply last year from January's average of 68% to 83% at year-end.

Notwithstanding this, Gateway Apartments' occupancy grew sharply last year from January's average of 68 per cent to 83 per cent at year-end. In addition to a pick-up in occupancy rate, there was also a moderate growth in rental level during 2004. With its reputable brand name, excellent service and prime location with panoramic views overlooking the world-famous Victoria Harbour, Gateway Apartments continued to be a favourite among senior executives from multinational corporations. About 67 per cent of tenancies have a duration of 12 months and above, while another 15 per cent have a duration of six to 12 months; the remaining 18 per cent are committed for periods of less than six months.

Hotel

The operating environment for the hotel industry remains promising in light of the encouraging tourist arrivals of 21.8 million recorded in 2004 by the HKTB. There was an overall growth of 40.4 per cent when compared with 2003, when Hong Kong was adversely affected by SARS in the second quarter.

Led by this strong recovery, the three hotels at **Harbour City** together recorded a 43 per cent increase in revenue compared to a year ago. The consolidated occupancy for the three Marco Polo hotels at **Harbour City** increased significantly from 67 per cent in 2003 to 91 per cent for the year under review. The average occupancy rates for The Marco Polo Hongkong Hotel, The Marco Polo Gateway and The Marco Polo Prince in 2004 were 88 per cent, 93 per cent and 94 per cent respectively.

The consolidated occupancy for the three Marco Polo hotels increased significantly from 67% in 2003 to 91% in 2004.


MARCO POLO HONGKONG HOTEL


Times Square



Times Square – a landmark property in Causeway Bay, Hong Kong's busiest shopping district.

Times Square

Balance Sheet (Extract)

as at December 31, 2004

	HK$M
Properties	14,800
Net current liabilities	(237)
Other non-current liabilities	(249)
Net business assets (before debts)	14,314

Gross Revenue

	2004 HK$M	2003 HK$M
Office	**237**	256
Retail	**600**	585
	837	841

Operating Profit

	2004 HK$M	2003 HK$M
Office	**187**	206
Retail	**508**	497
	695	703

Gross Revenue

(HK$M)


1,200
1,000
800
600
400
200
0
837
00 01 02 03 04

Property Value

(HK$M)


18,000
15,000
12,000
9,000
6,000
3,000
0
14,800
00 01 02 03 04



Times Square is a preferred office location for multinationals. MLC, a member of National Australia Bank, the largest financial service institution listed on the Australian Stock Exchange, joined Times Square in August, 2004.

Office

As a landmark property in Causeway Bay, **Times Square** is a preferred location for multinationals engaged in the service and consumer goods industries. The occupancy rate of **Times Square** offices reached 95 per cent at the end of 2004. Total floor area committed in 2004 was 210,370 square feet, almost doubled that for 2003 (113,090 square feet).

Times Square: Portfolio Information

	Area (sq ft)	Gross Revenue (HK$M)	Average Occupancy (%)	Year-end Valuation (HK$M)	Anchor Tenants
Office	1,033,000	237	87	5,517	AIA, AT&T, Boston Consulting, Coca-Cola, Disney, L'Oreal, Lucent, MLC, NCR, Royal Bank of Scotland PLC, Shell
Retail	936,000	600	96	9,283	Bally, Broadway, City'Super, D-mop, FCUK, Fortress, Gucci, i.t, Lane Crawford, Mango, Marks & Spencer, Max Mara, PageOne Bookshop, Salvatore Ferragamo, UA Cinema

New tenants signed up in 2004 included Avex Asia Ltd, Bay-in Resources, DHC (Hong Kong) Ltd, DTS, Experian Asia Pacific Pty Ltd., Hunt Hills, Macromedia, Proudfoot (Netherlands), Sisley and United Engineers Development. Apart from new leases, some existing tenants also expanded their offices due to an increase in business activities in 2004. These included AIA, Hitachi, Lane Crawford, L'Oreal, Market Catalyst and Panalpina. During the year under review, approximately 73 per cent of all expiring leases were renewed and favourable rental growth has been recorded.



With its superb location, professional management, state-of-the-art facilities and competitive rental package, **Times Square** at Causeway Bay remains a preferred office location on the island side. It is expected that the limited supply of Grade A offices in Central in the next few years will help push up the rental rates in Causeway Bay during 2005.



(above) Times Square is a landmark property in Causeway Bay with professional management and state-of-the-art facilities

(left) Times Square's office occupancy reached 95% at 2004 year end.








Dr.Ci:Labo

Times Square's retail occupancy maintained at about 96% in 2004. Most retail tenants enjoyed satisfactory improvement in sales per square foot during the year.

Retail

With the upswing of the retail market, **Times Square**'s retail occupancy maintained at about 96 per cent and favourable rental growth was recorded during the year. A host of popular international brands including Anna Sui, Billabong, Bose, D-mop, FCUK, Guy Laroche, Lacoste, Lafuma, Lloyd, New Balance, Oregon Scientific, OZOC, Red Dragon, S.T. Dupont, Tommy Hilfiger and The North Face opened shops at **Times Square** during the year under review. Four exciting new restaurants - California Pizza Kitchen, Chung's Cuisine, Oceanna and Super Star Seafood Restaurant have met with an enthusiastic market response since opening in 2004.

Most retail tenants enjoyed satisfactory improvement in sales per square foot including anchor tenants such as City'Super, Marks and Spencer, Lane Crawford and others. Supported by buoyant consumer sentiment, City'Super expanded its operation in 2004 by taking up new space. The popular PageOne Bookshop was consequently relocated to the ninth floor. Not only was this an extension of the themed-floor concept, but traffic improvement has also been observed following the strategic move.




Times Square stands to benefit from growing tourist arrivals and buoyant consumer sentiment.

Refurbishment on Basement 2 was completed in August with the addition of quality brands including Chow Tai Fook, DHC, Dr. Ci:Labo, J's Duet, Laneige, Leonidas, Mac Look, Nici and Tissot. The enhanced tenant mix proved to be a huge success with most retailers on Basement 2 recording double-digit growth in their sales performance compared with the same period last year. Anchor food and beverage outlets Crystal Jade La Mian Xiao Long Bao, Genki Sushi and Watami were constantly seen with long queues of patrons.

Ideally located in the most popular shopping hub Causeway Bay, **Times Square** is expected to record growth in 2005 in terms of both sales revenue and rental rates driven by growing tourist arrivals and buoyant consumer sentiments.

Times Square: Retail Tenant Mix (by Area and Rental)

as at December 31, 2004

	% by Area	% by Rental
Restaurant, Fast Food, F&B	27.1	14.3
Department Stores, Confectionery Products	21.2	15.0
Fashion	16.9	29.6
Electrical & Audio-visual Equipments	14.8	10.5
Jewellery, Beauty and Accessories	8.2	17.2
Sports Wear	6.5	8.7
Others	5.3	4.7
	100.0	100.0

Plaza Hollywood

Thanks to its convenient location, its successful trade mix and an improvement in local sentiment, Plaza Hollywood recorded double-digit growth in both foot and vehicle traffic in 2004. The average occupancy rate maintained at about 98 per cent with most retailers recording more than 10 per cent year-on-year growth in average sales per square foot during the year under review. Anchor tenant Hong Kong Best Denki expanded during 2004 and became the largest electrical store in Kowloon East. On-going trade-mix enhancement continued to draw shoppers as well as quality retailers to Plaza Hollywood. Crowd-pleasers like Dining Room, G. Sushi and Strawberry Forever Dessert Café opened new outlets in Plaza Hollywood, widening the mall's food and beverage choices.



Plaza Hollywood recorded double-digit growth in both foot and vehicle traffic in 2004.

Wharf Estates Development Limited

Balance Sheet (Extract)
as at December 31, 2004

	HK$M
Properties	6,463
Interest in Sorrento and Bellagio	1,234*
Property inventory and development	1,426
Second mortgage debtors	45
Net current liabilities	(112)
Net non-current liabilities	(83)
Net business assets (before debts)	8,973

* *Include 1/3 interest in Bellagio and 40% interest in Sorrento, of which 20% held through Harbour Centre Development Limited, a 67%-owned subsidiary*

Due to the improved economic outlook and market sentiment, 2004 recorded the highest volume of property transactions since 1997. The total number of purchase and sales transactions increased by more than 40 per cent compared to 2003, the majority of which were residential properties.

Bellagio

Bellagio, a joint-venture development equally owned by Wharf, Wheelock and Wheelock Properties Ltd, is located in Sham Tseng on the western shore of the New Territories overlooking the Tsing Ma Bridge. Phase I and II, providing a total of 1,704 residential units, were completed in late 2002. Cumulative sales reached 1,690 units (99 per cent sold), realising proceeds of about HK$4.1 billion.

Construction of Phase III and IV, comprising a total of 1,641 residential units, commenced in March 2003 with target completion in the first quarter of 2006. Pre-sales for Tower 2 and Tower 5 (Total: 844 units) were launched in early September 2004 and met with favourable market responses. At the end of December 2004, cumulative sales reached 684 units (81 per cent sold), realising proceeds of about HK$2.5 billion. Pre-sales for Towers 1 and 3 are expected to be launched in 2005.



Pre-sales for Bellagio Towers 1 and 3 are planned for 2005.

Sorrento

Located above the Kowloon Station, Sorrento is a joint-venture project between MTRC and a five-member consortium equally owned by Wharf, Harbour Centre Development, Wheelock, Wheelock Properties Ltd and a wholly-owned subsidiary of Wheelock Properties Ltd. Pre-sales for Phase II (Towers 1 and 2, total: 854 units) commenced in November 2002. At the end of December 2004, cumulative sales reached 827 units (97 per cent sold), realising proceeds of about HK$5.6 billion.



Wharf Peak Portfolio

A sharp upswing in Hong Kong's economy, particularly the swift recovery of the finance sector, and the corresponding improved local sentiment, helped boost the luxury residential market. Mountain Court and Chelsea Court recorded 83 per cent and 100 per cent occupancy respectively as at the end of 2004. No. 1 Plantation Road, providing 48 deluxe apartments, was 81 per cent let at the end of 2004. The average rental rate also recorded a favourable gain during the period under review.



(above) *Cumulative sales of Sorrento Phase II reached 827 units at the end of 2004*

(below) *Mountain Court recorded 83% occupancy at the end of 2004*

Redevelopment of No. 3-5 Gough Hill Path, comprising five deluxe houses, has started. Superstructure works commenced in August 2004 and completion is targeted for the third quarter of 2006. Pre-sales are expected to take place in the fourth quarter of 2005.

Property List

	Project Nature	GFA (sq ft)	% Owned	Status
World Trade Square	Office/Retail	395,000	100%	For Lease
No. 1 Plantation Road	Residential	97,000	100%	For Lease
Mountain Court	Residential	49,900	100%	For Lease
Chelsea Court	Residential	43,000	100%	For Lease
Various units of Strawberry Hill	Residential	37,000	100%	For Lease
77 Peak Road	Residential	32,000	100%	For Lease
Sorrento Phase I & II	Residential	2,531,000#	33%*	For Sale
Bellagio Phase I/II	Residential	1,525,300#	33%	For Sale
Bellagio Phase III/IV	Residential	1,591,800##	33%	For Pre-sale
No. 60 Victoria Road	Residential	48,800	67%*	Under Construction
No. 3-5 Gough Hill Path	Residential	24,700	100%	Under Construction
Cable TV Tower South	Retail/Hotel	596,000	100%	Under Design Planning
Kowloon Godown	Residential/Hotel	1,078,000	100%	Under Planning Submission
Yau Tong Godown	Retail/Residential	244,000	100%	Under Planning Submission
Yau Tong JV Project	Retail/Residential	9,041,000	15.6%	Under Planning Submission

\# *Substantially sold*
\#\# *Partly pre-sold*
* *Effective ownership*

i-CABLE Communications Limited

Balance Sheet (Extract)
as at December 31, 2004

	HK$M
Non-current assets	2,297
Net current liabilities	(360)
Non-current liabilities	(109)
Net assets	1,828
Capital and reserves	
Share capital	2,019
Reserves	(191)
	1,828

EBITDA and CAPEX Historical Trend
(HK$M)


1,000
800
600
400
200
0
EBITDA
Capital Expenditure
00 01 02 03 04

Total Turnover
(HK$M)


2,400
2,000
1,600
1,200
800
400
0
2,372
95 96 97 98 99 00 01 02 03 04

Pay TV Subscribers
(in thousands)


800
640
480
320
160
0
702
95 96 97 98 99 00 01 02 03 04

Broadband Subscribers
(in thousands)


300
240
180
120
60
0
291
06/01
12/01
06/02
12/02
06/03
12/03
06/04
12/04



With 22 new channels launched in 2004, CABLE TV now offers a total of 92 channels.

Buoyed by an improving economy, consolidated net profit of the listed **i-CABLE** rose by 29 per cent in 2004, surpassing all previous records, despite intensified competition in its core markets. Respectable subscription growth in both Pay TV and Broadband sectors through strong programming and effective marketing initiatives enabled **i-CABLE** to weather pressures from competition with a degree of success. The timely introduction of the company's own triple-play service (viz, broadband, television and voice) during the last quarter of the year, further enhanced its competitiveness.

At the same time as the core businesses reported healthy growth, **i-CABLE**'s content service has been reaching out, both within the domestic market and beyond Hong Kong, beyond residential homes and commercial places. These developments, which leveraged on the company's content production and aggregation capabilities, have begun to add new dimensions to its potential market. The company's content has now reached the mainland, the Americas and passengers on flights and will soon be available in Southeast Asia.

Pay TV

Spurred on by strong programming, subscription growth and airtime sales growth, performance of this core business continued to be robust.

Pay TV subscribers grew by seven per cent year-on-year to 702,000 at the end of 2004, attributable to the exclusive broadcast of the popular EURO 2004 football tournament in the summer and other programming and marketing initiatives during the rest of the year.

During the year under review, **i-CABLE** continued to expand its programming platform with the introduction of more channels and packages, with a view to enhancing its attractiveness to viewers. Important acquisition in 2004 included English Premier League telecasting rights, which gave rise to **i-CABLE**'s revamp of the sports platform in August. Further enhancing the programme offering of the company's Pay TV service, a total of 22 new channels were launched, including the EPL Channel, Soccer Betting Channel and NBA TV, allowing viewers 24-hour access to the most popular basketball tournament in Hong Kong, etc. for inclusion in the Basic Package or for premium subscription. CABLE TV now offers a total of 92 channels with 48 channels included in the basic package. Apart from launching new channels, a Digitised Sports Centre particularly catering for the upcoming FIFA World Cup 06 was also in full operation during 2004.

During mid-year, **i-CABLE** substantially completed its migration to the digital transmission platform, which enabled the deployment of more efficient countermeasures against the perennial problem of piracy.


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i-CABLE's introduction of its own triple-play service further enhanced its competitiveness.


i-CABLE's Pay TV subscribers grew by 7% year-on-year to 702,000 at the end of 2004.

Throughout 2004, the company has also made efforts to expand its business beyond the conventional residential and commercial markets. Leveraging on its content production capability, **i-CABLE** is now the sole supplier of local news service to Hong Kong's flag carrier, Cathay Pacific Airways, with an in-flight channel on its planes. The company has also reached an agreement with KCRC to be the sole content provider and exclusive commercial-airtime sales agent for television service on board its trains.

2004 saw remarkable growth of the commercial airtime sales business, with total revenue growing 54 per cent over 2003. Such growth was driven by the company's on-target multi-channel advertising approach and more successful penetration among advertisers.

i-CABLE will continue to explore other media exposure for new business opportunities both within and outside of Hong Kong while at the same time, continuing to expand its market share in the local Pay TV market through programme enhancement and innovative marketing. The company is confident that with its proprietary content, inclusive of the English Premier League and the FIFA World Cup 06 attraction, it can prevail over the competition.


Broadband subscribers reached 291,000 at the end of 2004.

Broadband and Internet Service

The core Broadband Internet access business is back on a growth track despite increasing commoditisation in the market as a result of keen competition. Broadband subscribers grew by 13 per cent to 291,000 at the end of 2004 as subscription picked up in the second half through successful service enhancement and the introduction of new bundled packages. ARPU for the full year recorded a nine per cent growth to HK$140 but downward pressure resumed in the second half of the year.

During the year under review, the company's timely introduction of its triple-play offers, which followed the launch of VoIP service, further enhanced its competitiveness. Furthermore, **i-CABLE**'s leading content-provision position was further enhanced with the conclusion of additional carriage agreements with mobile operators to open up mobile content opportunities in the mainland.

Wharf T&T

The economic recovery did not put the FTNS market back on the growth curve. Continuing over-capacity for what has become largely a commodity drove competition even harder. With customer "liquidity" diminishing further, the battle for market share intensified but changes in market share slowed down.

In response to the new Type II regime, the company embarked on a major business transformation in the third quarter of 2004. In the residential sector, the company rolled out Digital HomeLine over **i-CABLE**'s HFC network. In the business sector, a new network rollout and sales strategy was adopted. Migration of existing customer lines away from Type II also started in earnest in both the residential and business sectors. Though the need to transform affected performance in the short term, it has helped pave the way for a more rewarding business model in the longer term.

Wharf T&T has achieved the milestone of free cash flow during the year.



Balance Sheet (Extract)
as at December 31, 2004

	HK$M
Fixed assets	2,808
Net current liabilities	(200)
Other non-current liabilities	(25)
Net business assets (before debts)	2,583

Results Summary

	2004 HK$M	2003 HK$M	Change %
Turnover	**1,252**	1,235	1
Cost of Sales	**(488)**	(472)	-3
Gross Profit	**764**	763	0
Operating Expenses	**(377)**	(376)	0
EBITDA	**387**	387	0
ITD&A	**(350)**	(333)	-5
Operating profit	**37#**	54*	-31

** Before non-recurring fixed assets write off of HK$85 million*
 # Before non-recurring fixed assets write off of HK$298 million

Fixed Line Growth
(in thousands)


480
420
360
300
240
180
120
60
0
475
00 01 02 03 04

Total Revenue
(HK$M)


1,400
1,200
1,000
800
600
400
200
0
1,252
206 (16%)
1,046 (84%)
00 01 02 03 04
Fixed Line Revenue
Int'l Services Revenue

EBITDA & EBITDA Margin
(HK$M)


700
600
500
400
300
200
100
0
35%
30%
25%
20%
15%
10%
5%
0
31%
387
00 01 02 03 04

Free Cash Flow
(HK$M)


100
0
-100
-200
-300
-400
-500
-600
11
00 01 02 03 04

Wharf T&T has achieved the milestone of free cash flow during the year. The fixed line installed base grew by 42,000 or 10 per cent year-on-year to reach 475,000, representing an overall market share of 12 per cent. Of this installed base, 319,000 lines were for business service and 156,000 lines for residential service. Business lines increased by 26,000 or nine per cent during the year under review while residential lines grew by 16,000 or 11 per cent. The company's market share for business lines and residential lines was 18 per cent and seven per cent respectively.

Total outgoing IDD volume in 2004 increased by 23 per cent to 466 million minutes compared to the year before. With the establishment of EC Telecom Limited, a wholly-owned subsidiary focusing on IDD with a much more competitive cost structure, IDD007 retail activities subsided to preserve margin and protect the legacy customer base.

Business Market

As a group, business customers accounted for 76 per cent of **Wharf T&T**'s total revenue in 2004.

Among the various carrier and wholesale sectors, **Wharf T&T** remained dominant in non-captive ETS hosting with a 95 per cent market share. A combination of service quality, pricing and account management enabled **Wharf T&T** to become more successful in the high-value data business of the international carrier sector. Significant progress was also achieved in the development of the wholesale/refiling IDD business. This business sector continued to demonstrate rapid growth during the year.

During the period, the company continued to successfully penetrate corporate and multi-national sectors through its superb services and innovative solutions. New premium customers included ATOS Origin, Statestreet Bank, Wang Tai, etc. New products including Supertone and Multipoint Video Conferencing services helped the company create reasons for change in this sector. As for the business Internet access market, the installed base of our Broadband Webtone service recorded significant growth during the year under review. In a bid to further strengthen the bond with **Wharf T&T**'s customer base, a new Customer Contact Management Centre (CCMC) was established in 2004.

Consumer Market

As a group, residential customers accounted for 24 per cent of **Wharf T&T**'s total revenue in 2004.

Riding on the strategic repositioning of the company, Digital HomeLine (DHL) was rolled out with aggressive selling through various channels including direct sales, telesales and bundled offers via **i-CABLE** and CABLE TV. Simultaneously, a conversion programme was rolled out to migrate existing HomeLine customers, served via Type II Interconnection, to DHL over the HFC network. The prospect of DHL hinges on timely reduction of acquisition cost, rebuilding of the sales force and resolving certain technical glitches within the first quarter of 2005.

During the year under review, despite exchanges of winback programmes offered by the major players, IDD margins improved, which was attributable to the legacy customer base.

Fixed Line Market Share


88%
Other FTNS
12%
Wharf T&T
Total Market
Business Market
18% Wharf T&T
82% Other FTNS
Residential Market
7% Wharf T&T
93% Other FTNS



Wharf T&T's business customers accounted for 76% of its total revenue in 2004.

As at December 31, 2004

	HK$M
Investment properties	4,605
Other properties and fixed assets	876
	5,481
Property inventory and development	1,489
Net current liabilities	(371)
Other non-current liabilities	(641)
Net business assets (before debts)	5,958

Wharf China continued to develop and manage high-quality investment properties in major cosmopolitan cities in China through its reputable brand "**Times Square**".

Beijing Capital Times Square is a retail and office complex with about 1.3 million square feet in gross floor area (GFA). It is strategically located in the Xiden area, at the intersection of West Changan Avenue and Xuanwu Men Nei Avenue. Although the Central Government has implemented austerity measures since early 2004 to slow down economic growth, the complex maintained an office average occupancy rate of 91 per cent throughout 2004, a six per cent increase from 2003's 85 per cent.

The 1.2 million-square-foot Shanghai Times Square is a retail, office and apartment complex on Huai Hai Zhong Road, at the very heart of Shanghai's CBD. It has excellent accessibility with convenient links to major highways and a nearby underground railway station. Similar to Beijing Capital Times Square, in spite of the impact of Central Government's austerity measures on the Shanghai economy, occupancy rates of the office, residential and retail portions in 2004 improved to 96 per cent, 86 per cent and 81 per cent respectively.

Chongqing Times Square, with about 1.6 million square feet of GFA, is located at the City's central retail area, Liberation Statue Square, between Zou Rong Road and Min Zu Road. It is a retail, office and

Both Shanghai Times Square (left) and Beijing Capital Times Square (right) recorded growth in office occupancy in 2004.





apartment complex comprising four residential towers atop the retail/ commercial podium. Residential Towers A, B and C were completed and sold in April 2003. Tower D with a total of 302 units was completed in November 2004, and 227 apartment units (75 per cent) have already been sold. The retail portion progressed according to plan and budget with the opening of a 570,000-square-foot department store taking place in December 2004.



Wuhan Times Square is targeted for completion by the fourth quarter of 2007.

Wuhan Times Square, the Group's fourth **Times Square** project, is located at Yan Jiang Da Dao fronting the Yangtze River in Hankou, Wuhan. With about 2.4 million square feet of GFA, it is planned to be primarily a residential and office-apartment complex. Superstructure works have commenced and target completion for the entire development is in the fourth quarter of 2007.

The Group's fifth **Times Square** project Dalian Times Square is located along Ren Min Road in the Zhongshan District of Dalian. It will be developed into a 1.9 million-square-foot retail/apartment complex. Foundation works are scheduled to start in the first quarter of 2005 and completion for the whole project is targeted for the fourth quarter of 2007.

In Shanghai, foundation works for the commercial development located at 1717 Nan Jing Xi Road in the Jingan District of Shanghai have commenced. The 1.6 million-square-foot complex comprises a Grade A office tower with cutting-edge specifications and state-of-the-art facilities plus a retail annex boasting a walking linkage to a major subway station. Completion for the whole development is targeted for 2008.

The Group's other property projects in Shanghai, including Shanghai Wellington Garden and Shanghai Parc Royal are progressing according to schedule.

	Project Nature	GFA (sq ft)	Status	Completion
Beijing Capital Times Square	Office/Retail	1,295,000	For Lease	1999
Shanghai Times Square	Office/Retail/Residential	1,211,000	For Lease	1999
Chongqing Times Square	Office/Retail/Residential#	1,570,000*	For Lease / Sale	2004
Shanghai Wellington Garden	Residential#	562,000	Under Construction	2006
Wuhan Times Square	Retail/Residential#	2,408,400	Under Construction	2007
1717 Nan Jing Xi Road	Office/Retail	1,589,300	Under Construction	2008
Dalian Times Square	Retail/Residential	1,866,000	Under Planning	2007
Shanghai Parc Royal	Residential#	802,000	Under Planning	2007
Shanghai Jingan Garden	Residential#	970,000	Under Planning	2008

* *Partly sold*
\# *Residential includes office-apartments*

Marco Polo Hotel Group



The Marco Polo Hotel Group will open a second deluxe hotel in the Chaoyang District of Beijing in 2006.

The Marco Polo Hotel Group currently boasts a portfolio of nine hotels throughout Asia, including those under construction. During the year under review, the Marco Polo Hotel in Saigon, Vietnam was named one of the best hotels in the city.

Following the opening of the Marco Polo Beijing in December 2001, the Marco Polo Hotel Group will operate a second deluxe hotel in Beijing, which is scheduled to open in 2006. It is ideally located in the Chaoyang district of Beijing and is in close proximity to the Olympic Green. It has convenient access to various public transportation, including Subway Line No. 5 and the Olympic Subway Lines. It is also within 20-minute driving distance from the Beijing Capital International Airport.

This 17-storey hotel will provide 320 rooms and suites, with the inclusion of a Marco Polo's Continental Club. There will be a specially-designed executive floor to provide deluxe accommodation and service for discerning travellers. A wide variety of food and beverage outlets will be featured, highlights of which will include the signature Café Marco, a Chinese restaurant featuring regional specialties and the Lobby Lounge. Additionally, its well-appointed conference and banquet facilities will be perfect for meetings, seminars and social events while the recreation centre will feature a comprehensive range of facilities.

The Marco Polo Hotel in Saigon was named one of the best hotels in the city during the year under review.



Modern Terminals

Driven by continually strong export growth, the South China region registered an overall increase of 19 per cent or 3.96 million TEUs in total volume of containers handled. Throughput in Shenzhen recorded 31 per cent growth while Kwai Chung recorded 11 per cent growth compared with the year before. Shenzhen Terminals' market share grew to 45 per cent while Kwai Chung's market share declined slightly to 55 per cent as at the end of December 2004.

Modern Terminals' total throughput for 2004 increased by 9.1 per cent or 362,000 TEUs against that of 2003. This was mainly driven by feeder, transshipment and intra-Asia volume. During the year under review, operating cost increased because of the increased volume of activities and higher depreciation charges incurred due to the introduction of CT9. Despite the continuous improvement in productivity, the increase in operating cost slightly affected the company's operating profit.

With continuous investment in hardware, software and human resources, **Modern Terminals**' productivity continued to improve in 2004. With the delivery of four CT9 berths to **Modern Terminals**, its operations in Kwai Chung now consist of 7.5 berths, spreading over Container Terminals 1, 2, 5 and 9, with a total handling capacity of 5.5 million TEUs. TEUs per headcount, one of the main productivity benchmarks, improved to 3,630 from 3,365 a year ago. At the end of 2004, **Modern Terminals**' market share remained at about one-third of the total market in Kwai Chung.

as at December 31, 2004

	HK$M
Fixed assets	4,982
Interest in associates / jointly controlled entity	676
Net current liabilities	(548)
Other non-current liabilities	(366)
Net business assets (before debts)	4,744

Note: The Group's investment cost in 55.34% of Modern Terminals is HK$3,709 million.



Modern Terminals' total throughput rose 9.1% to 4.35 million TEUs in 2004.


Throughput
(Million TEUs)
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
4.35
99 00 01 02 03 04


Market Share
(%)
40
35
30
25
20
15
10
5
0
32.5
99 00 01 02 03 04

In March 2005, 33 years after its operations began, **Modern Terminals** celebrated the milestone of the 50 millionth TEU passing through its facilities. Boasting advanced equipment and sophisticated logistics system, **Modern Terminals** is poised to achieve better operational synergy with the completion of berth consolidation and terminal area expansion following the delivery of CT9.

With 7.5 berths spreading over Container Terminals 1, 2, 5 and 9 in Kwai Chung, Modern Terminals has a total handling capacity of 5.5 million TEUs.


P&O Nedlloyd

Chiwan Container Terminals, in which **Modern Terminals** effectively holds an eight per cent equity stake, recorded a throughput growth of 880,000 TEUs (an increase of 60 per cent) to 2.35 million TEUs.

Berth 4 of Shekou Container Terminals (Phase II), in which **Modern Terminals** effectively holds a 9.8 per cent equity stake, commenced operation in February 2004. Together with Berth 3 which commenced operation in the third quarter of 2003, Shekou Container Terminals (Phase II) handled 1.07 million TEUs, an increase of 3.6 times or 841,000 TEUs when compared with the previous year.

All ongoing projects in China including the Taicang project in Suzhou are progressing smoothly and on schedule. Taicang, a joint-venture development with the Suzhou government, will become the pioneer project leading off **Modern Terminals**' expansion in the Yantze River Delta.

Modern Terminals also entered into a joint-venture agreement with China Shipping to explore investment opportunities related to the Yang Shan project near Shanghai. A joint working team had been established and a feasibility study on Yang Shan Deepwater Port Project is now underway.

The market outlook for 2005 remains positive, with expectation of strong double-digit growth in the overall Pearl River Delta area. Kwai Chung will also benefit and marginal growth in terms of volume is expected in 2005.





(above) *At the end of 2004, Modern Terminals' market share stood at about one-third of the total market in Kwai Chung.*

(below) *Shekou Container Terminals (Phase II) handled 1.07 million TEUs in 2004.*

	2004	2003	2002	2001	2000	1999
Container Handling Capacity (TEUs in millions)	**5.09**	4.36	4.20	4.03	3.70	3.40
Throughput (TEUs in millions)	**4.35**	3.99	3.61	3.52	3.36	2.82
Headcount	**1,199**	1,186	1,176	1,179	1,184	1,294
TEUs per Headcount	**3,630**	3,365	3,072	2,985	2,840	2,177
Market Share	**32.5%**	33.1%	30.3%	31.1%	28.9%	27.2%

REVIEW OF 2004 RESULTS

Profit Attributable to Shareholders

The Group reported a profit attributable to shareholders of HK$3,767 million for the year of 2004, an increase of HK$724 million or 24% over HK$3,043 million achieved in 2003. Earnings per share were HK$1.54, compared to HK$1.24 recorded in the previous year.

The solid profit growth was largely driven by the steady growth in retail rental income, recovery in the Group's hotel operations from the low base result in 2003, improved profitability of i-CABLE and reduction in borrowing costs.

Included in the results were non-recurrent provision write-backs of HK$108 million for the Group's certain properties and of HK$442 million for the Bellagio property project held by an associate. This was partially offset by Wharf T&T's write-down of HK$298 million for impairment of certain of its network assets. In 2003, there was total attributable impairment provision of HK$391 million, which comprised HK$306 million for properties and investments and HK$85 million for fixed assets, though a deemed profit of HK$312 million, arising from the distribution of i-CABLE shares as part of the Company's interim dividend for 2003, was reported.

Excluding the above-mentioned non-recurring items in both years, the Group's net profit would be HK$3,515 million in 2004, an increase of HK$393 million or 13% compared to HK$3,122 million in 2003.

Group Turnover

The Group turnover for the year was HK$11,953 million, an increase of HK$700 million or 6% over HK$11,253 million earned in 2003. The increase in turnover was chiefly attributable to the improvement in revenue from property investment by HK$370 million, of which the hotel revenue increasing by HK$197 million. The hotel revenue in 2003 was HK$533 million, which was at an extraordinary low level as a consequence of SARS' impact during the year, compared to the levels of HK$730 million in 2004 and HK$616 million in 2002. The Communications, Media and Entertainment (CME) segment also reported revenue growth by HK$266 million mainly derived from the enlarged subscribers and higher airtime sales of i-CABLE group.

Group Operating Profit

Group operating profit before borrowing costs for the year 2004 amounted to HK$5,252 million, increased by HK$202 million or 4% from HK$5,050 million in 2003, primarily due to the favourable results of property investment including hotels as explained above. The growth also resulted from the increase in operating profit of the Pay TV and reduction in operating loss of the Broadband business of i-CABLE.

SEGMENT PERFORMANCE

Property Investment

For 2004, the Property Investment segment grew its revenue by HK$370 million or 9% to HK$4,645 million over HK$4,275 million in 2003. Operating profit showed an increase of HK$202 million or 7% to HK$3,103 million. This segment had benefited from the record level of tourists from the mainland China and overseas markets and the steady economic rebound in Hong Kong. The better business environments also stimulated the retail leasing activities and supported the average rental reversionary growth in 2004. The improvement was partly attributable to the lower base result for the hotel business caused by the SARS incidence in 2003.

Wharf Estates Limited

Harbour City

Harbour City, a core property investment asset of Wharf Estates Limited, generated a turnover of HK$3,061 million for 2004, an increase of HK$329 million over 2003 mainly derived from improvement in retail rentals and hotel revenue.

2004 saw a healthy increase in retail rental of HK$161 million or 16% to HK$1,193 million. Benefited from the boom in tourism and recovery in domestic consumption, which enabled the Group to further enhance its tenant mix aggressively, high level of occupancy of around 98% was sustained throughout the whole year with average rental rate improved. The office area improved its occupancy steadily to 95% with higher average rental rate achieved by end of 2004 but recorded a decrease in rental revenue by HK$36 million or 4% to HK$945 million, reflecting the adverse reversionary cycle caused by unfavourable rental rates achieved in the past two years. The apartments reported a revenue increase of HK$7 million or 4% to HK$193 million resulted from improving occupancy rate, which reached 83% at end of 2004. Hotel revenue increased by HK$197 million or 37% to HK$730 million, backed by an average occupancy of 91% for 2004, significantly jumped from 67% for last year. Average hotel room rate also reported double-digit growth in 2004.

Times Square

Times Square, another core investment property asset of Wharf Estates Limited, generated total revenue of HK$837 million, which was slightly lower than the previous year's level by HK$4 million. Despite a steady improvement in occupancy rate that reached 95% at the end of 2004, the rental revenue from the office area was HK$237 million, a decrease of HK$19 million or 7% over 2003. This decrease, which was mainly due to the adverse reversionary impacts of lower average rental rates achieved in the past two years, had been substantially compensated by the improvement of retail area rental by HK$15 million or 3% from HK$585 million for 2003 to HK$600 million, as a result of healthy growth in average rental rate and occupancy level sustained at high level of 96% throughout 2004.

Plaza Hollywood
Plaza Hollywood, under Wharf Estates Limited, reported revenue of HK$250 million for 2004, an increase of HK$12 million or 5% over 2003 mainly because of higher achieved average occupancy at about 98% with average rental rate being maintained at nearly the same level as last year.

At December 31, 2004, the aggregate property value of Harbour City, Times Square and Plaza Hollywood owned under Wharf Estates Limited was HK$59,980 million, based on the revaluation conducted by independent valuers. This portfolio generated total revenue and operating profit of HK$4,148 million and HK$2,875 million respectively for 2004, compared to HK$3,811 million and HK$2,683 million respectively reported in 2003.

Wharf Estates Development Limited
Wharf Estates Development Limited owned various residential, office and industrial investment properties located in Hong Kong. Owing to the encouraging performance of rental revenue of the Peak properties as supported by the persistent upsurge in luxurious residential property market and the lacklustre results of its office and industrial properties, the company's aggregate revenue and operating profit for 2004 remained flat over last year.

Wharf Estates China Limited
With its two major investment properties in mainland China, namely, Beijing Capital Times Square and Shanghai Times Square, reporting satisfactorily improved occupancy and rental rates, Wharf Estates China Limited recorded double-digit growth both in aggregate revenue and operating profit in 2004. During late 2004, the podium area of Chongqing Times Square, another investment property in mainland China, was completed for leasing.

Communications, Media and Entertainment ("CME")
Backed by continuous subscription growth in both Pay TV and Broadband business as well as the remarkable increase in commercial airtime sales of i-CABLE, the total revenue of the CME segment rose to HK$3,844 million, an increase of HK$266 million or 7% over HK$3,578 million achieved in 2003. The aggregate operating profit also recorded an increase of HK$24 million or 6% to current year's HK$456 million.

i-CABLE
Buoyed by an improving economy, the i-CABLE group reported another year of record profit and business growth despite intensified competition in its core market in 2004. i-CABLE's total revenue revealed an increase of HK$229 million or 11% to HK$2,372 million and an increase in its operating profit before unallocated items by HK$66 million or 18% to HK$425 million. The net profit of i-CABLE also increased by HK$64 million or 29% to HK$284 million, surpassing all previous records.

Pay TV

Pay TV subscribers grew by 47,000 or 7% year-on-year to 702,000 as at the end of 2004, attributable to exclusive broadcast of the popular EURO 2004 football tournament in summer and other programming and marketing initiatives during the rest of the year. Further buoyed by the remarkable increase in commercial airtime sales, the turnover of Pay TV for 2004 grew by HK$154 million or 9% to HK$1,888 million. Its operating profit recorded an increase of HK$25 million or 6% to reach HK$469 million. ARPU also recorded a year-on-year 2% growth to HK$225.

Internet and multimedia

Internet and multimedia revenue for 2004 increased by HK$72 million or 18% to HK$481 million. Its operating loss, on a full cost allocation basis for network cost, nearly halved to HK$44 million as compared to HK$85 million in 2003. The improvement was primarily due to year-on-year growth in Broadband subscribers of about 34,000 or 13% to 291,000 at the end of December 2004, largely resulting from picking up of subscription in the second half through successful service enhancement and introduction of bundled packages. ARPU also recorded a year-on-year 9% growth to HK$140 for subscribers renewing under higher price retention plans, but downward pressure resumed in the second half of 2004.

Telecommunications

Wharf T&T

The economic recovery did not put the FTNS market back on the growth curve and continuing over capacity drove competition even harder. In such circumstances, the company only managed to increase its telecommunication revenue by HK$17 million or 1% to HK$1,252 million. Its installed base of fixed lines grew by 42,000 lines to 475,000 lines with market share of 12% as at the end of December 2004. The company's revenue from fixed-line telephony services rose by 7% to HK$1,046 million, whilst IDD revenue declined by 19% to HK$206 million. The ratio between fixed lines and IDD improved to 5:1 for 2004, as compared to 4:1 for 2003. The operating profit, however, showed a decrease of HK$17 million or 31% to HK$37 million mainly due to higher depreciation charge.

The combined turnover and operating profits of Wharf T&T and other telecommunication business was HK$1,286 million and HK$26 million, compared to HK$1,253 million and HK$35 million achieved respectively in last year.

Logistics

The Logistics segment with most of its contribution from Modern Terminals Limited ("Modern Terminals"), a 55.3%-owned subsidiary, reported an aggregate revenue of HK$3,347 million, represented an increase of HK$126 million or 4% as compared with HK$3,221 million in 2003. The operating profit also increased by HK$13 million or 1% to HK$1,840 million.

Modern Terminals

Modern Terminals recorded a 9% throughput growth in 2004. However, the company's total revenue grew by 3% only, given that the throughput growth was largely driven by lower-tariff feeder and transshipment volume. Furthermore, as a result of the increase in operating expenses on higher volume of throughput handled and higher depreciation charge on Container Terminal 9, which commenced operation in late 2003, the company's operating profit was slightly affected. Aided by the significantly higher profit contribution from Modern Terminal's earlier investments in mainland China through its associates and the lower charge in Profits Tax and deferred tax, its net profit after tax grew satisfactory as compared to last year.

Property Development

Wharf Estates Development Limited and Wharf Estates China Limited launched some minor properties for sale in Hong Kong and China respectively in 2004 and they reported an overall break-even result compared to a loss of HK$17 million in 2003. The sales of Sorrento and Bellagio residential units undertaken through associates continued in 2004 and their results were taken up as the Group's share of associates' profit other than as the Group's turnover and operating profit.

Borrowing Costs

Due to a persistently low interest rate environment accompanied by its declining net debt level, the Group's net borrowing costs as charged against the results decreased by HK$241 million or 50% to HK$239 million for 2004 from HK$480 million in the previous year. The charge was after capitalisation of HK$25 million on related assets for the year under review, compared to HK$54 million in the previous year. The Group's average borrowing cost was 1.56% p.a., reduced further from 2.66% p.a. in 2003.

Net Other Charges

The net other charges recognised in 2004 amounted to HK$190 million, which included Wharf T&T's write-down for impairment of its fixed assets by HK$298 million that was partly compensated by a write-back HK$108 million in respect of the Group's various properties.

The net other charges in 2003 comprised the deemed profit of HK$312 million arising from a distribution of 244.7 million i-CABLE shares by the Company as part of 2003 interim dividend, net impairment provision of HK$276 million for properties under development, impairment provision of HK$58 million for investments and write off of fixed assets of HK$85 million; all before deduction of minority interest.

Share of Profits less Losses of Associates and Jointly Controlled Entity

The share of profits less losses of associates and jointly controlled entity for 2004 was HK$746 million, an increase of HK$454 million over profit of HK$292 million in 2003. The increase was chiefly due to the inclusion of an attributable provision write-back of HK$442 million in respect of the Group's one-third interest in the Bellagio project. Based on the achieved selling price of the Bellagio Phases III and IV, which was launched in September 2004, and the prevailing residential property market conditions, the property provision of HK$1,327 million (HK$442 million attributable to the Group) previously made by the associate undertaking the project was considered no longer required and hence was fully written back in 2004.

Excluding the write-back of provision, the share of associates' and jointly controlled entity's profits less losses for 2004 would be HK$304 million, an increase of HK$12 million or 4%. The increase was mainly attributable to the better profit contribution from sales of Bellagio residential units at higher achieved selling price than previous years and the increasing profit contribution from container port business engaged by the associates of Modern Terminals in mainland China. The increase, however, was considerably offset by decrease in profit contribution from sales of Sorrento residential units, which had been substantially sold in 2003.

Profit before Taxation

The profit before taxation, which include the non-recurring items and provisions as stated above, increased by HK$814 million or 17% from HK$4,755 million for previous year to HK$5,569 million.

Taxation

The taxation charge for 2004 was HK$953 million, a slight increase of HK$1 million from HK$952 million recorded in last year. Excluding the effect of the 1.5% increase in profit tax rate on deferred tax liability that increased total tax charge by HK$99 million in last year, there was an increase in taxation of HK$100 million for 2004. Such increase was mainly attributable to higher taxable profits and tax provision for profits in respect of prior years in which deductibility of certain interest expenses was under dispute with the Inland Revenue Department.

Minority Interests

Minority interests were HK$849 million compared to HK$760 million in 2003. The increase arose mainly from better results achieved by the Group's non-wholly owned subsidiaries including Harbour Centre Development Limited and i-CABLE.

Included in the Group's profit attributable to the shareholders is profit of HK$1,178 million (2003: HK$1,051 million) contributed aggregately from three major non-wholly owned subsidiaries, namely, the 55.3%-owned Modern Terminals, 67.1%-owned i-CABLE and 66.8%-owned Harbour Centre Development Limited. Total dividends received from these subsidiaries amounted to HK$916 million for the year 2004 (2003: HK$891 million).

(II) LIQUIDITY AND FINANCIAL RESOURCES

Shareholders' Funds

The Group's consolidated net asset value was HK$65,168 million or HK$26.63 per share at December 31, 2004, grew from HK$51,628 million or HK$21.09 per share at December 31, 2003, respectively. The increase of HK$13,540 million or 26% was primarily due to the net attributable appreciation of HK$11,183 million in the Group's investment and hotel property portfolios, on revaluation by independent valuers at December 31, 2004.

Supplemental Information

To better reflect the underlying net asset value of the Group, the following objective-base adjustments are given below:

	Per share
Book net asset value at December 31, 2004	HK$26.63
Add adjustments for:-	
Modern Terminals	
– based on the previous average transaction prices	2.37
i-CABLE	
– based on market value at December 31, 2004 (@HK$2.90 p.s.)	1.11
Adjusted net asset value per share at December 31, 2004	HK$30.11

Net Cash Generated from the Group's Operating Activities

For the year under review, net cash generated from the Group's operating activities was HK$5.7 billion, an increase of HK$0.3 billion over HK$5.4 billion in 2003. The increase was largely due to the increase in operating profit and reduction in interest payment. Net cash outflow of HK$0.6 billion was recorded for investing activities, which comprised mainly the Group's capital expenditure aggregating HK$1.8 billion and net receipts of repayments of advances of HK$1.1 billion from the associates undertaking the property developments of Bellagio and Sorrento.

Capital Expenditure

The capital expenditure, including programming library, incurred by the Group's core businesses during the year and related capital commitments at the year-end date are analysed as follows:

Business Unit/Company	Capital Expenditure For 2004 HK$ Million	Capital Commitments as at December 31, 2004	
		Authorised And Contracted for HK$ Million	Authorised But not Contracted for HK$ Million
Property investments/others			
China	164	80	844
Harbour City	138	313	19
Other properties/others	123	272	-
	425	665	863
Wharf T&T	309	81	67
	734	746	930
Modern Terminals (55.3% owned)	571	472	422
i-CABLE (67.1% owned)	491	713	142
	1,796	1,931	1,494
At December 31, 2003	1,676	1,099	1,419

The capital expenditure of i-CABLE and Wharf T&T mainly related to procurement of their network equipment while that of Modern Terminals was substantially incurred for the equity investment of HK$0.35 billion in Taicang port, Suzhou, mainland China and HK$0.22 billion for additions of plant and equipment and construction of Container Terminal 9. i-CABLE and Modern Terminals, 67.1% and 55.3% owned by the Group respectively funded their own capital expenditure programmes. The authorised and contracted for capital commitments for the Group increased by HK$0.8 billion from HK$1.1 billion at December 31, 2003 to HK$1.9 billion at December 31, 2004, which was mainly due to the increase in i-CABLE group's commitment in programming rights.

In addition to the above, the Group had planned expenditure at the end of 2004 of approximately HK$1.8 billion (2003: HK$2.5 billion) mainly related to the properties under development for sale in mainland China.

Major Property and Investment Projects undertaken by Associates

Bellagio

Pre-sale of Bellagio residential units of Phases III and IV undertaken by an associate, 1/3 owned by the Group, was first launched in September 2004 with an encouraging market response. For the year under review, 684 units in Phase III and IV were pre-sold and 105 units of Phase I and II were sold. As at December 31, 2004, cumulative sales reached 1,690 units (or 99%) for Phases I and II and 684 units (or 40%) for Phases III and IV.

At December 31, 2004, the cash deposits in stakeholders' account from pre-sale of Bellagio Phases III and IV amounted to HK$0.6 billion, which would be sufficient to fully cover its outstanding construction costs for completion of the project. The project company did not have any external borrowings at December 31, 2004.

As the Phases III and IV are still at its development stage, a portion of the pre-sale profit was recognised according to the Group's accounting policy.

Sorrento

Sale of the Sorrento residential units undertaken by an associate, 40%-owned by the Group, is continuing. For the year under review, 120 units of Sorrento were sold. At December 31, 2004, the 1,272 Phase I units of Sorrento were all sold whereas 827 Phase II units or 97% were sold.

At December 31, 2004, the cash deposits in Sorrento's stakeholders account amounted to HK$0.3 billion, which would be sufficient to fully cover its outstanding construction cost for completion of the whole project. The project company did not have any external borrowings at December 31, 2004.

Western Kowloon Cultural District Project ("WKCD")

A consortium comprising the Group (40%), Sino Land Company Limited (40%) and Chinese Estates Holdings Limited (20%) has been formed and submitted a proposal to the Hong Kong SAR Government in respect of the WKCD.

On November 10, 2004, the Government announced that three bidders had been short-listed, including the above-mentioned consortium. Public consultation exercises on WKCD are in progress. At present, there is no firm commitment made by the Group.

Gearing Ratios

As at December 31, 2004, the ratio of net debt to total assets decreased to 15.4%, while the ratio of net debt to shareholders' equity also decreased to 21.6%, compared to 21.4% and 32.9% at December 31, 2003, respectively. The Group's net debt dropped substantially from HK$17.0 billion at December 31, 2003 to HK$14.1 billion at December 31, 2004, which was made up of HK$16.4 billion in debts less HK$2.3 billion in deposits and cash. Included in the Group's debts were loans of HK$1.6 billion borrowed by a non-wholly owned subsidiary, Modern Terminals (2003: HK$1.3 billion borrowed by Modern Terminals). These loans are without recourse to the Company and other subsidiaries of the Group.

Availability of Committed and Uncommitted Facilities

During 2004, the Group had prepaid and cancelled some of its loan facilities with higher interest margins and/or shorter maturity. To take advantage of the ample liquidity in the local banking market, the Group managed to obtain new banking facilities amounting to HK$9.8 billion, with tenors ranging from 1 to 7 years, on more favorable terms.

The Group's available loan facilities and debt securities amounted to HK$22.8 billion. Debts totaling HK$16.4 billion were outstanding at December 31, 2004, against the available facilities as analysed below:

	31/12/2004			
Debt Maturity	**Available Facility HK$ Billion**	**Total Debts HK$ Billion**		**Undrawn Facility HK$ Billion**
Company and wholly owned subsidiaries				
Committed facilities				
Repayable within 1 year	1.8	1.3	8%	0.5
Repayable between 1 to 2 years	1.9	1.9	12%	-
Repayable between 2 to 3 years	2.9	2.9	18%	-
Repayable between 3 to 4 years	2.2	1.9	12%	0.3
Repayable between 4 to 5 years	2.8	2.8	17%	-
Repayable after 5 years	4.4	1.9	12%	2.5
	16.0	12.7	79%	3.3
Uncommitted facilities	2.6	1.6	9%	1.0
	18.6	14.3	88%	4.3
Non wholly-owned subsidiaries				
- Committed and uncommitted				
Modern Terminals Limited	2.9	1.6	9%	1.3
i-CABLE Communications Limited	0.6	-	-%	0.6
Others	0.7	0.5	3%	0.2
	22.8	16.4	100%	6.4
- Secured	-	-	-%	-
- Unsecured	22.8	16.4	100%	6.4
Total	22.8	16.4	100%	6.4

As at December 31, 2004, a HK$34 million debt of the Group was secured by mortgage over a property under development with carrying value of HK$271 million. At December 31, 2003, debts amounted to HK$414 million was secured by mortgages over certain investment properties with an aggregate carrying value of HK$3,732 million.

An analysis of the Group's total debts by currency at December 31, 2004 is shown as below:

	HK$ Billion
Hong Kong dollar	12.8
United States dollar (swapped into Hong Kong dollars)	3.6
	16.4

The Group's debts are primarily denominated in Hong Kong and US dollars and all US dollars loans have been effectively swapped into Hong Kong dollar loans by forward exchange contracts.

The use of financial derivative products is strictly controlled. The majority of the derivative products entered into by the Group were used for management of the Group's interest rate exposures.

The Group maintained a reasonable level of surplus cash, which was denominated principally in Hong Kong and US dollars, to facilitate the Group's business and investment activities. As at December 31, 2004, the Group also maintained a portfolio of long-term investments, primarily in blue-chip securities, with a market value of HK$1.6 billion.

(III) FUTURE CHANGES IN ACCOUNTING POLICIES

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (collectively, "new HKFRSs") which are effective for accounting periods beginning on or after January 1, 2005.

The Group has not early adopted these new HKFRSs in the accounts for the year ended December 31, 2004 and is in the process of making an assessment of the impact of these new HKFRSs. The Group has so far concluded that the adoption of Hong Kong Accounting Standards ("HKAS") 40 "Investment property", Accounting Interpretation 23 "The appropriate policies for hotel properties" and Accounting Interpretation 21 "Income taxes - recovery of revalued non-depreciable assets" would have a significant impact on its accounts as detailed in the note 36 to the consolidated accounts.

The Group is continuing its assessment of the impact of the new HKFRSs and other significant changes may be identified as a result of this assessment.

(IV) EMPLOYEES

The Group has approximately 10,904 employees. Employees are remunerated according to nature of the job and market trend, with a built-in merit component incorporated in the annual increment to reward and motivate individual performance. Total staff costs for the year 2004 amounted to HK$2,145 million, compared to HK$1,999 million of 2003.

Disclosure of Further Corporate Information

Set out below is information disclosed pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"):

(A) BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGERS ETC.

(I) Directors

Peter K C Woo, GBS, JP, Chairman (Age: 58)
Mr Woo has resumed the role of Chairman since 2002 after having formerly served as Chairman of the Company from 1986 to 1994. He is also the chairman of Wheelock and Company Limited ("Wheelock") and Modern Terminals Limited ("Modern Terminals").

Mr Woo was appointed a Justice of the Peace in 1993 and awarded the Gold Bauhinia Star in 1998 by the Hong Kong SAR Government. He has for many years been actively engaged in community and related services, both locally and in the international arena, and has held various Government appointments. He has been the Government-appointed chairman of the Hong Kong Trade Development Council since October 2000 and had served as the chairman of Hospital Authority from 1995 to 2000 and the council chairman of Hong Kong Polytechnic University from 1993 to 1997. He is currently the chairman of the Hong Kong Environment and Conservation Fund Committee set up in 1994 which he co-funded with the Government. He also served as a deputy chairman in 1991 to Prince of Wales Business Leaders Forum, and as a member of the International Advisory Council of J.P. Morgan Chase & Co., National Westminster Bank, Banca Nazionale del Lavoro, Elf Aquitaine of France and General Electric of America. He has received Honorary Doctorates from various universities in the USA, Australia and Hong Kong.

Gonzaga W J Li, Senior Deputy Chairman (Age: 75)
Mr Li joined Wharf in 1980 as a Director and was appointed as the general manager in 1982. He became Deputy Chairman and Managing Director in 1989, appointed Chief Executive in 1992 and became Chairman in 1994. He relinquished the title of Chairman and Chief Executive and assumed the title of Senior Deputy Chairman of the Company since 2002. He is also the senior deputy chairman of Wheelock and the chairman of Harbour Centre Development Limited ("HCDL"), Wheelock Properties Limited ("WPL") and Wheelock Properties (Singapore) Limited ("WPSL") in Singapore and also the chairman and chief executive officer of Wharf China Limited. He is also a director of Joyce Boutique Holdings Limited ("Joyce") and Modern Terminals.

Stephen T H Ng, Deputy Chairman and Managing Director (Age: 52)
Mr Ng joined Wharf in 1981 and became Managing Director in 1989. He has been a director, deputy chairman, president and chief executive officer of i-CABLE Communications Limited ("i-CABLE") since 1999 and became its chairman since 2001. He is also the deputy chairman of Wheelock, a director of Joyce and the chairman, president and chief executive officer of Wharf T&T Limited ("WTT"). He serves as a member of the General Committee of The Hong Kong General Chamber of Commerce.

Paul M P Chan, Director (Age: 49)
Mr Chan was appointed an independent Non-executive Director of the Company in September 2004. He also serves as a member of the Company's Audit Committee. He is the managing partner of Paul Chan & Partners, Certified Public Accountants (Practising). He is also an independent non-executive director of publicly listed Proview International Holdings Limited, CITIC Resources Holdings Limited, I.T Limited, China Resources Cement Holdings Limited and Kingmaker Footwear Holdings Limited.

Mr Chan is a graduate of The Chinese University of Hong Kong where he obtained both his bachelor's and master's degrees in Business Administration. Mr Chan is a Practising Certified Public Accountant in Hong Kong and a fellow member of the Association of Chartered Certified Accountants ("ACCA"), the Hong Kong Institute of Certified Public Accountants ("HKICPA"), the Society of Chinese Accountants and Auditors, the Institute of Chartered Secretaries and Administrators, the Taxation Institute of Hong Kong, the Hong Kong Institute of Company Secretaries, and a member of the Macau Society of Certified Practising Accountants.

Mr Chan has over 27 years' experience in accounting and finance field and is currently the vice president of the HKICPA. He had been a former chairman of the ACCA - Hong Kong and a former member of the World Council of the ACCA in the United Kingdom.

Edward K Y Chen, GBS, CBE, JP, Director (Age: 60)
Professor Chen has been an independent Non-executive Director of the Company since 2002. He is currently the president of Lingnan University in Hong Kong. He is also an honorary professor and a distinguished fellow of the Centre of Asian Studies at the University of Hong Kong, an honorary professor of Shantou University, and a visiting professor of Jinan University. He was a member of the Legislative Council of Hong Kong in 1991 and 1992, and a member of the Executive Council of Hong Kong from 1992 to 1997. He was also a member of the Hong Kong SAR Basic Law Consultative Committee from 1985 to 1990. He is a director of First Pacific Co. Ltd., China Resources Peoples Telephone Company Limited and Asia Satellite Telecommunications Holdings Ltd. and a trustee of Eaton Vance Management Funds. He is currently chairman of the Hong Kong Committee for Pacific Economic Cooperation.

Professor Chen was educated at The University of Hong Kong (Bachelor of Arts and Master of Social Science) and Oxford University (Doctor of Philosophy). He was appointed a Justice of the Peace in 1993 and awarded a CBE in 1995. In 2003, he was awarded the Gold Bauhinia Star Medal by the Hong Kong SAR Government.

Raymond K F Ch'ien, GBS, CBE, JP, Director (Age: 53)
Dr Ch'ien has been an independent Non-executive Director of the Company since 2002. He is the executive chairman and chief executive officer of chinadotcom corporation, chairman of its subsidiary, hongkong.com corporation, and chairman of MTR Corporation Limited. Dr Ch'ien serves on the boards of HSBC Holdings plc, The Hongkong and Shanghai Banking Corporation Limited, Inchcape plc, Convenience Retail Asia Limited and VTech Holdings Limited.

In public service, Dr Ch'ien is chairman of the Advisory Committee on Corruption of the Independent Commission Against Corruption; chairman of the Hong Kong/European Union Business Cooperation Committee and is a Hong Kong member of the APEC Business Advisory Council. Dr Ch'ien is an honorary president and past chairman of the Federation of Hong Kong Industries. He is also president of Hong Chi Association, Hong Kong's leading non-government organization helping mentally handicapped persons. From 1992 to 1997, Dr Ch'ien was a member of the Executive Council of Hong Kong, then under British administration. He was appointed a member of the Executive Council of the Hong Kong SAR on July 1, 1997 and served until June 2002. He also served as Chairman of Industry and Technology Development Council from 1993 to 1999.

Dr Ch'ien received a doctoral degree in Economics from the University of Pennsylvania in 1978. He was appointed a Justice of the Peace in 1993 and a Commander in the Most Excellent Order of the British Empire in 1994. In 1999, he was awarded the Gold Bauhinia Star Medal.

Erik B Christensen, Director (Age: 57)
Mr Christensen has been a Director of the Company since 2003. He has since 1997 been the managing director of Modern Terminals, a 55.34% owned subsidiary of the Company, being one of the world's most efficient container terminal operators. He formerly joined The East Asiatic Company Limited ("EAC") in Denmark as a management trainee in 1965. Between 1970 and 1990, he spent eight years in China and 12 years in Hong Kong - from 1983 as the managing director and chief executive officer for the EAC's group activities in China and Hong Kong. In 1990, Mr Christensen returned to Copenhagen, and in 1995 he became a member of the EAC's group management board.

Hon Vincent K Fang, JP, Director (Age: 61)
Mr Fang has been an independent Non-executive Director of the Company since 1993. He also serves as a member and chairman of the Company's Audit Committee. He is the chief executive officer of Toppy Co. (HK) Ltd. and managing director of Fantastic Garments Limited.

He currently serves as a member of Legislative Council representing Wholesale and Retail in Functional Constituency. He is a member of the Hospital Authority and Hong Kong Tourism Board. He is also the chairman of Hospital Governing Committee of Princess Margaret Hospital and Kwai Chung Hospital and the Quality Tourism Services Association. He is an honorary advisor of Hong Kong Retail Management Association and a director of The Federation of Hong Kong Garment Manufacturers. He is also a Justice of the Peace. Mr Fang is a graduate of North Carolina State University where he obtained both his bachelor's and master's degrees in Science of Textiles Engineering.

Hans Michael Jebsen, BBS, Director (Age: 48)
Mr Jebsen has been an independent Non-executive Director of the Company since 2001. He also serves as a member of the Company's Audit Committee. He is the chairman of Jebsen & Co. Ltd. and also a non-executive director of Hysan Development Co., Ltd. He currently holds a number of public offices, namely, the vice-president and a trustee of World Wide Fund for Nature Hong Kong, the chairman of the Friend's Committee of the Asian Cultural Council Hong Kong, an honorary fellow and an appointed court member of the Hong Kong University of Science & Technology, as well as a member of the Council for Sustainable Development, Hong Kong European Union Business Co-operation Committee of the Hong Kong Trade Development Council, Advisory Council of Asia Society Hong Kong Centre, Asian Cultural Council Board of Trustees and Advisory Board of the Hong Kong Red Cross.

Mr Jebsen was awarded the Bronze Bauhinia Star by the Hong Kong SAR Government in 2001. He is a graduate of the University of St. Gallen in Switzerland where he obtained his bachelor degree in Economics and Business Administration.

Christopher P Langley, OBE, Director (Age: 60)
Mr Langley has been an independent Non-executive Director of the Company since 2001. He began his career with HSBC group in 1961, was appointed an executive director of The Hongkong and Shanghai Banking Corporation Ltd. in 1998 and retired from the HSBC group in February 2000. Mr Langley is now a director of Winsor Properties Holdings Ltd., Lei Shing Hong Ltd., Techtronic Industries Co. Ltd. and Dickson Concepts (International) Ltd. and also a director of Wing Tai Holdings Ltd., a Singapore publicly-listed company.

Quinn Y K Law, Director (Age: 52)
Mr Law joined the Company in 1983 and became a director of Wharf in 1998. His other key directorships in the Wharf Group include Modern Terminals, WTT and publicly listed i-CABLE Communications Limited. He was formerly a director of Wheelock. He is a Certified Public Accountant (Practising) in Hong Kong and also holds memberships in various professional bodies. He has been serving on a number of committees of the Hong Kong Institute of Certified Public Accountants, the Taxation Committee of the Hong Kong General Chamber of Commerce and the Advisory Board on Accounting Studies of The Chinese University of Hong Kong.

Mr Law received his professional training in one of the Big Four accountancy firms and was qualified in 1977. Prior to joining Wharf, he worked in the then Securities Commission and two international shipping companies in Hong Kong. Over the years, Mr Law has held in the Wharf Group various executive positions including finance and administration. He is now the Director of the Company in charge of corporate services and public transport activities.

Doreen Y F Lee, Director (Age: 48)
Ms Lee joined the Company in 1984 and has been a Director of the Company since 2003. She was appointed as managing director of Wharf Estates Limited and Wharf Estates China Limited in January 2005. She is also an executive director of Harbour City Estates Limited and Times Square Limited. She is responsible for all the leasing and operation of the properties of the Group in Hong Kong, particularly, two core properties of the Group, namely, Harbour City and Times Square and also the Group's Times Squares in Beijing, Shanghai, Chongqing and Dalian. Ms Lee is a graduate of The University of Hong Kong where she obtained her bachelor's degree in Arts (Hon).

T Y Ng, Director (Age: 57)
Mr Ng joined the Company in 1985 and has been a Director of the Company since 1998. He is also a director of HCDL, Joyce, WPL, Modern Terminals and WPSL in Singapore. He is an associate member of both the Hong Kong Institute of Certified Public Accountants and the Chartered Institute of Management Accountants.

James E Thompson, GBS, Director (Age: 65)
Mr Thompson has been an independent Non-executive Director of the Company since 2001. He also serves as a member of the Company's Audit Committee. He established his company, Crown Worldwide, in Japan in 1965. He is the member of the American Chamber of Commerce in Hong Kong ("ACC") and was appointed as the chairman of ACC in 2003. He also serves on Hong Kong - United States Business Council, the Hong Kong Japan Business Co-operation Committee, and the Hong Kong Korea Business Roundtable. Mr Thompson has lived in Hong Kong for 27 years and has served on the Trade Development Council, the ICAC Advisory Committee as well as other government and charitable committees. He was awarded the Gold Bauhinia Star by the Hong Kong SAR Government in 2003.

Notes: (1) Wheelock, WF Investment Partners Limited, Wheelock Corporate Services Limited, WPL and Star Attraction Limited (of which Mr P K C Woo, Mr G W J Li, Mr S T H Ng, Mr Q Y K Law and/or Mr T Y Ng is/are director(s)) have interests in the share capital of the Company discloseable to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO").

(2) The Company has received from each independent Non-excutive Director an annual confirmation of his independence pursuant to the Listing Rules, and the Company still considers the independent Non-executive Directors to be independent.

(II) Senior Management

Various businesses of the Group are respectively under the direct responsibility of the Chairman, the Senior Deputy Chairman and the Deputy Chairman and Managing Director of the Company, as named under (A) (I) above. Only those three Directors are regarded as members of the Group's senior management.

(B) DIRECTORS' INTERESTS IN SHARES

At December 31, 2004, Directors of the Company had the following beneficial interests, all being long positions, in the share capitals of the Company and of two subsidiaries of the Company, namely, i-CABLE and Modern Terminals, and the percentages which the shares represented to the issued share capitals of the Company, i-CABLE and Modern Terminals respectively are also set out below:

	No. of Ordinary Shares (Percentage of Issued Capital)	Nature of Interest
The Company		
Mr Gonzaga W J Li	686,549 (0.0281%)	Personal interest
Mr Stephen T H Ng	650,057 (0.0266%)	Personal interest
Mr T Y Ng	178,016 (0.0073%)	Personal interest
i-CABLE		
Mr Gonzaga W J Li	68,654 (0.0034%)	Personal interest
Mr Stephen T H Ng	1,065,005 (0.0527%)	Personal interest
Mr Erik B Christensen	2,500 (0.0001%)	Personal interest
Mr T Y Ng	17,801 (0.0009%)	Personal interest
Modern Terminals		
Mr Hans Michael Jebsen	3,787 (4.925%)	Corporate interest

Note: The 3,787 shares regarding "Corporate Interest" in which Mr. Hans Michael Jebsen was taken to be interested as stated above was the interest held by a corporation in general meetings of which Mr. Jebsen was either entitled to exercise (or was taken under Part XV of the SFO to be able to exercise) or control the exercise of one-third or more of the voting power.

Except as disclosed above, as recorded in the register kept by the Company under section 352 of the SFO in respect of information required to be notified to the Company and the Stock Exchange pursuant to the SFO or to the Model Code for Securities Transactions by Directors of Listed Issuers:

(i) there were no interests, both long and short positions, held as at December 31, 2004 by any of the Directors or Chief Executive of the Company in shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO); and

(ii) there existed during the financial year no rights to subscribe for any shares, underlying shares or debentures of the Company which were held by any of the Directors or Chief Executive of the Company or any of their spouses or children under 18 years of age nor had there been any exercises during the financial year of any such rights by any of them.

(C) SUBSTANTIAL SHAREHOLDERS' INTERESTS

Given below are the names of all parties which were, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital of the Company as at 31st December, 2004, the respective relevant numbers of shares in which they were, and/or were deemed to be, interested as at that date as recorded in the register kept by the Company under section 336 of the SFO (the "Register") and the percentages which the shares represented to the issued share capital of the Company:

	Names	**No. of Ordinary Shares**	**(Percentage of Issued Capital)**
(i)	Lynchpin Limited	171,974,029	(7.03%)
(ii)	Star Attraction Limited	171,974,029	(7.03%)
(iii)	Wheelock Properties Limited	173,652,029	(7.10%)
(iv)	Myers Investments Limited	173,652,029	(7.10%)
(v)	Wheelock Corporate Services Limited	173,652,029	(7.10%)
(vi)	WF Investment Partners Limited	1,051,765,051	(42.97%)
(vii)	Wheelock and Company Limited	1,223,739,080	(50.00%)
(viii)	HSBC Trustee (Guernsey) Limited	1,223,739,080	(50.00%)
(ix)	J.P. Morgan Chase & Co.	146,448,525	(5.98%)

Notes: (1) For the avoidance of doubt and double counting, it should be noted that duplication occurs in respect of the shareholdings stated against parties (i) to (viii) above to the extent that the shareholding stated against party (i) above was entirely duplicated or included in that against party (ii) above, with the same duplication of the shareholdings in respect of (ii) in (iii), (iii) in (iv), (iv) in (v), (v) in (vi), (vi) in (vii) and (vii) in (viii).

(2) Due to the amalgamation of Bermuda Trust (Guernsey) Limited with HSBC Trustee (Guernsey) Limited into one company known as HSBC Trustee (Guernsey) Limited with effect from January 1, 2005, the name of Bermuda Trust (Guernsey) Limited, which appeared in the Register prior to January 1, 2005, has been accordingly amended to become HSBC Trustee (Guernsey) Limited.

All the interests stated above represented long positions and as at December 31, 2004, there were no short position interests recorded in the Register.

(D) EXECUTIVE SHARE INCENTIVE SCHEME OF THE COMPANY

(I) Summary of the Scheme

(a) *Purpose of the Scheme:*

To give executives of the Group the opportunity of acquiring an equity participation in the Company, to continue to provide them with the motivation and incentive to give their best contribution towards the Company's continued growth and success.

(b) *Participants of the Scheme:*

Any employee of the Company or any of its subsidiaries holding an executive, managerial, supervisory or similar position, including a Director of the Company or any of its subsidiaries holding executive office, who accepts the offer of the grant of an option in accordance with the terms of the Scheme.

(c) (i) *Total number of ordinary shares of HK$1 each in the capital of the Company (the "Shares") available for issue under the Scheme as at December 31, 2004:*

106,732,831

(ii) *Percentage of the issued share capital that it represents as at December 31, 2004:*

4.36%

(d) *Maximum entitlement of each participant under the Scheme as at December 31, 2004:*

Not more than:

(i) 10% of the maximum number of Shares available for subscription under the terms of the Scheme; and

(ii) in terms of amount of the aggregate subscription price, such amount of aggregate subscription price in respect of all the Shares for which an employee is granted options in any financial year as would exceed five times his or her gross annual remuneration.

(e) *Period within which the Shares must be taken up under an option:*

Within 10 years from the date on which the option is granted or such shorter period as the Board of Directors may approve.

(f) *Minimum period for which an option must be held before it can be exercised:*

One year from the date on which the option is granted.

(g) (i) *Price payable on application or acceptance of the option:*

HK$1.00

(ii) *The period within which payments or calls must or may be made or loans of such purposes must be repaid:*

Seven days after the offer date of an option.

(h) *Basis of determining the exercise price:*

Pursuant to rule 17.03 (9) of the Listing Rules, the exercise price must be at least the higher of:

(i) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; and

(ii) the average closing price of the Shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant.

(i) *The remaining life of the scheme:*

Three years

(II) Details of Share Options Granted

Throughout the year under review, there were outstanding certain share options previously granted on August 1, 1996 under the Company's Executive Share Incentive Scheme to 12 employees (being participants with options not exceeding the respective individual limits) working under employment contracts which are regarded as a "continuous contracts" for the purposes of the Employment Ordinance. Such options were exercisable during the period from August 1, 2005 to July 31, 2006 at an exercise price of HK$25.00 per share, and on full exercise would require the Company to allot 400,000 new shares to the grantees.

Except as disclosed above, no share option of the Company was issued, exercised, cancelled, lapsed or outstanding throughout the year under review.

(E) MAJOR CUSTOMERS AND SUPPLIERS

For the year ended December 31, 2004:

(I) the aggregate amount of purchases (not including the purchases of items which are of a capital nature) attributable to the Group's five largest suppliers represented less than 30% of the Group's total purchases; and

(II) the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30% of the Group's total turnover.

(F) DIRECTORS' INTERESTS IN COMPETING BUSINESS

Set out below is information disclosed pursuant to paragraph 8.10 of the Listing Rules of the Stock Exchange.

Five Directors of the Company, namely, Mr P K C Woo, who is also the chairman and a substantial shareholder of the Company's substantial shareholder, Wheelock, and Messrs G W J Li, S T H Ng, Q Y K Law and T Y Ng, who are also directors of Wheelock and/or subsidiaries of Wheelock, are considered as having an interest in Wheelock under paragraph 8.10 of the Listing Rules.

Ownership of property for letting and development of properties for sale and/or investment carried on by Wheelock and subsidiaries of Wheelock constitute competing businesses of the Group.

The ownership of commercial premises by the Wheelock group for rental purposes is considered as competing with the commercial premises owned by the Group. Since the Group's commercial premises are not in the vicinity of those owned by the Wheelock group, and are targeted at different customers and would attract different tenants compared to those of the Wheelock group, the Group considers that its interest regarding the business of owning and letting of commercial premises is adequately safeguarded.

The development of properties for sale and/or investment purposes by the Wheelock group is also considered as a competing business of the Group. However, the Group itself has adequate experience in property development and is therefore capable of carrying on its property development business independently of the Wheelock group.

For safeguarding the interests of the Group, the independent non-executive Directors and the Audit Committee of the Company would on a regular basis review the business and operational results of the Group to ensure, *inter alia*, that the Group's development of properties for sale and/or investment and property leasing businesses are and continue to be run on the basis that they are independent of, and at arm's length from, those of the Wheelock group.

(G) DISCLOSURE OF CONNECTED TRANSACTIONS

Set out below is information in relation to certain connected transactions involving the Company and/or its subsidiaries required under the Listing Rules of the Stock Exchange to be disclosed in the Annual Report and Accounts of the Company:

(I) Realignment by Modern Terminals of its interests in the Shekou Container Terminal Phases I and II ("SCT 1 & SCT 2")

On April 1, 2004, two wholly-owned subsidiaries of Modern Terminals entered into certain agreements with Swire Pacific Limited ("Swire"), P&O Overseas Holdings Limited ("P&O") and other parties for, *inter alia*:

(a) the acquisition from Swire a 7.5% equity interest in SCT1 in consideration of HK$203.18 million and also the acquisition from P&O a 2.5% equity interest in SCT1 in the consideration of HK$67.73 million; and

(b) the sale to Swire a 15.27% equity interest in a joint venture company ("JV Co.") (representing a 7.48% effective equity interest in SCT2) in consideration of HK$128.44 million and the sale to P&O a 4.18% equity interest in the JV Co. (representing a 2.05% effective equity interest in SCT2) in consideration of HK$35.16 million.

Following completion of the transactions and certain further similar transactions involving the remaining PRC shareholders currently contemplated, SCT1 and SCT2 would have substantially common ownership which it is expected will bring more synergetic value and benefit to the future operations of both SCT1 and SCT2.

As Swire holds a 17.62% equity interest in, and is therefore regarded as a substantial shareholder of, Modern Terminals, which in turn is a 55.34%-owned subsidiary of the Company, the relevant transactions with Swire constituted connected transactions for the Company under the Listing Rules.

(II) Sale of 39.08% Minority Interest in City Super Limited

By an agreement entered into on April 16, 2004, Wharf Hong Kong Limited, a wholly-owned subsidiary of the Company, agreed to sell, at a consideration of HK$15.2 million, to Lane Crawford (BVI) Limited (the "Purchaser"), which is indirectly wholly-owned by a trust the settlor of which is the Chairman of the Company, the entire issued share capital of Diamond View Limited, whose only asset is a 39.08% effective interest in City Super Limited ("City Super").

Traditionally, retail business is not a core business of the Group. The holding of the retailing stake in City Super, being the only retail investment held by the Group in Hong Kong, basically resulted from the fact that the Group is desirous of securing City Super as an anchor tenant of Times Square and Harbour City which are owned by the Group.

Ongoing retail expansion plans of City'Super inherently carry a certain degree of business risks and necessitate capital needs which is not in line with the original expectation of the Group. With the original objective of securing City Super's tenancies well accomplished, the disposal of the Group's minority interest in City Super to a suitable interested party, such as the Purchaser, with strong and reputable retail background represents a good opportunity for the Group to divest itself of this incubatory investment.

The Group realised a gain of HK$2.2 million on the disposal of its 39.08% effective interest in City Super to the Purchaser.

(III) Acquisition of 30% interest in Kim Realty Investment Pte Ltd

On June 11, 2004, Wharf Estates China Limited, a wholly-owned subsidiary of the Company, entered into a sale and purchase agreement and a deed of assignment with WPSL for the acquisition of 30% equity interest in Kim Realty Investment Pte Ltd ("Kim Realty") together with certain loans owed by Kim Realty to WPSL at a total consideration of S$2.04 million (the "Transaction"). Kim Realty owns a 50% interest in Xiamen Dongfang Hotel Limited which is the owner of a 4-star hotel in Xiamen, Fujian Province, called The Marco Polo Xiamen (the "Hotel").

A hotel management company wholly-owned by the Group is at present the manager of the Hotel but does not hold any interest in the Hotel. It is believed that the Transaction would add synergies and value to the Group's business of owning and managing hotels. The Transaction offers a good opportunity for the Group to participate in the ownership of the Hotel which would reinforce its position as the manager of the Hotel.

Since WPSL, publicly-listed in Singapore, is a 75%-owned subsidiary of WPL, which in turn is a 74%-owned subsidiary of Wheelock, and the Company is a 48%-owned associated company of Wheelock, the Transaction constituted a connected transaction for both the Company and WPL under the Listing Rules.

(IV) Tenancy Agreements with City Super

On January 5, 2005, a surrender agreement in respect of B101-B109, Basement 1, Times Square, Causeway Bay, Hong Kong for early termination of the original tenancy with effect from December 1, 2004, and a new tenancy in respect of the same premises (the "TS Tenancy") for the period from December 1, 2004 to September 30, 2011, were entered into between Times Square Limited ("TSL"), a wholly-owned subsidiary of the Company, as the landlord and City Super as the tenant.

City Super undertook massive renovation of its store at Times Square and requested TSL to agree to restructure the original tenancy. In consideration of City Super being one of the anchor tenants attracting high level of foot traffic, and its substantial renovation plan for the store, TSL agreed to accepting the surrender and reducing the rent for the two months ended November, 30, 2004 because the business of City Super would grow after, and be benefited by, the massive renovation, and as a result, TSL would received additional revenue in the form of increased turnover rent. Moreover, a fresh new look of City Super would strengthen the upscale image of the Times Square shopping mall in the long run.

Also on January 5, 2005, another tenancy agreement in respect of Shops 3001-3002, Level 3, Gateway Arcade, Harbour City, Kowloon, Hong Kong (the "Gateway Tenancy") for the period from December 15, 2004 to December 14, 2010, and a letter of agreement relating to future expansion of tenancy covering Shops 3103-3104, Level 3, Gateway Arcade, Harbour City, Kowloon, Hong Kong for the period from March 15, 2006 to December 14, 2010, were entered into between Wharf Realty Limited ("WRL"), another wholly-owned subsidiary of the Company, as the landlord and City Super as the tenant.

The aforesaid agreements are regarded as connected transactions for the Company by reason of the fact that City Super is 39.08% owned by Lane Crawford (BVI) Limited which in turn is indirectly wholly-owned by a trust the settlor of which is the Chairman of the Company.

The estimated approximate annual base rents for each of the eight fiscal years ending December 31, 2011 receivable by TSL and WRL under the TS Tenancy and Gateway Tenancy range from HK$1.89 million to HK$23.25 million and from HK$0.56 million to HK$17.42 million respectively. The annual cap amounts adopted by the parties for each of the seven financial years ending December 31, 2011 for TS Tenancy and Gateway Tenancy range from HK$54.16 million to HK$70.11 million and from HK$45.55 million to HK$67.74 million respectively.

With ownership of properties for letting being one of the Group's principle business activities, rental income is an important recurrent income source of the Group. The stable and satisfactory rental revenue to generated from the aforesaid tenancies are therefore beneficial to the Group.

(H) PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any listed securities of the Company during the financial year.

(I) FREQUENCY OF DIRECTORS' MEETINGS

During the financial year under review, four Directors' Meetings were held.

(J) COMPLIANCE WITH CODE OF BEST PRACTICE

The Company has complied throughout the financial year with the Code of Best Practice as previously set out in Appendix 14 of the Listing Rules of the Stock Exchange prior to January 1, 2005, which remain applicable to disclosure in annual reports in respect of accounting periods commencing before January 1, 2005 under the transitional arrangement. Nevertheless, the connected transaction regarding acquisition of 30% interest in Kim Realty as described above, being a matter involving conflict of interest for Wheelock, the Company's substantial shareholder, was not approved by a meeting of the Company's Directors in accordance with the provisions of paragraph 11 of the abovementioned Code of Best Practice, but instead was duly approved by Resolutions in Writing of the Board of Directors of the Company.

Report of the Directors

The Directors have pleasure in submitting their Report and the Audited Statement of Accounts for the financial year ended December 31, 2004.

PRINCIPAL ACTIVITIES AND TRADING OPERATIONS

The principal activity of the Company is investment holding and those of its principal subsidiaries are set out on pages 115 to 117.

During the financial year, more than 90% of the trading operations of the Company and its subsidiaries in terms of both turnover and operating profit were carried on in Hong Kong. An analysis of the principal activities of the trading operations of the Company and its subsidiaries during the financial year is set out in Note 2 to the Accounts on pages 88 to 90.

RESULTS, APPROPRIATIONS AND RESERVES

The results of the Group and appropriations of profits for the financial year ended December 31, 2004 are set out in the Consolidated Profit and Loss Account on page 70.

Movements in reserves during the financial year are set out in Note 26 to the Accounts on pages 103 to 106.

DIVIDENDS

An interim dividend of 32.75 cents per share was paid on October 19, 2004. The Directors have now recommended for adoption at the Annual General Meeting to be held on Wednesday, May 18, 2005 the payment on May 25, 2005 to Shareholders on record as at May 18, 2005 of a final dividend of 36 cents per share in respect of the financial year ended December 31, 2004. This recommendation has been disclosed in the Accounts.

FIXED ASSETS

Movements in fixed assets during the financial year are set out in Note 12 to the Accounts on pages 96 to 98.

BANK LOANS, OVERDRAFTS AND OTHER BORROWINGS

Particulars of all such bank loans, overdrafts and/or other borrowings of the Company and of the Group as at December 31, 2004 as are repayable on demand or within a period not exceeding one year are set out in Note 24 to the Accounts on page 102. Particulars of all other bank loans and certain other borrowings as at December 31, 2004 which would fall due for repayment after a period of one year are set out in Note 27 to the Accounts on pages 107 and 108.

Set out below is information regarding certain borrowings of the Group outstanding as at December 31, 2004, all in the form of debt securities issued by wholly-owned subsidiaries of and guaranteed by the Company:

Name of Subsidiary/Borrower	**Description of Debt Securities Issued**	**Outstanding Principal Amount**
(1) Wharf International Finance Limited	US$ Guaranteed Series A Fixed Rate Notes due 2007	US$309 Million
(2) Wharf Finance (BVI) Limited	HK$ Guaranteed Fixed Rate Notes due 2005	HK$300 Million
	HK$ Guaranteed Fixed Rate Notes due 2006	HK$600 Million
	HK$ Guaranteed Floating Rate Notes due 2006	HK$340 Million
	HK$ Guaranteed Floating Rate Notes due 2008	HK$100 Million
	HK$ Guaranteed Floating Rate Notes due 2009	HK$100 Million
	HK$ Guaranteed Floating Rate Notes due 2010	HK$200 Million

INTEREST CAPITALISED

The amount of interest (all being borrowing costs) capitalised by the Group during the financial year is set out in Note 5 to the Accounts on page 93.

DONATIONS

The Group made donations during the financial year totalling HK$9.2 million.

DIRECTORS

The Directors of the Company during the financial year were Messrs P K C Woo, G W J Li, S T H Ng, D J Lawrence (resigned on January 27, 2005), P M P Chan (appointed on September 30, 2004), P M F Cheng (tendered resignation effective March 31, 2005), E B Christensen, H M Jebsen, C P Langley, Q Y K Law, T Y Ng, J E Thompson, Professor E K Y Chen, Dr R K F Ch'ien, Hon V K Fang and Ms D Y F Lee.

Mr P M P Chan, being appointed as a Director of the Company after the last Annual General Meeting, is due to retire from the Board in accordance with Article 94 of the Company's Articles of Association, and Professor E K Y Chen, Dr R K F Ch'ien, Hon V K Fang and Mr C P Langley are also due to retire from the Board by rotation in accordance with Article 103(A), at the forthcoming Annual General Meeting. Mr C P Langley has decided not to stand for re-election. The other retiring Directors, being eligible, offer themselves for re-election. None of the retiring Directors proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Under the provisions of the Company's Articles of Association, the Chairman together with the Deputy Chairman and Managing Director of the Company are not subject to retirement from the Board by rotation. As regards the other Directors (none of them holding any executive title of the Company) in office as at the date of this report, six of them will retire as Directors at the forthcoming Annual General Meeting to be held on May 18, 2005 or will cease to be Director before that date as mentioned above, and the remaining seven Directors will have their respective terms of office coming to an end by reason of retirement by rotation at the Annual General Meeting of the Company in 2006 or 2007 in accordance with Article 103(A) of the Company's Articles of Association.

INTERESTS IN CONTRACTS

No contract of significance in relation to the Company's business to which the Company or any of its subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the financial year or at any time during the financial year.

MANAGEMENT CONTRACTS

No contracts for the management and administration of the whole or any substantial part of any business of the Company were entered into or existed during the financial year.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

At no time during the financial year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate, with the exception that there existed certain outstanding options to subscribe for ordinary shares of i-CABLE Communications Limited ("i-CABLE") granted under i-CABLE's Share Option Scheme (the "i-CABLE's Scheme") to certain executives/employees in the i-CABLE group, one or more of whom was/were Director(s) of the Company during the financial year.

Under the rules of the i-CABLE's Scheme (subject to any such restrictions or alterations as may be prescribed or provided under the Rules Governing the Listing of Securities of the Stock Exchange from time to time in force), shares of i-CABLE would be issued at such prices, not being less than 80% of i-CABLE's average closing price on the Stock Exchange for the five trading days immediately preceding the date of offer of the options, and the relevant options would be exercisable during such periods, not being beyond the expiration of 10 years from the date of grant, as determined by the board of directors of i-CABLE. During the financial year, no share of i-CABLE was issued to any Director of the Company under the i-CABLE's Scheme.

AUDITORS

The Accounts now presented have been audited by KPMG, Certified Public Accountants, who retire and being eligible, offer themselves for re-appointment.

By Order of the Board
Wilson W S Chan
Secretary

Hong Kong, March 15, 2005

Report of the Auditors

TO THE SHAREHOLDERS OF THE WHARF (HOLDINGS) LIMITED

(INCORPORATED IN HONG KONG WITH LIMITED LIABILITY)

We have audited the accounts on pages 70 to 117 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2004 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, March 15, 2005

Consolidated Profit and Loss Account

For The Year Ended December 31, 2004

	Note	**2004 HK$ Million**	2003 HK$ Million
Turnover	2	**11,953**	11,253
Other net income	4	**15**	33
		11,968	11,286
Direct costs and operating expenses		**(4,204)**	(3,910)
Selling and marketing expenses		**(577)**	(519)
Administrative and corporate expenses		**(534)**	(515)
Operating profit before depreciation, amortisation, interest and tax		**6,653**	6,342
Depreciation and amortisation		**(1,401)**	(1,292)
Operating profit	2 & 3	**5,252**	5,050
Borrowing costs	5	**(239)**	(480)
Net other charges	6	**(190)**	(107)
Share of profits less losses of associates	7	**748**	292
Share of losses of a jointly controlled entity		**(2)**	—
Profit before taxation		**5,569**	4,755
Taxation	8(d)	**(953)**	(952)
Profit after taxation		**4,616**	3,803
Minority interests		**(849)**	(760)
Profit attributable to shareholders	9	**3,767**	3,043
Dividends attributable to the year	10		
Interim dividend declared during the year		**802**	802
Final dividend proposed after the balance sheet date		**881**	685
		1,683	1,487
Earnings per share	11		
Basic		**HK$1.54**	HK$1.24
Diluted		**HK$1.54**	HK$1.24

The notes on pages 76 to 117 form part of these accounts.

Consolidated Balance Sheet

At December 31, 2004

	Note		**2004 HK$ Million**		2003 HK$ Million
Non-current assets					
Fixed assets					
Investment properties			**66,007**		54,580
Other properties, plant and equipment			**16,136**		16,540
	12		**82,143**		71,120
Goodwill	14		**297**		347
Long term deposit	15		**156**		156
Interest in associates	16		**1,583**		2,075
Interest in a jointly controlled entity	17		**348**		—
Long term investments	18		**1,654**		1,392
Deferred debtors	19		**426**		439
Deferred items	20		**402**		432
Deferred tax assets	28(a)		**118**		112
			87,127		76,073
Current assets					
Inventories	21	**3,025**		2,695	
Trade and other receivables	22	**1,248**		882	
Deposits and cash		**2,209**		1,512	
		6,482		5,089	
Current liabilities					
Trade and other payables	23	**(4,618)**		(4,193)	
Short term loans and overdrafts	24	**(3,236)**		(6,329)	
Taxation payable	8(f)	**(750)**		(638)	
		(8,604)		(11,160)	
Net current liabilities			**(2,122)**		(6,071)
Total assets less current liabilities			**85,005**		70,002
Capital and reserves					
Share capital	25	**2,447**		2,447	
Reserves	26(a)	**62,721**		49,181	
Shareholders' equity			**65,168**		51,628
Minority interests			**4,355**		4,021
Non-current liabilities					
Long term loans	27	**13,206**		12,345	
Deferred taxation	28(a)	**2,019**		1,748	
Other deferred liabilities	29	**257**		260	
			15,482		14,353
Total equity and non-current liabilities			**85,005**		70,002

The notes on pages 76 to 117 form part of these accounts.

Peter K C Woo
Chairman

Quinn Y K Law
Director

Company Balance Sheet

At December 31, 2004

	Note		2004 HK$ Million		2003 HK$ Million
Non-current assets					
Investments in subsidiaries	13		**13,829**		13,656
Deferred debtors	19		**382**		382
			14,211		14,038
Current assets					
Trade and other receivables	22	**1**		—	
Deposits and cash		**1**		2	
		2		2	
Current liabilities					
Trade and other payables	23	**(20)**		(29)	
Short term loans and overdrafts	24	**(190)**		—	
Taxation payable		**—**		(8)	
		(210)		(37)	
Net current liabilities			**(208)**		(35)
Total assets less current liabilities			**14,003**		14,003
Capital and reserves					
Share capital	25		**2,447**		2,447
Reserves	26(b)		**11,556**		11,556
Total equity			**14,003**		14,003

The notes on pages 76 to 117 form part of these accounts.

Peter K C Woo
Chairman

Quinn Y K Law
Director

Consolidated Statement of Changes in Equity

For The Year Ended December 31, 2004

	Note	**2004** **HK$ Million**	2003 HK$ Million
Total equity as at January 1		**51,628**	47,734
Surplus on revaluation of investment properties	26	**10,900**	2,133
Surplus on revaluation of hotel and club properties	26	**283**	68
Deferred tax on revaluation of certain investment properties	26	**(139)**	(33)
Impairment of properties under or held for redevelopment	26	**—**	(315)
Surplus on revaluation of non-trading investments			
— by Company/subsidiaries	26	**232**	412
— by associates and jointly controlled entity	26	**1**	1
Others	26	**5**	25
Net gains not recognised in the consolidated profit and loss account		**11,282**	2,291
Profit attributable to shareholders		**3,767**	3,043
Investments revaluation reserves transferred to the profit and loss account on impairment in value of non-trading investments			
— by Company/subsidiaries	26	**—**	33
Investments revaluation reserves transferred to the profit and loss account on disposal of non-trading investments			
— by Company/subsidiaries	4 & 26	**(22)**	13
— by associates and jointly controlled entity	26	**—**	1
Final dividend approved in respect of the previous year	10(a) & 26	**(685)**	(685)
Interim dividend approved in respect of the current year	10(a) & 26	**(802)**	(802)
		2,258	1,603
Total equity as at December 31		**65,168**	51,628

The notes on pages 76 to 117 form part of these accounts.

Consolidated Cash Flow Statement

For The Year Ended December 31, 2004

		2004 HK$ Million		2003 HK$ Million
Cash generated from operations (Note)		**6,288**		6,219
Interest paid		**(263)**		(574)
Interest received		**43**		161
Dividends received from associates		**146**		12
Dividends received from listed and unlisted investments		**160**		123
Hong Kong profits tax paid		**(704)**		(579)
Overseas tax paid		**—**		(4)
Net cash from operating activities		**5,670**		5,358
Investing activities				
Purchase of fixed assets	**(1,346)**		(1,564)	
Additions to programming library	**(78)**		(82)	
Purchase of a subsidiary	**—**		(6)	
Net decrease/(increase) in investments in associates	**3**		(124)	
Investment in a jointly controlled entity	**(350)**		—	
Purchase of non-trading investments	**(18)**		(54)	
Proceeds on disposal of fixed assets	**22**		19	
Proceeds from sale of an associate	**15**		—	
Uplift of short term deposits	**—**		468	
Uplift of pledged deposits	**—**		293	
Net repayment from associates	**1,102**		1,756	
Proceeds from sale of non-trading investments	**78**		333	
Repayment from deferred debtors	**19**		14	
Net cash (used in)/generated from investing activities		**(553)**		1,053
Financing activities				
Net drawdown of long term loans	**1,161**		382	
Net repayment of short term loans and overdrafts	**(3,393)**		(4,361)	
Advances to minority interests	**(3)**		(10)	
Dividends paid	**(1,487)**		(979)	
Dividends paid to minority shareholders	**(698)**		(688)	
Net cash used in financing activities		**(4,420)**		(5,656)
Increase in cash and cash equivalents		**697**		755
Cash and cash equivalents at January 1		**1,512**		757
Cash and cash equivalents at December 31		**2,209**		1,512
Analysis of the balance of cash and cash equivalents				
Deposits and cash		**2,209**		1,512

NOTE TO THE CONSOLIDATED CASH FLOW STATEMENT

Reconciliation of operating profit to cash generated from operations

	2004 ***HK$ Million***	2003 *HK$ Million*
Operating profit	**5,252**	5,050
Interest income	**(42)**	(131)
Dividends receivable from listed and unlisted investments	**(160)**	(123)
Depreciation	**1,228**	1,117
Amortisation	**173**	175
Loss on disposal of fixed assets	**27**	12
Other net income	**(15)**	(33)
(Increase)/decrease in properties under development for sale	**(231)**	78
Decrease in properties held for sale	**10**	50
(Increase)/decrease in spare parts and consumables	**(7)**	3
Decrease in investments in listed debt securities	**—**	525
(Increase)/decrease in trade and other receivables	**(367)**	131
Increase/(decrease) in trade and other payables	**438**	(633)
Increase in deferred items	**(15)**	(1)
Decrease in other deferred liabilities	**(3)**	(1)
Cash generated from operations	**6,288**	6,219

Notes to the Accounts

1. PRINCIPAL ACCOUNTING POLICIES

a. Statement of compliance

These accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which include all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Group is set out below.

b. Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of investment properties and hotel and club properties, and the marking to market of certain investments in securities as explained in the accounting policies set out below.

c. Basis of consolidation

i. *Subsidiaries and controlled companies*

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated accounts, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the same way as for investments in securities.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 1 (f)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company, in which case, it is stated at fair value with changes in fair value recognised in the same way as for investments in securities.

ii. *Associates and jointly controlled entity*

An associate is a company in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

1. PRINCIPAL ACCOUNTING POLICIES (continued)

c. Basis of consolidation (continued)

ii. *Associates and jointly controlled entity (continued)*

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activity of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's or the jointly controlled entity's net assets, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the Group, in which case it is stated at fair value with changes in fair value recognised in the same way as for investments in securities (see note 1(g)). The consolidated profit and loss account reflects the Group's share of the post-acquisition results of the associates and jointly controlled entity for the year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 1(c)(iii). When the group's share of losses exceeds the carrying amount of the associate and jointly controlled entity, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate and jointly controlled entity.

Unrealised profits and losses resulting from transactions between the Group and its associates and jointly controlled entity are eliminated to the extent of the Group's interest in the associate or jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the consolidated profit and loss account.

iii. *Goodwill/negative goodwill*

The Group adopted Statement of Standard Accounting Practice 30 "Business combinations" ("SSAP 30") issued by Hong Kong Institute of Certified Public Accountants with effect from January 1, 2001. In doing so the Group has relied upon the transitional provisions set out in SSAP 30 such that goodwill/negative goodwill arising on acquisition of a subsidiary or an associate by the Group prior to January 1, 2001, representing the excess/shortfall of the cost of investment over the appropriate share of the fair value of the identifiable assets and liabilities acquired, has been written off against/taken to capital reserves in the period in which it arose and has not been restated.

For acquisitions of a subsidiary, an associate or a jointly controlled entity after January 1, 2001, goodwill is recognised as an asset and is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life. Negative goodwill which relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated profit and loss account.

1. PRINCIPAL ACCOUNTING POLICIES (continued)

c. Basis of consolidation (continued)

iii. *Goodwill/negative goodwill (continued)*

On disposal of a controlled subsidiary, an associate or a jointly controlled entity, any attributable amount of purchased goodwill not previously amortised through the consolidated profit and loss account or which has previously been dealt with as a movement on Group reserves is included in the calculation of the profit and loss on disposal.

The carrying amount of goodwill is reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists an impairment loss is recognised as an expense in the consolidated profit and loss account.

d. Fixed assets

i. *Investment properties*

Investment properties are defined as properties which are income producing and intended to be held for the long term. Such properties are included in the balance sheet at their open market value, which is assessed annually by external qualified valuers. Changes in the value of investment properties are dealt with as movements in the investment properties revaluation reserves. If the total of these reserves is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the consolidated profit and loss account. When a surplus arises on subsequent revaluation on a portfolio basis, it will be credited to the consolidated profit and loss account if and to the extent that a deficit on revaluation had previously been charged to the consolidated profit and loss account. On disposal of investment properties, the revaluation surplus or deficit previously taken to the investment properties revaluation reserves is included in calculating the profit or loss on disposal. Investment properties with an unexpired lease term of 20 years or less and where the likelihood of renewal of such lease is not probable, are stated at carrying value less accumulated depreciation and provision for impairment loss.

ii. *Properties under or held for redevelopment*

Properties under or held for redevelopment for investment purposes are stated at cost, including borrowing costs, or at carrying value less provision for impairment loss. These properties are reclassified as investment properties upon issue of the occupation permit.

All development costs, including borrowing costs, are capitalised up to the date of practical completion.

iii. *Hotel and club properties*

Hotel and club properties are stated at their open market value based on an annual professional valuation. Changes in the value of hotel and club properties are dealt with as movements in the other properties revaluation reserves. When a deficit arises on revaluation, it will be charged to the consolidated profit and loss account, if and to the extent that it exceeds the amount held in the reserve in respect of that same property. When a surplus arises on subsequent revaluation, it will be credited to the consolidated profit and loss account, if and to the extent that a deficit on revaluation in respect of that same property had previously been charged to the consolidated profit and loss account.

1. PRINCIPAL ACCOUNTING POLICIES (continued)

d. Fixed assets (continued)

iv. *Broadcasting and communications equipment*

Broadcasting and communications equipment is stated at cost less accumulated depreciation and provision for impairment loss. Cost includes materials, labour and an appropriate proportion of overheads and borrowing costs directly attributable to the acquisition, construction or production of such equipment which necessarily takes a substantial period of time to get ready for its intended use.

v. *Other properties and fixed assets held for own use*

Other properties and fixed assets held for own use are stated at cost less accumulated depreciation and provision for impairment loss.

vi. Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

vii. Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal. On disposal of fixed assets other than investment properties, any related revaluation surplus is transferred from the revaluation reserve to revenue reserves.

e. Depreciation of fixed assets

i. *Investment properties*

No depreciation is provided in respect of investment properties with an unexpired lease term of more than 20 years since the valuation takes into account the state of each building at the date of valuation. Where the Group confidently anticipates being able to renew a lease upon its expiry, the renewable period is included in the unexpired term for this purpose. The carrying amount of investment properties with an unexpired lease term of 20 years or less and where the likelihood of renewal of such lease is not probable, is depreciated on a straight line basis over the remaining term of the lease.

ii. *Properties under or held for redevelopment*

No depreciation is provided on properties under or held for redevelopment.

iii. *Hotel and club properties*

No depreciation is provided on hotel and club properties on leases with 20 years or more to run at the balance sheet date or on their integral fixed plant. It is the Group's practice to maintain these assets in a continuous state of sound repair and to make improvements thereto from time to time and, accordingly, the Directors consider that, given the estimated lives of these assets and their residual values, any depreciation would be immaterial. Where the Group confidently anticipates being able to renew a lease upon its expiry, the renewable period is included in the unexpired term for this purpose. The carrying amount of hotel and club properties with an unexpired lease term of 20 years or less is depreciated on a straight line basis over the remaining term of the lease.

1. PRINCIPAL ACCOUNTING POLICIES (continued)

e. Depreciation of fixed assets (continued)

iv. *Broadcasting and communications equipment*

Depreciation is provided on a straight line basis on the cost of the equipment at rates determined by the estimated useful lives of the assets of two to 20 years.

v. *Other properties and fixed assets held for own use*

Depreciation is provided on the cost of the leasehold land of all other properties held for own use over the unexpired period of the lease. Costs of the buildings thereon are depreciated on a straight line basis over their estimated useful lives of 40 years.

Depreciation is provided on a straight line basis on the cost of other fixed assets held for own use at rates determined by the estimated useful lives of these assets of three to 25 years.

f. Impairment of assets

The carrying amounts of non-current assets, other than properties carried at revalued amounts and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount exceeds the recoverable amount. Impairment losses are recognised as an expense in the consolidated profit and loss account.

i. *Recoverable amount*

The recoverable amount of an asset is the greater of its net selling price and value in use.

ii. *Reversals of impairment losses*

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the consolidated profit and loss account in the year in which the reversals are recognised.

g. Investments in securities

i. Held-to-maturity securities are stated in the balance sheet at amortised cost less any provisions for diminution in value.

The carrying amounts of held-to-maturity securities are reviewed as at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be fully recovered and are recognised as an expense in the consolidated profit and loss account for each security individually.

1. PRINCIPAL ACCOUNTING POLICIES (continued)

g. Investments in securities (continued)

ii. Non-trading investments, other than held-to-maturity securities, are stated in the balance sheet at fair value. Changes in fair value are recognised in the investments revaluation reserves until the investment is sold, collected, or otherwise disposed of, or until there is objective evidence that the investment is impaired, at which time the relevant cumulative gain or loss is transferred from the investments revaluation reserves to the consolidated profit and loss account.

Transfers from the investments revaluation reserves to the consolidated profit and loss account as a result of impairments are reversed when the circumstances and events that led to the impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Profits or losses on disposal of non-trading investments are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are recognised in the consolidated profit and loss account as they arise. On disposal of non-trading investments, the revaluation surplus or deficit previously taken to the investments revaluation reserves is also transferred to the consolidated profit and loss account for the year.

iii. Trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the consolidated profit and loss account as they arise.

h. Deferred items

i. ***Prepaid revenue expenses***

Prepaid revenue expenses represent prepaid expenditure attributable to periods after more than one year.

ii. ***Programming library***

Programming library consists of presentation rights for commissioned programmes and acquired programmes for showing on the television channels, and commissioned programmes for licensing purposes.

Presentation rights are stated in the balance sheet at cost less accumulated amortisation and impairment losses. Amortisation is charged to the profit and loss account over the licence period or over the estimated number of future showings. Subsequent expenditure on programmes after initial acquisition is recognised as an expense when incurred. Costs of in-house programmes are written off in the period in which they are incurred.

Commissioned programmes for licensing purposes comprise direct production costs and production overheads, and are stated at the lower of amortised cost or net realisable value. Costs are amortised on an individual programme basis in the ratio of the current year's gross revenues to management's forecast of the total ultimate gross revenues from all sources.

i. Inventories

i. ***Properties held for sale***

Properties held for sale are stated at the lower of cost and net realisable value. Cost is determined by apportionment of the total development costs, including borrowing costs capitalised, attributable to unsold units. Net realisable value is determined by the Directors, based on prevailing market conditions.

1. PRINCIPAL ACCOUNTING POLICIES (continued)

i. Inventories (continued)

i. *Properties held for sale (continued)*

The amount of any write down of or provision for properties held for sale is recognised as an expense in the period the write down or loss occurs. The amount of any reversal of any write down or provision arising from an increase in net realisable value is recognised in the consolidated profit and loss account in the period in which the reversal occurs.

ii. *Properties under development for sale*

Properties under development for sale are classified as current assets and stated at the lower of cost and net realisable value. Cost includes the aggregate costs of development, borrowing costs capitalised and other direct expenses plus attributable profit, less pre-sales proceeds. Net realisable value is determined by the Directors, based on prevailing market conditions.

The amount of any write down of or provision for properties under development for sale is recognised as an expense in the period the write down or loss occurs. The amount of any reversal of any write down or provision arising from an increase in net realisable value is recognised in the consolidated profit and loss account in the period in which the reversal occurs.

Pre-sale proceeds received and receivable from the purchasers of the properties under development for sale are set off against inventories in the balance sheet. Profit on pre-sale of properties under development for sale is recognised over the course of the development and is calculated each year as a proportion of the total estimated profit to completion; the proportion used being the lower of the proportion of construction costs incurred at the balance sheet date to estimated total construction costs and the proportion of sales proceeds received and receivable at the balance sheet date to total estimated sales.

Borrowing costs relating to properties under development for sale are capitalised up to the date of practical completion.

iii. *Spare parts and consumables*

Spare parts and consumables are stated at the lower of cost and net realisable value. Cost comprises all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location. Net realisable value is determined by the Directors, based on the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

j. Cash and cash equivalents

The Group defines cash and cash equivalents as cash at bank and in hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, which were within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

1. PRINCIPAL ACCOUNTING POLICIES (continued)

k. Foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary foreign currency balances and the balance sheets of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. The profit and loss accounts of overseas subsidiaries are translated into Hong Kong dollars at the monthly weighted average exchange rates for the year. Differences arising from the translation of the accounts of overseas subsidiaries are dealt with in capital reserves and those arising from the financing of properties under development by foreign currency borrowings are capitalised as part of the development costs. All other exchange differences are dealt with in the consolidated profit and loss account. On disposal of an overseas subsidiary, the cumulative amount of the exchange differences which relate to that overseas subsidiary is included in the calculation of the profit or loss on disposal.

Forward foreign exchange contracts and swaps entered into as hedges against foreign currency assets and liabilities are revalued at the balance sheet date at the exchange rates ruling at that date. Realised gains and losses on currency hedging transactions are offset against gains and losses resulting from currency fluctuations inherent in the underlying foreign currency assets and liabilities. Unrealised gains and losses on foreign exchange rate contracts and swaps designated as hedges are included under the same classification as the assets and liabilities which they hedge. Gains and losses on foreign exchange contracts and swaps not entered into for hedging purposes are dealt with in the consolidated profit and loss account.

l. Recognition of revenue

i Rental income under operating leases is recognised in the consolidated profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognised in the consolidated profit and loss account as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

ii. Income from sale of completed property is recognised upon completion of the sales agreements.

iii. Income from pre-sale of properties under development is recognised by reference to the stage of completion over the course of development (see note 1 (i) (ii)).

iv. Income from communications, media and entertainment operations, logistics operations and hotels operations is recognised at the time when the services are provided.

v. Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

vi. Interest income is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

Notes to the Accounts *(continued)*

1. PRINCIPAL ACCOUNTING POLICIES (continued)

l. Recognition of revenue (continued)

vii. Interest income from dated debt securities intended to be held to maturity is recognised as it accrues, as adjusted by the amortisation of the premium or discount on acquisition, so as to achieve a constant rate of return over the period from the date of purchase to the date of maturity.

viii. ***Deferred revenue***

Income received in advance attributable to long term service contracts is deferred and recognised over the contract period on a straight line basis.

m. Borrowing costs

Borrowing costs are expensed in the consolidated profit and loss account in the year in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

n. Income tax

i. Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the profit and loss account except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

ii. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

iii. Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases respectively. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities and all deferred tax assets, to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

1. PRINCIPAL ACCOUNTING POLICIES (continued)

n. Income tax (continued)

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

iv. Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the assets and settle the liabilities simultaneously; or

- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  - the same taxable entity; or

  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

o. Related parties

For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

p. Provisions

Provisions are recognised for liabilities of uncertain timing or amount when the Company or the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

Notes to the Accounts *(continued)*

1. PRINCIPAL ACCOUNTING POLICIES (continued)

p. Provisions (continued)

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

q. Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services (business segment), or in providing products, or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group companies within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing borrowings, corporate and financing expenses.

r. Employee benefits

i. *The Group operates the following principal pension schemes*

Defined contribution pension schemes

Contributions to the schemes are expensed as incurred and may be reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions. The assets of the schemes are held separately from those of the Group in independently administered funds.

Mandatory provident funds

Contributions to the Mandatory Provident Fund as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance are charged to the consolidated profit and loss account when incurred.

1. PRINCIPAL ACCOUNTING POLICIES (continued)

r. Employee benefits (continued)

Defined benefit pension schemes

The Group's net obligation in respect of defined benefit pension schemes is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any scheme assets is deducted. The discount rate is the yield at balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed using the projected unit credit method.

When the benefits of a scheme are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the consolidated profit and loss account on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the consolidated profit and loss account.

In calculating the Group's obligation in respect of a scheme, to the extent that any cumulative unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of scheme assets, that portion is recognised in the consolidated profit and loss account over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation of the Group's net obligation results in a negative amount, the asset recognised is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the scheme or reductions in future contributions to the scheme.

ii. *Equity compensation benefits*

When the Group grants employees options to acquire shares of the Company pursuant to the terms of the Company's Executive Share Incentive Scheme, no cost or obligation is recognised at the date of grant. When the options are exercised, shareholders' equity is increased by the amount of the proceeds received.

iii. Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

Notes to the Accounts *(continued)*

2. SEGMENT INFORMATION

a. Business segments

i. **Revenue and results**	**Segment revenue** **2004** ***HK$ Million***	**Segment revenue** 2003 *HK$ Million*	**Segment results** **2004** ***HK$ Million***	**Segment results** 2003 *HK$ Million*
Property investment	**4,645**	4,275	**3,103**	2,901
Hong Kong	**3,688**	3,552	**2,793**	2,745
China	**227**	190	**58**	51
Hotels	**730**	533	**252**	105
Communications, media and entertainment ("CME")	**3,844**	3,578	**456**	432
Pay television	**1,888**	1,734	**469**	444
Internet and multimedia	**481**	409	**(44)**	(85)
i-CABLE (before unallocated items)	**2,369**	2,143	**425**	359
Telecommunications	**1,286**	1,253	**26**	35
Others	**189**	182	**5**	38
Logistics	**3,347**	3,221	**1,840**	1,827
Terminals	**2,964**	2,868	**1,715**	1,735
Other logistics business	**383**	353	**125**	92
	11,836	11,074	**5,399**	5,160
Property development	**193**	189	**—**	(17)
Investment and others	**175**	251	**75**	163
Inter-segment revenue (Note)	**(251)**	(261)	**—**	—
	11,953	11,253	**5,474**	5,306
Unallocated income and expenses			**(222)**	(256)
Operating profit			**5,252**	5,050
Borrowing costs			**(239)**	(480)
Net other charges				
Telecommunications			**(298)**	(85)
Property development			**108**	(276)
Investment and others			**—**	254
Associates				
Property development			**649**	255
Terminals			**98**	27
Investment and others			**1**	10
Jointly controlled entity				
Terminals			**(2)**	—
Profit before taxation			**5,569**	4,755

Property investment includes gross rental income from investment properties of HK$3,033 million (2003:HK$2,836 million).

2. SEGMENT INFORMATION (continued)

a. Business segments (continued)

Note: Inter-segment revenue eliminated on consolidation includes:

	2004 **HK$ Million**	2003 *HK$ Million*
Property investment	**80**	91
CME	**168**	161
Logistics	**2**	7
Investment and others	**1**	2
	251	261

ii. **Assets and liabilities**	**Assets** **2004** ***HK$ Million***	2003 *HK$ Million*	**Liabilities** **2004** ***HK$ Million***	2003 *HK$ Million*
Property investment	**72,732**	61,104	**3,823**	2,833
Hong Kong	**63,457**	52,552	**1,632**	1,654
China	**5,346**	4,997	**2,066**	1,067
Hotels	**3,929**	3,555	**125**	112
CME	**5,511**	5,909	**1,174**	1,218
Pay television	**1,578**	1,617	**527**	539
Internet and multimedia	**804**	881	**152**	182
i-CABLE	**2,382**	2,498	**679**	721
Telecommunications	**3,047**	3,340	**453**	465
Others	**82**	71	**42**	32
Logistics	**6,713**	6,002	**2,630**	1,962
Terminals	**6,531**	5,813	**2,584**	1,927
Other logistics business	**182**	189	**46**	35
	84,956	73,015	**7,627**	6,013
Property development	**4,236**	4,499	**198**	183
Unallocated	**4,417**	3,648	**16,261**	19,317
Total assets/liabilities	**93,609**	81,162	**24,086**	25,513

Unallocated items mainly comprise financial and corporate assets, interest-bearing borrowings, corporate and financing expenses.

Included in the property development segment is the portion of the Group's interest in associates attributable to property development which totals HK$1,237 million (2003:HK$1,815 million).

Notes to the Accounts *(continued)*

2. SEGMENT INFORMATION (continued)

a. Business segments (continued)

iii. Other information	Capital expenditure		Depreciation and amortisation	
	2004 HK$ Million	2003 HK$ Million	**2004 HK$ Million**	2003 HK$ Million
Property investment	**387**	176	**143**	99
Hong Kong	**181**	131	**92**	53
China	**164**	31	**16**	15
Hotels	**42**	14	**35**	31
CME	**834**	1,054	**994**	973
Pay television	**308**	333	**364**	384
Internet and multimedia	**183**	174	**247**	244
i-CABLE	**491**	507	**611**	628
Telecommunications	**309**	517	**354**	338
Others	**34**	30	**29**	7
Logistics	**575**	446	**264**	220
Terminals	**571**	441	**249**	201
Other logistics business	**4**	5	**15**	19
Total capital expenditure/depreciation and amortisation	**1,796**	1,676	**1,401**	1,292

The Group has no significant non-cash expenses other than depreciation and amortisation.

b. Geographical segment

During the year, more than 90 per cent of the Group's revenue and operating results arose in Hong Kong and more than 90 per cent of the Group's assets and liabilities were located in Hong Kong.

3. OPERATING PROFIT

a. Operating profit is arrived at after charging:

	2004 HK$ Million	2003 HK$ Million
Depreciation		
— assets held for use under operating leases	**163**	85
— other fixed assets	**1,065**	1,032
	1,228	1,117
Amortisation of prepaid expenses and programming library	**123**	125
Amortisation of goodwill	**50**	50
Total depreciation and amortisation	**1,401**	1,292
Staff costs	**2,145**	1,999
including:		
Contributions to defined contribution pension schemes including MPF schemes	**69**	68
Increase in liability for defined benefit pension schemes (Note 30)	**21**	36
Auditors' remuneration		
Audit services	**9**	9
Other services	**1**	1
Cost of properties sold during the year	**175**	176
Loss on disposal of fixed assets	**27**	12
And crediting:		
Rental income less direct outgoings	**3,092**	2,930
including:		
Contingent rentals	**190**	104
Interest income	**42**	131
Dividend income from listed investments	**53**	47
Dividend income from unlisted investments	**107**	76

b. Directors' emoluments

	2004 HK$ Million	2003 HK$ Million
Fees	**1**	1
Basic salaries, housing and other allowances, and benefits in kind	**29**	28
Deemed profit on share option exercise	**—**	—
Contributions to pension schemes	**1**	1
Discretionary bonuses and/or performance related bonuses	**27**	16
Compensation for loss of office	**—**	—
Inducement for joining the Group	**—**	—
	58	46

Notes to the Accounts *(continued)*

3. OPERATING PROFIT (continued)

b. Directors' emoluments (continued)

Included in the above bonus amount for 2004 is a payment of HK$10 million awarded to a director relating to his service performance for the past 3-year period.

In 2004, total emoluments (including any reimbursement of expenses), being wholly in the form of Directors' fees, were paid/payable at the rate of HK$35,000 (2003:HK$35,000) per annum to each Independent Non-executive Director of the Company.

The emoluments in respect of the year ended December 31, 2004 of all the Directors of the Company in office during the year were in the following ranges:—

Bands (in HK$)	**2004 Number**	2003 Number
Not more than $1,000,000	**8**	9
$2,000,001 — $2,500,000	**1**	1
$2,500,001 — $3,000,000	**1**	2
$3,500,001 — $4,000,000	**1**	—
$4,000,001 — $4,500,000	**1**	—
$5,000,001 — $5,500,000	**—**	1
$5,500,001 — $6,000,000	**—**	1
$6,500,001 — $7,000,000	**1**	1
$8,000,001 — $8,500,000	**—**	1
$9,000,001 — $9,500,000	**1**	—
$11,000,001 — $11,500,000	**—**	1
$12,500,001 — $13,000,000	**1**	—
$15,500,001 — $16,000,000	**1**	—
	16	17

c. Emoluments of the highest paid employees

For the year ended December 31, 2004, the top five highest paid individuals are also Directors of the Group and the analyses of their emoluments have been set out in Note 3b above.

4. OTHER NET INCOME

Other net income represents net profit on disposal of investments and includes a revaluation surplus of HK$22 million (2003:deficit of HK$13 million) transferred from the investments revaluation reserves.

5. BORROWING COSTS

	2004 HK$ Million	2003 HK$ Million
Interest on:		
Bank loans and overdrafts	**90**	233
Other loans repayable within five years	**106**	202
Other loans repayable over five years	**9**	—
Other borrowing costs	**59**	99
	264	534
Less: Amount capitalised*	**(25)**	(54)
Net borrowing costs for the year	**239**	480

* The borrowing costs have been capitalised at annual rates of between 1.2% to 2.8% (2003:1.7% to 3.5%).

6. NET OTHER CHARGES

	2004 HK$ Million	2003 HK$ Million
Net write back of/(provisions for) diminution in value of properties held for development and for sale	**108**	(276)
Net provisions for impairment in value of non-trading investments	—	(58)
Impairment of broadcasting and communications equipment	**(298)**	(85)
Deemed profit on distribution of i-CABLE shares	—	312
	(190)	(107)

7. SHARE OF PROFITS LESS LOSSES OF ASSOCIATES

Share of profits less losses of associates mainly comprises attributable profits arising on disposal of Sorrento and Bellagio residential units and terminal operations. The share of profit for the year also includes an attributable write-back of provisions totalling HK$442 million previously made for diminution in value of Bellagio residential units, based on the current achieved average selling price and prevailing residential property market conditions.

8. TAXATION

a. The provision for Hong Kong profits tax is based on the profit for the year as adjusted for tax purposes at the rate of 17.5% (2003:17.5%).

b. Overseas taxation is calculated at rates of tax applicable in countries in which the Group is assessed for tax.

Notes to the Accounts *(continued)*

8. TAXATION (continued)

c. Tax underprovision in respect of prior years is principally attributable to the deductibility of certain interest expenses was under dispute with the Inland Revenue Department.

d. Taxation in the consolidated profit and loss account represents:—

	2004 **HK$ Million**	2003 HK$ Million
Current tax		
Hong Kong profits tax	**702**	760
Underprovision in respect of prior years (note c)	**122**	64
	824	824
Overseas taxation	**1**	17
Overprovision in respect of prior years	**(9)**	—
	816	841
Deferred tax		
Origination and reversal of temporary differences	**125**	(6)
Effect of increase in tax rate on deferred tax	**—**	99
	125	93
	941	934
Share of associates' Hong Kong profits tax	**12**	18
	953	952

e. **Reconciliation between the actual total tax charge and accounting profit at applicable tax rates**

	2004 **HK$ Million**	2003 HK$ Million
Profit before taxation	**5,569**	4,755
Notional tax on accounting profit calculated at applicable tax rates	**977**	829
Tax effect of non-deductible expenses	**108**	129
Tax effect of non-taxable revenue	**(73)**	(117)
Net underprovision in respect of prior years	**113**	64
Tax effect of tax losses not recognised	**59**	114
Tax losses utilised	**(231)**	(166)
Effect of change in tax rate on deferred tax balances	**—**	99
Actual total tax charge	**953**	952

f. None of the taxation payable in the balance sheet is expected to be settled after more than one year.

9. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Profit attributable to shareholders for the year is dealt with in the accounts of the Company to the extent of HK$1,487 million (2003:HK$2,486 million).

10. DIVIDENDS

a. Dividends attributable to the year

	2004	2003
	HK$ Million	*HK$ Million*
Interim dividend declared and paid of 32.75 cents (2003:12 cents) per share	**802**	294
Distribution in specie in the form of shares in i-CABLE Communications Limited ("i-CABLE Shares") equivalent to 20.75 cents per share	**—**	508
Total interim dividend	**802**	802
Final dividend of 36 cents (2003:28 cents) per share proposed after the balance sheet date	**881**	685
	1,683	1,487

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

b. Dividends attributable to the previous financial year, approved and paid during the year

	2004	2003
	HK$ Million	*HK$ Million*
Final dividend in respect of the previous financial year, approved and paid during the year, of 28 cents (2003:28 cents) per share	**685**	685

11. EARNINGS PER SHARE

The calculation of earnings per share is based on the earnings for the year of HK$3,767 million (2003:HK$3,043 million) and the weighted average of 2,447 million ordinary shares (2003:2,447 million ordinary shares) in issue during the year.

The calculation of diluted earnings per share is based on earnings for the year of HK$3,767 million (2003:HK$3,043 million) and the weighted average of 2,447 million ordinary shares (2003:2,447 million ordinary shares) after adjusting for the effects of all dilutive potential ordinary shares.

The existence of unexercised options during the year ended December 31, 2004 (see Note 25) has no dilutive effect on the calculation of diluted earnings per share for the year ended December 31, 2004.

Notes to the Accounts *(continued)*

12. FIXED ASSETS

	Group					
	Investment properties HK$ Million	Properties under or held for redevelopment HK$ Million	Hotel and club properties HK$ Million	Broadcasting & communications equipment HK$ Million	Other properties and fixed assets HK$ Million	Total HK$ Million
a. Cost or valuation						
Balance at January 1, 2004	**54,580**	**2,812**	**3,409**	**8,784**	**9,858**	**79,443**
Additions	**92**	**313**	**14**	**601**	**348**	**1,368**
Disposals	**(40)**	**—**	**—**	**(304)**	**(122)**	**(466)**
Reclassification	**475**	**(902)**	**—**	**(10)**	**427**	**(10)**
Revaluation surpluses/(deficits)	**10,939**	**(52)**	**339**	**—**	**—**	**11,226**
Balance at December 31, 2004	**66,046**	**2,171**	**3,762**	**9,071**	**10,511**	**91,561**
Accumulated depreciation and impairment losses						
Balance at January 1, 2004	**—**	**—**	**—**	**4,064**	**4,259**	**8,323**
Charge for the year	**39**	**—**	**12**	**727**	**450**	**1,228**
Impairment	**—**	**—**	**—**	**298**	**—**	**298**
Written back on disposals	**—**	**—**	**—**	**(296)**	**(121)**	**(417)**
Reclassification	**—**	**—**	**—**	**(2)**	**—**	**(2)**
Revaluation adjustments	**—**	**—**	**(12)**	**—**	**—**	**(12)**
Balance at December 31, 2004	**39**	**—**	**—**	**4,791**	**4,588**	**9,418**
Net book value						
At December 31, 2004	**66,007**	**2,171**	**3,762**	**4,280**	**5,923**	**82,143**
At December 31, 2003	54,580	2,812	3,409	4,720	5,599	71,120

b. The analysis of cost or valuation of the above assets is as follows:—

2004 valuation	66,046	—	3,762	—	—	69,808
Cost less provisions	—	2,171	—	9,071	10,511	21,753
	66,046	2,171	3,762	9,071	10,511	91,561

If the hotel and club properties had not been revalued, the carrying value of these assets on the basis of cost less accumulated depreciation would be HK$280 million.

12. FIXED ASSETS (continued)

	Group					
	Investment properties *HK$ Million*	Properties under or held for redevelopment *HK$ Million*	Hotel and club properties *HK$ Million*	Broadcasting & communications equipment *HK$ Million*	Other properties and fixed assets *HK$ Million*	Total *HK$ Million*
c. Tenure of title to properties (at cost or valuation):—						
Held in Hong Kong						
Long lease	51,122	58	3,740	—	3	54,923
Medium lease	8,524	1,287	—	—	5,433	15,244
Short lease	1,775	—	22	—	1	1,798
	61,421	1,345	3,762	—	5,437	71,965
Held outside Hong Kong						
Freehold	20	—	—	—	—	20
Long lease	—	—	—	—	5	5
Medium lease	4,605	826	—	—	5	5,436
	66,046	2,171	3,762	—	5,447	77,426

d. Properties revaluation

The Group's investment properties together with its hotel and club properties have been revalued as at December 31, 2004 by Chesterton Petty Limited, an independent firm of professional surveyors, on an open market value basis, after taking into consideration the net income allowing for reversionary potential.

The surplus or deficit arising on revaluation less minority interests is dealt with in investment properties revaluation reserves and other properties revaluation reserves.

e. Impairment of fixed assets

The value of properties, other than investment properties and hotel and club properties which are revalued annually, is assessed at each balance sheet date for indications of impairment with reference to valuations undertaken by management. Such valuations assess the recoverable amount of each property based on its value in use (using relevant discount rates) or on its net selling price (by reference to market prices), depending upon the anticipated future plans for the property. As a consequence of this exercise, at December 31, 2004 revaluation deficits totalled HK$52 million (2003:HK$523 million) of which HK$39 million (2003:HK$208 million) were recognised in the consolidated profit and loss account.

f. The gross amounts of fixed assets of the Group held for use in operating leases were HK$67,100 million (2003:HK$55,727 million).

g. The Group leases out properties under operating leases, which generally run for an initial period of two to six years, with an option to renew the lease after that date at which time all terms are renegotiated. Lease payments may be varied periodically to reflect market rentals and may contain a contingent rental element which is based on various percentages of tenants' sales receipts.

Notes to the Accounts *(continued)*

12. FIXED ASSETS (continued)

h. The Group's total future minimum lease income under non-cancellable operating leases is receivable as follows:—

	Group	
	2004	2003
	HK$ Million	*HK$ Million*
Within 1 year	**3,066**	2,878
After 1 year but within 5 years	**3,433**	2,994
After 5 years	**107**	135
	6,606	6,007

13. INVESTMENTS IN SUBSIDIARIES

	Company	
	2004	2003
	HK$ Million	*HK$ Million*
Unlisted shares, at cost less provision	**6,670**	6,458
Amounts due from subsidiaries	**31,621**	31,236
	38,291	37,694
Amounts due to subsidiaries	**(24,462)**	(24,038)
	13,829	13,656

Details of principal subsidiaries at December 31, 2004 are shown on pages 115 to 117.

Amounts due from and to subsidiaries are unsecured, non-interest bearing and classified as non-current as these are not expected to be recoverable/payable within the next twelve months.

14. GOODWILL

	Group	
	2004	2003
	HK$ Million	*HK$ Million*
Cost		
Balance at January 1 and December 31	**441**	441
Accumulated amortisation		
Balance at January 1	**(94)**	(44)
Charge for the year	**(50)**	(50)
Balance at December 31	**(144)**	(94)
Carrying amount		
Balance at December 31	**297**	347

15. LONG TERM DEPOSIT

The Group has placed a deposit with a financial institution maturing in 2006 at a margin above market rates. The deposit is credit-linked to investment grade debt securities, either issued by the Group or other corporations.

16. INTEREST IN ASSOCIATES

	Group	
	2004	2003
	HK$ Million	*HK$ Million*
Share of net tangible assets/(liabilities)	**27**	(583)
Amounts due from associates	**1,621**	2,720
Amounts due to associates	**(65)**	(62)
	1,583	2,075

Details of principal associates at December 31, 2004 are shown on page 117.

Amounts due from and to associates are classified as non-current as these are not expected to be recoverable/ payable within the next twelve months.

Included in the amounts due from associates are loans totalling HK$1,494 million (2003:HK$2,588 million) advanced to certain associates involved in the Sorrento and Bellagio property developments projects, of which HK$74 million (2003:HK$733 million) is interest bearing and HK$1,420 million (2003:HK$1,855 million) is interest-free. The annual interest rates are determined by the shareholders of the associates with reference to prevailing market rates which were between 0.6% and 1.3% for the current year (2003:0.8% to 2.5%). The loans are unsecured and are repayable as may from time to time be agreed among the shareholders.

17. INTEREST IN A JOINTLY CONTROLLED ENTITY

	Group	
	2004	2003
	HK$ Million	*HK$ Million*
Share of net assets	**294**	—
Goodwill	**54**	—
	348	—

Details of the Group's interest in a jointly controlled entity are as follows:—

Name of jointly controlled entity	**Place of incorporation**	**Registered and paid up capital**	**Percentage of equity attributable to the Group**	**Principal activity**
Taicang International Container Terminals Company Limited	The People's Republic of China	RMB450,800,000	28	Container terminal operations

17. INTEREST IN A JOINTLY CONTROLLED ENTITY (continued)

Taicang International Container Terminals Company Limited ("TICT JV"), a Sino-foreign joint venture enterprise established with the approval of the Jiang Su Provincial People's Government for a period of 50 years up to 2048, is 51% owned by Modern Terminals Limited, a 55.3% owned subsidiary of the Group.

Notwithstanding the contribution of 51% of the registered capital by Modern Terminals Limited, the joint venture agreement relating to the establishment of TICT JV stipulates that all significant financial and operating decisions of TICT JV must be approved by all of its directors. As neither the Group nor the joint venture partner have the ability to control the board of directors of TICT JV and the economic activities of TICT JV, the Group accounts for its investment in TICT JV as a jointly controlled entity.

18. LONG TERM INVESTMENTS

	Group	
	2004	2003
	HK$ Million	*HK$ Million*
Non-trading investments		
Equity securities		
Listed in Hong Kong	**695**	761
Listed outside Hong Kong	**868**	548
	1,563	1,309
Unlisted	**91**	83
	1,654	1,392
Market value of listed securities	**1,563**	1,309

19. DEFERRED DEBTORS

Deferred debtors represent receivables due after more than one year.

20. DEFERRED ITEMS

	Group	
	2004	2003
	HK$ Million	*HK$ Million*
Prepaid revenue expenses	**244**	275
Defined benefit pension scheme assets (Note 30)	**31**	15
Programming library	**127**	142
	402	432

21. INVENTORIES

	Group	
	2004	2003
	HK$ Million	*HK$ Million*
Properties under development for sale, less pre-sale proceeds received and receivable	**2,238**	2,075
Properties held for sale	**677**	514
Spare parts and consumables	**110**	106
	3,025	2,695

a. The properties under development for sale are expected to be substantially completed and recovered after more than one year.

b. Properties under development for sale/held for sale are stated at lower of cost and net realisable value. The total carrying value of properties stated at net realisable value at December 31, 2004 was HK$1,288 million (2003:HK$831 million).

c. In 2004, provisions totalling HK$166 million (2003:HK$Nil) charged to the profit and loss account in prior years for properties under development for sale/held for sale were written back as a result of the increase in net realisable value of certain properties.

22. TRADE AND OTHER RECEIVABLES

Included in this item are trade debtors (net of provision for bad and doubtful debts) with an ageing analysis as at December 31, 2004 as follows:—

	Group		Company	
	2004	2003	**2004**	2003
	HK$ Million	*HK$ Million*	***HK$ Million***	*HK$ Million*
0 — 30 days	**159**	355	**—**	—
31 — 60 days	**328**	154	**—**	—
61 — 90 days	**124**	60	**—**	—
Over 90 days	**32**	64	**—**	—
	643	633	**—**	—

The Group has a defined credit policy. The general credit terms allowed range from 0 to 60 days, except for pre-sale proceeds of properties under development, which are receivable upon completion of the properties under development.

Notes to the Accounts *(continued)*

23. TRADE AND OTHER PAYABLES

Included in this item are trade creditors with an ageing analysis as at December 31, 2004 as follows:—

	Group		Company	
	2004	2003	**2004**	2003
	HK$ Million	*HK$ Million*	***HK$ Million***	*HK$ Million*
0 — 30 days	**229**	284	—	—
31 — 60 days	**132**	66	—	—
61 — 90 days	**93**	54	—	—
Over 90 days	**193**	198	—	—
	647	602	—	—

24. SHORT TERM LOANS AND OVERDRAFTS

	Group		Company	
	2004	2003	**2004**	2003
	HK$ Million	*HK$ Million*	***HK$ Million***	*HK$ Million*
HK dollar fixed rate notes	**300**	800	—	—
US dollar fixed rate notes	—	1,468	—	—
Medium term note programme	—	180	—	—
Unsecured bank loans and overdrafts	**2,936**	3,881	**190**	—
	3,236	6,329	**190**	—

25. SHARE CAPITAL

	2004	2003	**2004**	2003
	No. of shares	*No. of shares*		
	Million	*Million*	***HK$ Million***	*HK$ Million*
Authorised				
Ordinary shares of HK$1 each	**3,600**	3,600	**3,600**	3,600
Issued and fully paid				
Ordinary shares of HK$1 each	**2,447**	2,447	**2,447**	2,447

Executive share incentive scheme

As at December 31, 2004, options to subscribe for 0.4 million (2003:0.4 million) ordinary shares of the Company at a price of HK$25.0 (2003:HK$25.0) per share granted to a number of executives under the Company's executive share incentive scheme were unexercised. These options are exercisable before July 31, 2006.

During the year, no options were exercised or lapsed (2003:options for 2,151,000 ordinary shares of HK$1.00 each exercisable at a consideration of between HK$19.0 and HK$25.0 per share lapsed) (Note 31).

26. RESERVES

	Share premium HK$ Million	Capital redemption reserves HK$ Million	Investment properties revaluation reserves HK$ Million	Investments revaluation reserves HK$ Million	Other capital reserves HK$ Million	Revenue reserves HK$ Million	Total HK$ Million
a. The Group							
i. Company and subsidiaries							
Balance at January 1, 2003	7,742	7	30,009	(229)	(482)	9,205	46,252
Revaluation surplus							
— investment properties	—	—	2,133	—	—	—	2,133
— other properties	—	—	—	—	68	—	68
— non-trading investments	—	—	—	412	—	—	412
Transferred to the profit and loss account on disposal of non-trading investments	—	—	—	13	—	—	13
Transferred to the profit and loss account on impairment of non-trading investments	—	—	—	33	—	—	33
Deferred tax on revaluation of certain investment properties	—	—	(33)	—	—	—	(33)
Impairment of properties under or held for redevelopment	—	—	—	—	(315)	—	(315)
Profit for the year	—	—	—	—	—	2,769	2,769
Dividends approved in respect of the previous year (Note 10b)	—	—	—	—	—	(685)	(685)
Dividends declared in respect of the current year (Note 10a)	—	—	—	—	—	(802)	(802)
Others	—	—	—	—	43	(18)	25
Balance at December 31, 2003	7,742	7	32,109	229	(686)	10,469	49,870

Notes to the Accounts *(continued)*

26. RESERVES (continued)

	Share premium HK$ Million	Capital redemption reserves HK$ Million	Investment properties revaluation reserves HK$ Million	Investments revaluation reserves HK$ Million	Other capital reserves HK$ Million	Revenue reserves HK$ Million	Total HK$ Million
a. The Group (continued)							
i. Company and subsidiaries (continued)							
Balance at December 31, 2003 and January 1, 2004	**7,742**	**7**	**32,109**	**229**	**(686)**	**10,469**	**49,870**
Revaluation surplus							
— investment properties	—	—	**10,900**	—	—	—	**10,900**
— other properties	—	—	—	—	**283**	—	**283**
— non-trading investments	—	—	—	**232**	—	—	**232**
Transferred to the profit and loss account on disposal of non-trading investments	—	—	—	**(22)**	—	—	**(22)**
Deferred tax on revaluation of certain investment properties	—	—	**(139)**	—	—	—	**(139)**
Profit for the year	—	—	—	—	—	**3,033**	**3,033**
Dividends approved in respect of the previous year (Note 10b)	—	—	—	—	—	**(685)**	**(685)**
Dividends declared in respect of the current year (Note 10a)	—	—	—	—	—	**(802)**	**(802)**
Others	—	—	—	—	**45**	**(40)**	**5**
Balance at December 31, 2004	**7,742**	**7**	**42,870**	**439**	**(358)**	**11,975**	**62,675**
					(Note)		

Note: Included in other capital reserves of the Group are other properties revaluation reserves totalling HK$2,550 million (2003:HK$2,267 million).

26. RESERVES (continued)

	Share premium HK$ Million	Capital redemption reserves HK$ Million	Investment properties revaluation reserves HK$ Million	Investments revaluation reserves HK$ Million	Other capital reserves HK$ Million	Revenue reserves HK$ Million	Total HK$ Million
a. The Group (continued)							
ii. Associates and jointly controlled entity							
Balance at January 1, 2003	—	—	—	(1)	—	(964)	(965)
Transferred to the profit account on disposal of non-trading investments	—	—	—	1	—	—	1
Revaluation surplus — non-trading investments	—	—	—	1	—	—	1
Profit for the year	—	—	—	—	—	274	274
Balance at December 31, 2003 and January 1, 2004	**—**	**—**	**—**	**1**	**—**	**(690)**	**(689)**
Revaluation surplus — non-trading investments	**—**	**—**	**—**	**1**	**—**	**—**	**1**
Profit for the year	**—**	**—**	**—**	**—**	**—**	**734**	**734**
Balance at December 31, 2004	**—**	**—**	**—**	**2**	**—**	**44**	**46**
Total reserves							
At December 31, 2004	**7,742**	**7**	**42,870**	**441**	**(358)**	**12,019**	**62,721**
At December 31, 2003	7,742	7	32,109	230	(686)	9,779	49,181

Notes to the Accounts *(continued)*

26. RESERVES (continued)

	Share premium *HK$ Million*	Capital redemption reserves *HK$ Million*	Other capital reserves *HK$ Million*	Revenue reserves *HK$ Million*	Total *HK$ Million*
b. The Company					
Balance at January 1, 2003	7,742	7	306	2,502	10,557
Profit for the year	—	—	—	2,486	2,486
Dividends approved in respect of the previous year (Note 10b)	—	—	—	(685)	(685)
Dividends declared in respect of the current year (Note 10a)	—	—	—	(802)	(802)
Balance at December 31, 2003 and January 1, 2004	**7,742**	**7**	**306**	**3,501**	**11,556**
Profit for the year	—	—	—	**1,487**	**1,487**
Dividend approved in respect of the previous year (Note 10b)	—	—	—	**(685)**	**(685)**
Dividend declared in respect of the current year (Note 10a)	—	—	—	**(802)**	**(802)**
Balance at December 31, 2004	**7,742**	**7**	**306**	**3,501**	**11,556**

Reserves of the Company available for distribution to shareholders at December 31, 2004 amounted to HK$3,501 million (2003:HK$3,501 million).

The application of the share premium account and capital redemption reserves are governed by Section 48B and Section 49 of the Hong Kong Companies Ordinance respectively. The revaluation reserves have been set up and will be dealt with in accordance with the accounting policies adopted for the revaluation of investment properties, hotel and club properties and non-trading investments.

After the balance sheet date the Directors proposed a final dividend of 36 cents per share (2003:28 cents per share) amounting to HK$881 million (2003:HK$685 million). This dividend has not been recognised as a liability at the balance sheet date.

27. LONG TERM LOANS

	Group		Company	
	2004	2003	**2004**	2003
	HK$ Million	*HK$ Million*	***HK$ Million***	*HK$ Million*
Bonds and notes (unsecured)				
HK dollar fixed rate notes due 2004	**—**	800	**—**	—
HK dollar fixed rate notes due 2005	**300**	300	**—**	—
US dollar fixed rate notes due 2004	**—**	1,468	**—**	—
US dollar fixed rate notes due 2007	**2,412**	2,412	**—**	—
	2,712	4,980	**—**	—
Medium term note programme (unsecured)				
HK dollar fixed rate notes due 2004	**—**	180	**—**	—
HK dollar fixed rate notes due 2006	**600**	600	**—**	—
HK dollar floating rate notes due 2006	**340**	—	**—**	—
HK dollar floating rate notes due 2008	**100**	100	**—**	—
HK dollar floating rate notes due 2009	**100**	—	**—**	—
HK dollar floating rate notes due 2010	**200**	—	**—**	—
	1,340	880	**—**	—
Bank loans (secured)				
Due after more than 1 year but not exceeding 2 years	**—**	377	**—**	—
Due after more than 2 years but not exceeding 5 years	**34**	37	**—**	—
	34	414	**—**	—
Bank loans (unsecured)				
Due within 1 year	**2,936**	3,881	**190**	—
Due after more than 1 year but not exceeding 2 years	**1,327**	1,000	**—**	—
Due after more than 2 years but not exceeding 5 years	**6,362**	7,519	**—**	—
Due after more than 5 years	**1,731**	—	**—**	—
	12,356	12,400	**190**	—
Total loans	**16,442**	18,674	**190**	—
Less: Amounts due within 1 year (Note 24)	**(3,236)**	(6,329)	**(190)**	—
Total long term loans	**13,206**	12,345	**—**	—

27. LONG TERM LOANS (continued)

a. As at December 31, 2004, the Group's net debts, representing the total loans less deposits and cash, are analysed as follows:—

	2004 **HK$ Million**	2003 HK$ Million
Secured	**34**	414
Bank loans	**34**	414
Unsecured	**16,408**	18,260
Bonds and notes	**2,712**	4,980
Medium term note programme	**1,340**	880
Bank loans	**12,356**	12,400
Total loans	**16,442**	18,674
Long term deposit	**(156)**	(156)
Deposits and cash	**(2,209)**	(1,512)
	14,077	17,006

b. As the Group's borrowings are primarily denominated in Hong Kong and US dollars and the US dollar loans have fully been effectively swapped into Hong Kong dollar loans by forward exchange contracts, there is no significant exposure to foreign exchange rate fluctuations.

c. Over 90% of the bonds and notes either bear interest at floating rates or have been swapped to floating rates determined by reference to the Hong Kong Interbank Offered Rate or the London Interbank Offered Rate.

d. Included in the Group's total loans are bank loans totalling HK$1,597 million borrowed by a non-wholly owned subsidiary, Modern Terminals Limited (2003:HK$1,300 million). The loans are without recourse to the Company and other subsidiaries.

28. DEFERRED TAXATION

a. Net deferred tax (assets)/liabilities recognised in the consolidated balance sheet:—

	Group	
	2004 **HK$ Million**	2003 HK$ Million
Deferred tax liabilities	**2,019**	1,748
Deferred tax assets	**(118)**	(112)
Net deferred tax liabilities	**1,901**	1,636

28. DEFERRED TAXATION (continued)

The components of deferred tax assets and liabilities and the movements during the year are as follows:—

	Depreciation allowances in excess of the related depreciation *HK$ Million*	Revaluation of properties *HK$ Million*	Others *HK$ Million*	Future benefit of tax losses *HK$ Million*	Total *HK$ Million*
Balance at January 1, 2003	1,728	327	(109)	(440)	1,506
Charged/(credited) to the consolidated profit and loss account	(12)	—	121	(115)	(6)
Charged to reserves/ minority interests	—	37	—	—	37
Effect of change in tax rate charged to the consolidated profit and loss account	150	—	(10)	(41)	99
Balance at December 31, 2003 and January 1, 2004	**1,866**	**364**	**2**	**(596)**	**1,636**
Charged/(credited) to the consolidated profit and loss account	**114**	**—**	**(2)**	**13**	**125**
Charged to reserves/ minority interests	**—**	**140**	**—**	**—**	**140**
Balance at December 31, 2004	**1,980**	**504**	**—**	**(583)**	**1,901**

b. Deferred tax assets unrecognised

Deferred tax assets have not been recognised in respect of the following items:—

	2004 ***HK$ Million***	2003 *HK$ Million*
(Deductible)/taxable temporary differences	**(2)**	1
Future benefit of tax losses	**(1,457)**	(1,512)
Net deferred tax assets unrecognised	**(1,459)**	(1,511)

The Group has not accounted for the deferred taxation assets attributable to the future benefit of tax losses sustained in the operations of certain subsidiaries as the availability of future taxable profits against which the assets can be utilised is uncertain at December 31, 2004. The tax losses arising from Hong Kong operations do not expire under current tax legislation. The tax losses arising from Mainland China operations expire five years after the relevant accounting year end date.

Notes to the Accounts *(continued)*

29. OTHER DEFERRED LIABILITIES

	Group	
	2004	2003
	HK$ Million	*HK$ Million*
Club debentures (non-interest bearing) due after more than 5 years	**222**	224
Deferred revenue	**25**	22
Others	**10**	14
	257	260

30. DEFINED BENEFIT PENSION SCHEMES

	Group	
	2004	2003
	HK$ Million	*HK$ Million*
Defined benefit pension scheme assets	**31**	15

The Group makes contributions to six defined benefit pension schemes that provide pension benefits for employees upon retirement. The assets of the schemes are held separately by independently administered funds. The schemes are funded by contributions from employers, which are in accordance with recommendations made by actuaries based on their valuation of the schemes. The latest valuations of the schemes as at December 31, 2004 were performed either by HSBC Life (International) Limited, Watson Wyatt Hong Kong Limited, who are independent qualified actuaries or internally, using the projected unit credit method. The funding ratios of the principal schemes were 104% and 123% respectively.

a. The amount recognised in the consolidated balance sheet is as follows:—

	2004	2003
	HK$ Million	*HK$ Million*
Present value of funded obligations	**(719)**	(664)
Fair value of plan assets	**805**	709
Net unrecognised actuarial gains	**(70)**	(52)
Unrecognised transitional liability	**15**	22
	31	15

b. Movements in the net assets in the consolidated balance sheet are as follows:—

	2004	2003
	HK$ Million	*HK$ Million*
At January 1	**15**	14
Contributions paid	**37**	37
Expense recognised in the consolidated profit and loss account	**(21)**	(36)
At December 31	**31**	15

30. DEFINED BENEFIT PENSION SCHEMES (continued)

c. Expenses recognised in the consolidated profit and loss account are as follows:—

	2004 HK$ Million	2003 HK$ Million
Current service cost	**31**	34
Interest cost	**31**	34
Expected return on scheme assets	**(48)**	(40)
Net transitional liability recognised	**7**	8
	21	36

The expense is recognised in the following line items in the consolidated profit and loss account:—

	2004 HK$ Million	2003 HK$ Million
Direct costs and operating expenses	**20**	34
Administrative and corporate expenses	**1**	2
	21	36
Actual return on scheme assets	**(91)**	(126)

d. The principal actuarial assumptions used as at December 31, 2004 (expressed as a range) are as follows:—

	2004	2003
Discount rate at December 31	**4.0%–5.0%**	5.0%–5.5%
Expected rate of return on scheme assets	**5.0%–8.0%**	5.0%–7.0%
Future salary increases — 2004	**N/A**	2.0%–3.5%
— 2005	**2.0%–5.0%**	2.0%–3.5%
— 2006	**2.0%–3.0%**	3.5%–4.0%
— thereafter	**2.0%–4.0%**	3.5%–4.0%

31. EQUITY COMPENSATION BENEFITS

The Company has a share option scheme which was adopted on June 30, 1998, to replace a former scheme previously adopted on September 29, 1988, whereby the Directors of the Company are authorised, at their discretion, to invite employees, including directors, of the Company and/or any of its subsidiaries to take up options to subscribe for shares of the Company (the "Shares"). The exercise price of the options must be at least the higher of (i) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant; and (ii) the average closing price of the Shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant. Options under the share option scheme are exercisable during such period as determined by the Directors prior to the grant of the option provided that no option may be granted which is exercisable earlier than one year from the date of grant or later than 10 years after such date.

Notes to the Accounts *(continued)*

31. EQUITY COMPENSATION BENEFITS (continued)

a. Movement in share options

	2004 *Number*	2003 *Number*
At January 1	**400,000**	2,551,000
Lapsed	**—**	(2,151,000)
At December 31	**400,000**	400,000
Options vested at December 31	**—**	—

b. During the years ended December 31, 2004 and 2003, no options were granted to subscribe for ordinary shares of the Company under the Company's Executive Share Incentive Scheme.

c. Terms of share options at the balance sheet date

Exercise period	Exercise price	2004 *Number*	2003 *Number*
8/1/2005 — 7/31/2006	HK$25.00	**400,000**	400,000

During the years ended December 31, 2004 and 2003, no options were exercised to subscribe for ordinary shares under the Company's Executive Share Incentive Scheme.

32. MATERIAL RELATED PARTY TRANSACTIONS

Except for the transactions noted below, the Group and the Company have not been a party to any material related party transaction during the year ended December 31, 2004:—

a. As disclosed in Note 16, loans totalling HK$1,494 million (2003:HK$2,588 million) advanced by the Group to certain associates involved in the Sorrento and Bellagio property developments projects are considered to be related party transactions and also constitute connected transactions as defined under the Listing Rules. Waivers were granted by the Stock Exchange in 1997 and 1994 from complying with the relevant connected transaction requirements. The net interest earned by the Group from these loans during the year is not material in the context of these accounts.

b. As disclosed in Note 33b, the Company and a subsidiary, together with its principal shareholder and two of its subsidiaries, have jointly and severally guaranteed the performance and observance of the terms by a subsidiary of the associate under an agreement to develop the Sorrento property development project.

Such guarantees given by the Company constitute connected transactions as defined under the Listing Rules, but a waiver from complying with the relevant connected transaction requirements was granted by the Stock Exchange in 1997.

c. In respect of the year ended December 31, 2004, the Group earned rental income totalling HK$135 million (2003:HK$105 million) from various tenants which are wholly owned by, or are non-wholly owned subsidiaries of, companies which in turn are wholly owned by the family interests of, or by a trust the settlor of which is, the Chairman of the Company. Such transactions are considered to be related party transactions and also constitute connected transactions as defined under the Listing Rules.

33. CONTINGENT LIABILITIES

As at December 31, 2004:—

a. There were contingent liabilities in respect of guarantees given by the Company on behalf of subsidiaries relating to overdrafts, short term loans and credit facilities, bonds and notes of up to HK$23,128 million (2003:HK$28,562 million).

b. The Company and a subsidiary together with its principal shareholder and two subsidiaries thereof, have jointly and severally guaranteed the performance and observance of the terms under an agreement for the Sorrento property development project by the subsidiary of an associate.

c. Forward foreign exchange contracts amounting to HK$4,238 million (2003:HK$5,616 million) will mature in 2005.

34. COMMITMENTS

	Group	
	2004	2003
	HK$ Million	*HK$ Million*
a. Capital commitments		
Planned capital expenditure:		
Authorised and contracted for	**1,931**	1,099
Authorised but not contracted for	**1,494**	1,419
	3,425	2,518
b. Other commitments		
Planned expenditure mainly relating to properties under development for sale in Mainland China:		
Authorised and contracted for	**332**	62
Authorised but not contracted for	**1,497**	2,393
	1,829	2,455

35. POST BALANCE SHEET EVENTS

After the balance sheet date the Directors proposed a final dividend. Further details are disclosed in Note 10.

36. FUTURE CHANGES IN ACCOUNTING POLICIES

For full convergence with International Financial Reporting Standards, the Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (collectively, "new HKFRSs") which are effective for accounting periods beginning on or after January 1, 2005.

The Group has not early adopted these new HKFRSs in the accounts for the year ended December 31, 2004.

The Group has made a preliminary assessment of the impact of these new HKFRSs and has so far concluded that the adoption of Hong Kong Accounting Standard ("HKAS") 40 "Investment property", HKAS Interpretation 23 "The appropriate policies for hotel properties" and Accounting Interpretation 21 "Income taxes — recovery of revalued non-depreciable assets" will have a significant impact on its consolidated accounts as set out below:—

a. At present, the Group records its hotel properties at valuation in accordance with Statement of Standard Accounting Practice, ("SSAP") 17 "Property, plant and equipment". No depreciation is provided on hotel properties as they are maintained in a continuous state of sound repair such that, given the estimated life of the hotel properties and their residual values, any depreciation would be immaterial. For the financial year beginning January 1, 2005, the Group will adopt the requirements of HKAS Interpretation 23 and apply them retrospectively. The Group's hotel properties will be stated at cost less accumulated depreciation and impairment, if any. The adoption of this new accounting interpretation at December 31, 2004 would have had the effect of reducing the Group's net assets by approximately HK$2.9 billion or HK$1.17 per share at December 31, 2004, mainly as a result of the reversal of revaluations of hotel properties dealt with in other capital reserves. The preliminary assessment indicates that the annual depreciation on the Group's hotel properties on adoption of this new accounting interpretation will be less than HK$30 million in 2005.

b. At present, surpluses or deficits arising on the annual revaluation of the Group's investment properties to open market value at the balance sheet date are dealt with in the investment properties revaluation reserves. Following the adoption of the new HKAS 40, the Group's investment properties will continue to be stated at open market value and all surpluses/deficits arising from the revaluation of the investment properties will be reported in the consolidated profit and loss account. The new HKAS 40 and Accounting Interpretation 21 "Income taxes — recovery of revalued non-depreciable assets" require the provision of deferred tax on all these revaluation surpluses/deficits to be calculated at applicable profits tax rates. If these revised accounting standards had been adopted as at December 31, 2004, the Group's profit attributable to shareholders would have been increased by HK$8.9 billion, being the net revaluation surpluses arising on the Group's investment properties of HK$10.9 billion which have been dealt with in investment properties revaluation reserves less deferred tax of HK$2.0 billion. Furthermore, recognition of deferred tax on the Group's cumulative properties revaluation surpluses is required and hence the Group's net assets as at December 31, 2004 would have reduced by approximately HK$7.4 billion.

The Group is continuing its assessment of the impact of the new HKFRSs and other significant changes may be identified as a result of this assessment.

37. APPROVAL OF ACCOUNTS

The accounts were approved and authorised for issue by the Directors on March 15, 2005.

Principal Subsidiaries and Associates

At December 31, 2004

Subsidiaries	Place of incorporation/ operation	Issued share capital (all being ordinary shares and fully paid up except otherwise stated)/registered and paid up capital	Percentage of equity attributable to the Group	Principal activities
# **Wharf Estates Limited**	Hong Kong	2 HK$1 shares	100	Holding company
Harbour City				
Harbour City Estates Limited	Hong Kong	2 HK$1 shares	100	Property and property management
Wharf Realty Limited	Hong Kong	2 HK$1 shares	100	Property
* Harbour Centre Development Limited	Hong Kong	315,000,000 HK$0.5 shares	67	Holding company
Times Square				
Times Square Limited	Hong Kong	2 HK$10 shares	100	Property and property management
Plaza Hollywood				
Plaza Hollywood Limited (formerly Charris Company Limited)	Hong Kong	10,000 HK$1 shares	100	Property
Plaza Hollywood Management Limited	Hong Kong	2 HK$1 shares	100	Property management
# **Wharf Estates Development Limited**	Hong Kong	2 HK$1 shares	100	Holding company
Delta Realty Limited	Hong Kong	2 HK$1 shares	100	Property
Feckenham Limited	Hong Kong	2 HK$10 shares	100	Property
Framenti Company Limited	Hong Kong	2 HK$1 shares	100	Property
HKRT Peak Properties Limited	Hong Kong	3,000,000 HK$10 shares	100	Property
Hong Tai Yuen Limited	Hong Kong	500,000 HK$1 shares	100	Property
New Tech Centre Limited	Hong Kong	10,000 HK$1 shares	100	Property
Olinda Limited	Hong Kong	2 HK$10 shares	100	Property
Roville Company Limited	Hong Kong	2 HK$1 shares	100	Property
Spring Wealth Investments Limited	British Virgin Islands	500 US$1 shares	100	Holding company
# **Wharf China Limited**	Cayman Islands	500,000,000 US$1 shares	100	Holding company
Wharf Estates China Limited	British Virgin Islands	500 US$1 shares	100	Holding company
Beijing Capital Times Square Development Company Limited	The People's Republic of China	US$59,000,000	88	Property
Beijing Times Establishment Property Management Company Limited	The People's Republic of China	US$200,000	75	Property management
Shanghai Long Xing Property Development Company Limited	The People's Republic of China	US$45,000,000	100	Property
Shanghai Times Square Property Management (Shanghai) Company Limited	The People's Republic of China	US$500,000	100	Property management

Principal Subsidiaries and Associates *(continued)*

Subsidiaries	Place of incorporation/ operation	Issued share capital (all being ordinary shares and fully paid up except otherwise stated)/registered and paid up capital	Percentage of equity attributable to the Group	Principal activities
Dalian Times Square Development Company, Limited	The People's Republic of China	RMB200,000,000	60	Property
Han Long Development (Wuhan) Company Limited	The People's Republic of China	US$5,000,000	100	Property
Long Qing Property Development (Chongqing) Company Limited	The People's Republic of China	RMB167,000,000	100	Property
Shanghai Jiu Zhou Property Development Company Limited	The People's Republic of China	US$20,000,000	85	Property
Shanghai Long Shen Real Estate Development Company Limited	The People's Republic of China	US$22,330,000	55	Property
Shanghai Wellington Garden Estate Development Company Limited	The People's Republic of China	US$16,666,666	59	Property
Shanghai Wheelock Square Development Limited	The People's Republic of China	US$80,000,000	98	Property
Logistics				
Wharf Transport Investments Limited	Hong Kong	2 HK$1 shares	100	Holding company
The "Star" Ferry Company, Limited	Hong Kong	1,440,000 HK$5 shares	100	Public transport
Hong Kong Tramways, Limited	Hong Kong	21,937,500 HK$5 shares	100	Public transport
Modern Terminals Limited	Hong Kong	76,891 HK$1,000 shares	55	Container terminal
Hotels				
Wharf Hotel Investments Limited	Cayman Islands	500,000,000 US$1 shares	100	Holding company
Marco Polo Hotels Management Limited	Hong Kong	2 HK$10 shares	100	Hotel management
The Hongkong Hotel Limited	Hong Kong	100,000 HK$1 shares	67	Hotel and property
The Marco Polo Hotel (Hong Kong) Limited	Hong Kong	1,000 HK$1 shares	100	Hotel operation
The Prince Hotel Limited	Hong Kong	2 HK$1 shares	100	Hotel operation
# **Wharf Communications Limited**	Hong Kong	1,000,000 HK$10 shares	100	Holding company
COL Limited	Hong Kong	40,000 HK$500 shares	100	Computer services
Hong Kong Cable Enterprises Limited	Hong Kong	2 HK$1 shares	67	Advertising airtime, programming licensing and channel carriage services
Hong Kong Cable Television Limited	Hong Kong	750,000,000 HK$1 shares	67	Pay television services

	Subsidiaries	Place of incorporation/ operation	Issued share capital (all being ordinary shares and fully paid up except otherwise stated)/registered and paid up capital	Percentage of equity attributable to the Group	Principal activities
*	i-CABLE Communications Limited	Hong Kong	2,019,234,400 HK$1 shares	67	Holding company
	i-CABLE Network Limited	Hong Kong	100 HK$1 shares 2 HK$1 non-voting deferred shares	67	Network operation services
	i-CABLE Satellite Television Limited	Hong Kong	2 HK$1 shares	67	Non-domestic television services and programming licensing
	i-CABLE WebServe Limited	Hong Kong	2 HK$1 shares	67	Internet and multimedia services
	Rediffusion Satellite Services Limited	Hong Kong	1,000 HK$10 shares	67	Satellite television services
	EC Telecom Limited	Hong Kong	2 HK$1 shares	100	Telecommunication
	Wharf T&T Limited	Hong Kong	100,000,000 HK$1 shares	100	Telecommunication
	Investment and others				
	Wharf Limited	Hong Kong	2 HK$10 shares	100	Management services
	Fortune Growth Investments Limited	Hong Kong	2 HK$1 shares	100	Finance
	Wharf Finance (BVI) Limited	British Virgin Islands	500 US$1 shares	100	Finance
#	Wharf International Finance Limited	Cayman Islands	500 US$1 shares	100	Finance
#	Wharf Hong Kong Limited	Cayman Islands	500,000,000 US$1 shares	100	Holding company

Associates	*Place of incorporation/ operation*	*Class of shares*	*Percentage of equity attributable to the Group*	*Principal activities*
Property				
Diamond Hill Development Holdings Limited	British Virgin Islands	Ordinary	33	Holding company
Harriman Leasing Limited	Hong Kong	Ordinary	50	Leasing agent
Hopfield Holdings Limited	British Virgin Islands	Ordinary	33	Holding company
Salisburgh Company Limited	Hong Kong	Ordinary	33	Property
Kowloon Properties Company Limited	Hong Kong	Ordinary	33	Property

All the subsidiaries listed above were, as at December 31, 2004, indirect subsidiaries of the Company except where marked #.

The above list gives the principal subsidiaries and associates of the Group which, in the opinion of the Directors, principally affect the profit and assets of the Group.

Subsidiaries held directly

* Listed companies

Schedule of Principal Properties

As at December 31, 2004

ADDRESS	LOT NUMBER	YEAR OF COMPLETION	EXPECTED YEAR OF COMPLETION	LEASE EXPIRY
Wharf Estates Limited				
Harbour City				
Investment properties				
Ocean Terminal, Harbour City, Tsimshatsui	KPP 83	1966		2012
Ocean Centre, Harbour City, Tsimshatsui	KML 11 S.A.	1977		2880
Wharf T & T Centre, Harbour City, Tsimshatsui	KML 11 S.B.	1981		2880
World Commerce Centre, Harbour City, Tsimshatsui	KML 11 S.B.	1981		2880
World Finance Centre, Harbour City, Tsimshatsui	KML 11 S.D.	1983		2880
Ocean Galleries, Harbour City, Tsimshatsui	KML 11 S.B. & D.	1981/83		2880
Gateway I, Harbour City, Tsimshatsui	KML 11 R.P.	1994		2880
Gateway II, Harbour City, Tsimshatsui	KML 11 S.B. & D.	1998/99		2880
The Marco Polo Hongkong Hotel, Harbour City, Tsimshatsui (Commercial Section)	KML 91 S.A. & KML 10 S.B.	1969		2863
Hotels and clubs				
The Marco Polo Hongkong Hotel, Harbour City, Tsimshatsui	KML 91 S.A. & KML 10 S.B.	1969		2863
The Marco Polo Gateway, Harbour City, Tsimshatsui	KML 11 S.B.	1981		2880
The Marco Polo Prince, Harbour City, Tsimshatsui	KML 11 S.D.	1981		2880
Pacific Club Kowloon, Harbour City, Tsimshatsui	KPP 6	1990		2006
Times Square				
Investment property				
Times Square, Sharp Street East, Causeway Bay	IL 731, IL 728, IL 727, IL 725 S.A. & R.P., IL 724 S.A., B & R.P., IL 722 & IL 718	1993		2850/60/80
Plaza Hollywood				
Investment property				
Plaza Hollywood, 3 Lung Poon Street, Diamond Hill	NKIL 6160	1997		2047
Wharf Estates Development Limited				
Investment properties				
World Trade Square, Hoi Bun Road, Kwun Tong	KTIL 713	1991		2047
26-27/F, World-Wide House, Central	IL 8432	1979		2053
Various Units of Cable TV Tower, Hoi Shing Road, Tsuen Wan	TWTL 218	1992		2047
Various Units of Grandtech Centre, On Sum Street, Shatin	STTL 375	1996		2047
Various Units of Strawberry Hill, 8 Plunkett's Road, The Peak	RBL 512 & 1004	1974/77		2027/28
77 Peak Road, The Peak	RBL 836	1951		2029
Chelsea Court 63 Mount Kellett Road, The Peak	RBL 556 R.P.S.A. & S.B.	2001		2035
Mountain Court 11-13 Plantation Road, The Peak	RBL 522, 639, 661	2001		2027
1 Plantation Road, The Peak	RBL 534 S.E. & F.	2002		2028
Other property				
Delta House, 3 On Yiu Street, Shatin	STTL 422	1999		2047
Property under redevelopment				
3-5 Gough Hill Path, The Peak	RBL 1169		2006	2031/50
60 Victoria Road, Kennedy Town, Hong Kong	IL 8079		N/A	2064
Cable TV Tower South Chai Wan Kok Street, Tsuen Wan	TWIL 36		N/A	2047
Kowloon Godown, 1-3 Kai Hing Road, Kowloon Bay	NKIL 5805, 5806 & 5982		N/A	2047
Yau Tong Godown, 5 Tung Yuen Street, Kowloon	YTIL 4SA & adjoining Government land		N/A	2047
Properties under development undertaken by associates				
Bellagio, Sham Tseng	Lot 266 in DD 390			
Phase III, IV			2005	2051
Various Lots at Yau Tong Bay, Yau Tong, Kowloon	R.P. of YTML 22 & ext., YTML 28 & ext., YTML 29 & ext., and YTML 12, 32 and 33 together with adjoining lots at Yau Tong Bay		N/A	2047

SITE AREA (SQ.FT.)	APPROXIMATE GROSS FLOOR AREAS (SQ.FT.) OFFICE	RETAIL	RESIDENTIAL	INDUSTRIAL — OFFICE/ INDUSTRIAL	CLUB HOUSE	HOTEL (NO. OF ROOMS)	STAGE OF COMPLETION	ATTRIBUTABLE INTEREST
346,719		658,000						100%
126,488	677,000	224,000						100%
(a)	257,000							100%
(a)	257,000							100%
(a)	512,000							100%
(a)		386,000						100%
(a)	1,128,000	108,000						100%
(a)	1,570,000	400,000	670,000					100%
(b)	34,000	137,000						67%
58,814						664		67%
(a)						431		100%
(a)						394		100%
48,309					139,000			100%
112,441	1,033,000	936,000						100%
280,510		562,000						100%
48,438	330,000	65,000						100%
N/A	21,000							100%
N/A				522,000				100%
N/A				380,000				100%
N/A			37,000					100%
76,728			32,000					100%
29,640			43,000					100%
32,145			49,900					100%
97,670			97,000					100%
70,127				349,000				100%
49,321			24,700				Superstructure in progress	100%
6,100			48,800				Superstructure in progress	67%
66,005		120,000				1,032	Planning stage	100%
165,809			995,100			200	Planning stage	100%
40,637		41,000	203,000				Planning stage	100%
N/A			1,591,800	(637,200 s.f. pre-sold)			Superstructure in progress	33 1/3%
2,185,000		301,000	8,740,000				Planning stage	15.6%

Schedule of Principal Properties *(continued)*

ADDRESS	LOT NUMBER	YEAR OF COMPLETION	EXPECTED YEAR OF COMPLETION	LEASE EXPIRY
Wharf Estates China Limited				
Investment properties				
Beijing Capital Times Square		1999		2044
88 West Changan Avenue, Beijing				
Shanghai Times Square		1999		2043
93-111 Huai Hai Zhong Road, Shanghai				
Chongqing Times Square		2004		2050
Zou Rong Road/Min Zu Road, Yuzhong District, Chongqing				
Properties under development				
Wellington Garden			2006	2045
Area 8 of 148, Huai Hai Xi Road, Xuhui District, Shanghai				
Dalian Times Square			2007	2039/2069
Ren Min Road, Zhongshan District, Dalian				
Wuhan Times Square			2007	2053/73
Yan Jiang Da Dao & Nanling Road, Jiangan District, Wuhan				
Parc Royal			2007	2044
176, Huai Hai Xi Road, Changning District, Shanghai				
Commercial development at			2008	2046
1717, Nan Jing Xi Road, Jingan District, Shanghai				
Jing An Garden			2008	2043/63
398, Wanhangdu Road, Jingan District, Shanghai				

\# Including basement carpark area.

* Residential includes office-apartments.

Notes:

(a) Part of Harbour City, total site area is 428,719 sq. ft.

(b) Part of The Marco Polo Hongkong Hotel building.

	APPROXIMATE GROSS FLOOR AREAS (SQ.FT.)							
SITE AREA (SQ.FT.)	OFFICE	RETAIL	RESIDENTIAL	INDUSTRIAL — OFFICE/ INDUSTRIAL	CLUB HOUSE	HOTEL (NO. OF ROOMS)	STAGE OF COMPLETION	ATTRIBUTABLE INTEREST
141,007	625,000	670,000 #						88%
148,703	331,000	685,000 #	195,000					100%
95,799	13,800	724,000 #						100%
80,482			562,000 #*				Foundation work and superstructure in progress	59%
187,670		167,000	1,699,000 #				Planning stage	60%
187,649		103,400	2,305,000 #*				Foundation in progress	100%
118,220			802,000 #*				Planning stage	85%
136,432	1,565,000#	24,300					Foundation in progress	98%
170,825			970,000 #*				Planning stage	55%

Ten-Year Financial Summary

	1995 *HK$ Million*	1996 *HK$ Million*	Restated 1997 *HK$ Million*	Restated 1998 *HK$ Million*	Restated 1999 *HK$ Million*
Summary of Profit and Loss Account					
Turnover (Note 1)	6,770	8,405	10,980	10,840	10,521
Group profit attributable to shareholders	3,605	2,239	1,882	1,922	3,217
Prior year adjustment (Note 2, 4 to 6)	—	—	(960)	(51)	294
Restated amount	3,605	2,239	922	1,871	3,511
Dividends	2,278	2,593	1,793	1,790	1,881
Summary of Balance Sheet					
Fixed assets (Note 5)	85,215	98,326	93,434	71,651	73,362
Goodwill	—	—	—	—	—
Long term deposits	—	—	—	—	—
Associates (Note 4)	4,181	2,769	4,463	3,842	5,197
Jointly controlled entity	—	—	—	—	—
Long term investments (Note 4)	2,328	4,324	7,824	7,107	5,258
Deferred debtors	97	104	238	349	506
Deferred items (Note 5)	2,128	2,391	2,432	653	575
Deferred tax assets (Note 6)	—	—	—	—	—
Current assets	10,118	8,337	8,777	8,529	12,536
Current liabilities (Note 3)	(5,807)	(9,589)	(8,457)	(13,469)	(10,345)
	98,260	106,662	108,711	78,662	87,089
Representing:					
Share capital	2,169	2,300	2,295	2,295	2,446
Reserves (Note 2 to 6)	71,729	83,527	75,638	49,624	51,966
Shareholders' funds	73,898	85,827	77,933	51,919	54,412
Convertible subordinated bonds	3,054	—	—	—	—
Long term loan/deferred liabilities (Note 2)	18,570	15,983	25,997	22,322	26,802
Minority interests (Note 2, 4 to 6)	2,556	4,382	4,264	3,903	5,368
Deferred taxation (Note 6)	182	470	517	518	507
	98,260	106,662	108,711	78,662	87,089

Note:

Pursuant to the adoption of the following new or revised Statement of Standard Accounting Practices ("SSAP") and Interpretation,

—	SSAP 1 (revised)	:	Presentation of financial statements
—	SSAP 9 (revised)	:	Events after the balance sheet date
—	SSAP 11 (revised)	:	Foreign currency translation
—	SSAP 12 (revised)	:	Income taxes
—	SSAP 15 (revised)	:	Cash flow statement
—	SSAP 24	:	Accounting for investments in securities
—	SSAP 28	:	Provisions, contingent liabilities and contingent assets
—	SSAP 34	:	Employee benefits
—	Interpretation 9	:	Accounting for pre-operating costs

	Restated 2000 HK$ Million	2001 HK$ Million	Restated 2002 HK$ Million	2003 HK$ Million	**2004 HK$ Million**
Summary of Profit and Loss Account					
Turnover (Note 1)	12,023	11,725	11,333	11,253	**11,953**
Group profit attributable to shareholders	2,480	2,519	2,303	3,043	**3,767**
Prior year adjustment (Note 2, 4 to 6)	14	—	(44)	—	—
Restated amount	2,494	2,519	2,259	3,043	**3,767**
Dividends	1,908	1,908	1,370	1,487	**1,683**
Summary of Balance Sheet					
Fixed assets (Note 5)	77,237	74,445	69,044	71,120	**82,143**
Goodwill	—	419	397	347	**297**
Long term deposits	—	468	156	156	**156**
Associates (Note 4)	4,972	3,389	3,367	2,075	**1,583**
Jointly controlled entity	—	—	—	—	**348**
Long term investments (Note 4)	1,901	1,088	1,178	1,392	**1,654**
Deferred debtors	433	485	459	439	**426**
Deferred items (Note 5)	570	533	468	432	**402**
Deferred tax assets (Note 6)	—	—	108	112	**118**
Current assets	7,390	7,637	5,945	5,089	**6,482**
Current liabilities (Note 3)	(12,893)	(12,181)	(11,420)	(11,160)	**(8,604)**
	79,610	76,283	69,702	70,002	**85,005**
Representing:					
Share capital	2,446	2,447	2,447	2,447	**2,447**
Reserves (Note 2 to 6)	55,504	52,198	45,287	49,181	**62,721**
Shareholders' funds	57,950	54,645	47,734	51,628	**65,168**
Convertible subordinated bonds	—	—	—	—	—
Long term loan/deferred liabilities (Note 2)	17,156	17,441	16,673	12,605	**13,463**
Minority interests (Note 2, 4 to 6)	4,026	3,730	3,681	4,021	**4,355**
Deferred taxation (Note 6)	478	467	1,614	1,748	**2,019**
	79,610	76,283	69,702	70,002	**85,005**

Certain figures have been reclassified or restated as set out below:

1. Turnover figures for the years ended December 31, 1997 and onwards are presented in accordance with the requirements SSAP 1 (revised).

2. These figures have been restated pursuant to the adoption of SSAP 28 as explained in Note 11b to the accounts of 2001. Figures for 1999 and prior years have not been restated as it would involve delay and expenses out of proportion to the benefit to shareholders.

3. These figures have been restated pursuant to the adoption of SSAP 9 (revised) as explained in Note 11c to the accounts of 2001. Figures for 1999 and prior years have not been restated as it would involve delay and expenses out of proportion to the benefit to shareholders.

4. These figures have been restated pursuant to the adoption of SSAP 24 as explained in Note 10 to the 1999 accounts. Figures for 1996 and prior years have not been restated as it would involve delay and expenses out of proportion to the benefit to shareholders.

5. These figures have been restated pursuant to the adoption of Interpretation 9 "Accounting for pre-operating costs" as explained in Note 8 to 2000 accounts. Figures for 1997 and prior years have not been restated as it would involve delay and expenses out of proportion to the benefit to shareholders.

6. These figures have been restated pursuant to the adoption of SSAP 12 (revised) as explained in Note 11 to the accounts of 2003. Figures for 2001 and prior years have not been restated as it would involve delay and expenses out of proportion to the benefit to shareholders.

1

A Chinese version of this Annual Report

如有需要，可向本公

IMPORTANT

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

THE WHARF (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)
STOCK CODE: 4

Directors:
Mr. Peter K. C. Woo, GBS, JP *(Chairman)*
Mr. Gonzaga W. J. Li *(Senior Deputy Chairman)*
Mr. Stephen T. H. Ng *(Deputy Chairman & Managing Director)*
Mr. Paul M. P. Chan*
Professor Edward K. Y. Chen, GBS, CBE, JP*
Dr. Raymond K. F. Ch'ien, GBS, CBE, JP*
Mr. Erik B. Christensen
Hon. Vincent K. Fang, JP*
Mr. Hans Michael Jebsen, BBS*
Mr. Christopher P. Langley, OBE*
Mr. Quinn Y. K. Law
Ms. Doreen Y. F. Lee
Mr. T. Y. Ng
Mr. James E. Thompson, GBS*

(* Independent Non-executive Directors)

Registered Office:
16th Floor, Ocean Centre,
Harbour City, Canton Road,
Kowloon,
Hong Kong

22nd April, 2005

To the Shareholders

Dear Sir or Madam,

ANNUAL GENERAL MEETING
GENERAL MANDATES ETC.

1. At the Annual General Meeting of The Wharf (Holdings) Limited (the "Company") held on 18th May, 2004, ordinary resolutions were passed giving general mandates to directors of the Company (the "Directors") (i) to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") of up to 10 per cent. of the issued share capital of the Company as at 18th May, 2004; and (ii) to allot, issue and otherwise deal with shares up to a limit equal to (a) 20 per cent. of the shares of the Company in issue as at 18th May, 2004, plus (b) (authorised by a separate ordinary resolution as required by the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules")) the nominal amount of any shares repurchased by the Company.

2. Pursuant to the Companies Ordinance and the Listing Rules, these general mandates will lapse at the conclusion of the Annual General Meeting ("AGM") for 2005, unless renewed at that meeting. Resolutions will be proposed at the AGM to renew these mandates, and the Explanatory Statement required by the Listing Rules to be sent to shareholders in connection with the proposed repurchase mandate is set out in the Appendix to this document.

Following a recent review of the level of fee payable to the Directors of the Company which was last fixed in 1990 and has remained static since then, it is now considered appropriate, in light of current corporate practice, to revise the rate of Directors' fee from the original amount of HK$35,000 per Director per annum to HK$50,000 with retroactive effect from 1st January, 2005. Moreover, since the establishment of the Company's Audit Committee (which comprises four members, namely, Mr. Paul M. P. Chan, Hon. Vincent K. Fang, Mr. Hans Michael Jebsen and Mr. James E. Thompson, who are Directors of the Company) on 1st January, 1999, no fee has ever been paid to the Members of the Audit Committee. It is considered appropriate to also pay an extra remuneration to each Audit Committee Member of the Company at the rate of HK$15,000 per annum with retroactive effect from 1st January, 2005. A resolution to give effect to such fee revision and payment will be put forward at the forthcoming AGM for seeking shareholders' approval.

3. Set out below are the details of the Directors proposed to be re-elected at the AGM:

Mr. Paul Mo Po CHAN, aged 49, was appointed a Director of the Company in 2004. He is an Independent Non-executive Director of the Company. He also serves as a member of the Company's Audit Committee. He is the managing partner of Paul Chan & Partners, Certified Public Accountants (Practising). He is also an independent non-executive director of publicly listed Proview International Holdings Limited, CITIC Resources Holdings Limited, I.T Limited, China Resources Cement Holdings Limited and Kingmaker Footwear Holdings Limited.

Mr. Chan is a graduate of The Chinese University of Hong Kong where he obtained both his bachelor's and master's degrees in Business Administration. Mr. Chan is a Practising Certified Public Accountant in Hong Kong and a fellow member of the Association of Chartered Certified Accountants ("ACCA"), the Hong Kong Institute of Certified Public Accountants ("HKICPA"), the Society of Chinese Accountants and Auditors, the Institute of Chartered Secretaries and Administrators, the Taxation Institute of Hong Kong, the Hong Kong Institute of Company Secretaries, and a member of the Macau Society of Certified Practising Accountants.

Mr. Chan has over 27 years' experience in accounting and finance field and is currently the vice president of the HKICPA. He had been a former chairman of the ACCA – Hong Kong and a former member of the World Council of the ACCA in the United Kingdom.

After Mr. Chan's re-election at the forthcoming AGM, he will continue to serve on the board of Directors for a period of approximately 3 years until he becomes due to retire by rotation again in accordance with the Articles of Association. So far as the Directors are aware, as at 14th April, 2005 (being the latest practicable date for determining the relevant information), Mr. Chan did not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) in the shares of the Company. He does not have any relationship with any other Directors or senior management or any substantial or controlling shareholders of the Company. Mr. Chan is currently receiving a Director's fee at the rate of HK$35,000 per annum. He has no service contract with the Company or any of its subsidiaries (the "Group") and therefore he receives no emolument from the Group other than the Director's fee.

Professor Edward Kwan Yiu CHEN, GBS, CBE, JP, aged 60, has been a Director of the Company since 2002. He is an Independent Non-executive Director of the Company. He is currently the president of Lingnan University in Hong Kong. He is also an honorary professor and a distinguished fellow of the Centre of Asian Studies at the University of Hong Kong, an honorary professor of Shantou University, and a visiting professor of Jinan University. He was a member of the Legislative Council of Hong Kong in 1991 and 1992, and a member of the Executive Council of Hong Kong from 1992 to 1997. He was also a member of the Hong Kong SAR Basic Law Consultative Committee from 1985 to 1990. He is a director of First Pacific Co. Ltd., China Resources Peoples Telephone Company Limited and Asia Satellite Telecommunications Holdings Ltd. and a trustee of Eaton Vance Management Funds. He is currently chairman of the Hong Kong Committee for Pacific Economic Cooperation.

Professor Chen was educated at The University of Hong Kong (Bachelor of Arts and Master of Social Science) and Oxford University (Doctor of Philosophy). He was appointed a Justice of the Peace in 1993 and awarded a CBE in 1995. In 2003, he was awarded the Gold Bauhinia Star Medal by the Hong Kong SAR Government.

After Professor Chen's re-election at the forthcoming AGM, he will continue to serve on the board of Directors for a period of approximately 3 years until he becomes due to retire by rotation again in accordance with the Articles of Association. So far as the Directors are aware, as at 14th April, 2005, Professor Chen did not have any interest (within the meaning of Part XV of the SFO) in the shares of the Company. He does not have any relationship with any other Directors or senior management or any substantial or controlling shareholders of the Company. Professor Chen is currently receiving a Director's fee at the rate of HK$35,000 per annum. He has no service contract with the Group and therefore he receives no emolument from the Group other than the Director's fee.

Dr. Raymond Kuo Fung Ch'ien, GBS, CBE, JP, aged 53, has been a Director of the Company since 2002. He is an Independent Non-executive Director of the Company. He is the executive chairman and chief executive officer of chinadotcom corporation, chairman of its subsidiary, hongkong.com corporation, and chairman of MTR Corporation Limited. Dr. Ch'ien serves on the boards of HSBC Holdings plc, The Hongkong and Shanghai Banking Corporation Limited, Inchcape plc, Convenience Retail Asia Limited and VTech Holdings Limited.

In public service, Dr. Ch'ien is chairman of the Advisory Committee on Corruption of the Independent Commission Against Corruption; chairman of the Hong Kong/European Union Business Cooperation Committee and is a Hong Kong member of the APEC Business Advisory Council. Dr. Ch'ien is an honorary president and past chairman of the Federation of Hong Kong Industries. He is also president of Hong Chi Association, Hong Kong's leading non-government organization helping mentally handicapped persons. From 1992 to 1997, Dr. Ch'ien was a member of the Executive Council of Hong Kong, then under British administration. He was appointed a member of the Executive Council of the Hong Kong SAR on 1st July, 1997 and served until June 2002. He also served as Chairman of Industry and Technology Development Council from 1993 to 1999.

Dr. Ch'ien received a doctoral degree in Economics from the University of Pennsylvania in 1978. He was appointed a Justice of the Peace in 1993 and a Commander in the Most Excellent Order of the British Empire in 1994. In 1999, he was awarded the Gold Bauhinia Star Medal.

After Dr. Ch'ien's re-election at the forthcoming AGM, he will continue to serve on the board of Directors for a period of approximately 3 years until he becomes due to retire by rotation again in accordance with the Articles of Association. So far as the Directors are aware, as at 14th April, 2005, Dr. Ch'ien did not have any interest (within the meaning of Part XV of the SFO) in the shares of the Company. He does not have any relationship with any other Directors or senior management or any substantial or controlling shareholders of the Company. Dr. Ch'ien is currently receiving a Director's fee at the rate of HK$35,000 per annum. He has no service contract with the Group and therefore he receives no emolument from the Group other than the Director's fee.

Hon. Vincent Kang FANG, JP, aged 61, has been a Director of the Company since 1993. He is an Independent Non-executive Director of the Company. He also serves as a member and chairman of the Company's Audit Committee. He is the chief executive officer of Toppy Co. (HK) Ltd. and managing director of Fantastic Garments Limited.

He currently serves as a member of Legislative Council representing Wholesale and Retail in Functional Constituency. He is a member of the Hospital Authority and Hong Kong Tourism Board. He is also the chairman of Hospital Governing Committee of Princess Margaret Hospital and Kwai Chung Hospital and the Quality Tourism Services Association. He is an honorary advisor of Hong Kong Retail Management Association and a director of The Federation of Hong Kong Garment Manufacturers. He is also a Justice of the Peace. Mr. Fang is a graduate of North Carolina State University where he obtained both his bachelor's and master's degrees in Science of Textiles Engineering.

After Mr. Fang's re-election at the forthcoming AGM, he will continue to serve on the board of Directors for a period of approximately 3 years until he becomes due to retire by rotation again in accordance with the Articles of Association. So far as the Directors are aware, as at 14th April, 2005, Mr. Fang did not have any interest (within the meaning of Part XV of the SFO) in the shares of the Company. He does not have any relationship with any other Directors or senior management or any substantial or controlling shareholders of the Company. Mr. Fang is currently receiving a Director's fee at the rate of HK$35,000 per annum. He has no service contract with the Group and therefore he receives no emolument from the Group other than the Director's fee.

5. Notice of the AGM is set out on pages 9 to 12 of this document. A form of proxy for use at the AGM is enclosed. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it to the registered office of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for the holding of the AGM. Completion of the form of proxy and its return to the Company will not preclude you from attending, and voting at, the AGM if you so wish.

6. Pursuant to the Articles of Association, a poll may be demanded in relation to any resolution put to the vote of the AGM before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll:

   (a) by the Chairman of the meeting; or

   (b) by at least five members present in person or by proxy for the time being entitled to vote at the meeting; or

   (c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

   (d) by a member or members present in person or by proxy and holding shares in the company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

7. The Directors believe that the general mandates are in the interests of the Company and its shareholders. Accordingly, the Directors recommend you to vote in favour of all the relevant resolutions to be proposed at the AGM.

Yours faithfully,
Peter K. C. Woo
Chairman

EXPLANATORY STATEMENT

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of shares and also constitutes the Memorandum required under section 49BA of the Companies Ordinance. References in this Statement to "Share(s)" mean ordinary share(s) of HK$1.00 each in the capital of the Company:

(i) It is proposed that the general repurchase mandate will authorise the repurchase by the Company of up to 10 per cent. of the Shares in issue at the date of passing the resolution to approve the general repurchase mandate. As at 14th April, 2005, being the latest practicable date for determining such figure, the number of Shares in issue was 2,447,476,629 Shares. On the basis of such figure (and assuming no further Shares will be issued or repurchased after 14th April, 2005 and up to the date of passing such resolution), exercise in full of the general repurchase mandate would result in the repurchase by the Company of up to 244,747,662 Shares.

(ii) The Directors believe that the general authority from shareholders to enable repurchase of Shares is in the interests of the Company and its shareholders. Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per Share. The Directors are seeking the grant of a general mandate to repurchase Shares to give the Company the flexibility to do so if and when appropriate. The number(s) of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then pertaining.

(iii) The funds required for any repurchase would be derived from the distributable profits of the Company legally available for such purpose in accordance with the Company's constitutive documents and the laws of Hong Kong.

(iv) There could be an adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent audited accounts for the year ended 31st December, 2004 being forwarded to all shareholders together with this circular letter) in the event that the general repurchase mandate were exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or the gearing level which in the opinion of the Directors is from time to time appropriate for the Company.

(v) There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates (as defined in the Listing Rules) of the Directors of the Company who have a present intention, in the event that the general repurchase mandate is granted by shareholders, to sell Shares to the Company.

(vi) The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the general repurchase mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) The Directors are not aware of any consequences which would arise under the Hong Kong Code on Takeovers and Mergers (the "Takeover Code") as a consequence of any purchases pursuant to the general repurchase mandate. However, if as a result of a repurchase of Shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase would be treated as an acquisition for the purposes of the Takeover Code. Accordingly, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

(viii) No purchase has been made by the Company of Shares in the six months prior to the latest practicable date before the printing of this document.

(ix) No connected persons (as defined in the Listing Rules) of the Company have notified the Company of a present intention to sell Shares to the Company and no such persons have undertaken not to sell Shares to the Company in the event that the general repurchase mandate is granted by shareholders.

(x) The highest and lowest prices at which Shares were traded on the Stock Exchange in each of the previous twelve months are as follows:

	Highest (HK$)	**Lowest (HK$)**
April 2004	24.85	21.15
May 2004	23.15	17.90
June 2004	22.80	20.50
July 2004	25.05	21.70
August 2004	26.15	23.10
September 2004	28.15	25.25
October 2004	28.00	24.45
November 2004	29.00	25.30
December 2004	28.10	26.30
January 2005	27.30	24.15
February 2005	26.55	24.85
March 2005	26.65	24.20
From 1st April, 2005 to 14th April, 2005, being the latest practicable date	26.40	24.20

THE WHARF (HOLDINGS) LIMITED

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of The Wharf (Holdings) Limited will be held in the Centenary Room, Ground Floor, The Marco Polo Hongkong Hotel, 3 Canton Road, Kowloon, Hong Kong, on Wednesday, 18th May, 2005 at 10:00 a.m. for the purpose of transacting the following business:

As ordinary business:

(1) To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2004.

(2) To declare a Final Dividend for the year ended 31st December, 2004.

(3) To re-elect retiring Directors.

(4) To appoint Auditors and authorise the Directors to fix their remuneration.

(5) To approve an increase in the rate of fee payable to each Director of the Company from HK$35,000 per annum to HK$50,000 per annum, and to approve the payment to each of those Directors of the Company who from time to time are also members of the Audit Committee of the Company of an extra remuneration at the rate of HK$15,000 per annum.

And as special business, to consider and, if thought fit, to pass with or without modification the following resolutions as ordinary resolutions:

(6) **"THAT:**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(aa) the conclusion of the next Annual General Meeting of the Company;

(bb) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(cc) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

(7) **"THAT:**

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) any executive or employee share option or incentive scheme, or (ii) a Rights Issue, or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; plus

(bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution),

and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(aa) the conclusion of the next Annual General Meeting of the Company;

(bb) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(cc) the revocation or variation of the approval given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares, or an offer of warrants, options or other securities giving rights to subscribe for shares, open for a period fixed by the Company or by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

(8) "**THAT** the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot, issue and deal with any additional shares of the Company pursuant to ordinary resolution (7) set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to ordinary resolution (6) set out in the notice convening this meeting, provided that such extended amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution."

By Order of the Board
Wilson W. S. Chan
Secretary

Hong Kong, 22nd April, 2005

Registered Office:
16th Floor, Ocean Centre,
Harbour City, Canton Road,
Kowloon,
Hong Kong

Notes:

(a) *A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or two proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company. In order to be valid, the form of proxy together with the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of that power of attorney or authority) must be deposited at the Company's registered office at 16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting.*

(b) *With reference to the Ordinary Resolution proposed under item (7) above, the Directors wish to state that they have no immediate plans to issue any new shares of the Company pursuant to the mandate to be given thereunder, other than under the executive share incentive scheme from time to time adopted by the Company.*

(c) *The Register of Members will be closed from Wednesday, 11th May, 2005 to Wednesday, 18th May, 2005, both days inclusive, during which period no transfer of shares of the Company can be registered. In order to qualify for the abovementioned Final Dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrars, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on Tuesday, 10th May, 2005.*

(d) *Arrangements will be made for the voting of each of the resolutions being put to the meeting to be dealt with by means of poll vote.*

附註：

（甲） 凡有資格出席本通告所召開的會議及於會上投票的股東，均可委派一或兩名代表出席會議，及倘有書面表決時代其投票。代表人毋須為本公司股東。代表委任表格連同（倘表格由他人代簽而言）經簽署的授權書或其它授權文件或經由公證律師簽署以資證明的該等授權書或授權文件副本，最遲須於會議或續會舉行時間四十八小時前，送達香港九龍廣東道海港城海洋中心十六樓本公司註冊辦事處，方為有效。

（乙） 關於上述第七項的普通決議案，董事會茲聲明除根據本公司在任何時間的已獲採納的行政人員認股獎勵計劃而須予發行的股份外，彼等目前並無計劃按照該決議案所賦予的權力發行任何本公司新股份。

（丙） 本公司將於二〇〇五年五月十一日（星期三）至二〇〇五年五月十八日（星期三）（首尾兩天包括在內），暫停辦理本公司的股份登記過戶手續。凡欲獲派上述末期股息而尚未登記過戶者，須於二〇〇五年五月十日（星期二）下午四時三十分前，將過戶文件連同有關股票，一併送達本公司的股份登記處，即位於香港灣仔告士打道五十六號東亞銀行港灣中心地下的登捷時有限公司，以辦理有關過戶手續。

（丁） 將在本大會上提呈表決的每一項決議案，皆將以書面點票形式進行投票。

（丁） 就本決議案而言：

「有關期間」指由本決議案獲通過之時起至下列三項情況最早者為止的期間：

（1） 本公司下屆股東週年大會結束時；

（2） 法例規定本公司須舉行下屆股東週年大會的期限屆滿時；及

（3） 於股東大會上通過普通決議案，對本決議案所給予的批准作出撤銷或修訂；及

「供股權的發行」指依照指定的記錄日期，向於當日股東登記冊上所載的股份或任何級別股份的持有人，按彼等當時持有該等股份或任何級別股份的比例訂定配額，以分配可於經本公司或本公司董事會訂定的期限內認購股份的要約，或賦有可行使權利以認購股份的認股權證、認購權或其它證券的要約（本段文中所述的按持股比例訂定配額的發行，則概指任何依該形式，惟可容許在有涉及零碎配額，或涉及受香港以外任何地區的(i)法律，與(ii)任何認可的管理機構或任何交易所，此兩者中任何其一所規定的限制或責任所影響的配額時，本公司董事會可按其認為必要或屬權宜的形式，例外地將該等配額予以撤銷或另作安排，而涉及的有關發行）。」

（八） 「**茲議決**批准將本公司董事會按照本大會通告內第七項普通決議案，行使本公司權力以配發、發行及處理本公司任何額外股份所據的一般性授權令擴大，在其內加入本公司獲本大會通告內第六項普通決議案授權而予以購回的本公司股本面值總額，惟此擴大額不得超過本決議案獲通過當日本公司的已發行股本面值總額10%。」

承董事會命
秘書
陳永生
謹啟

香港 二〇〇五年四月二十二日

註冊辦事處：
香港九龍廣東道
海港城海洋中心十六樓

（丙） 就本決議案而言，「有關期間」指由本決議案獲通過之時起至下列三項情況最早者為止的期間：

（1） 本公司下屆股東週年大會結束時；

（2） 法例規定本公司須舉行下屆股東週年大會的期限屆滿時；及

（3） 於股東大會上通過普通決議案，對本決議案所授予的權力作出撤銷或修訂。」

（七）「**茲議決**：

（甲） 在須受下文(丙)段的限制下，一般性及無條件批准本公司董事會於有關期間內行使本公司有關配發、發行及處理本公司股本中的額外股份的全部權力，以及訂立或發出會涉及行使該等權力的建議、協議及認購權；

（乙） (甲)段的批准包括授權本公司董事會於有關期間內訂立或發出會涉及於有關期間屆滿後方行使該等權力的建議、協議及認購權；

（丙） 本公司董事會依據上述(甲)段的批准而配發或有條件或無條件同意配發(不論依據認購權或其它形式而配發)的股本面值總額(惟按照(i)任何行政人員或僱員的股份認購權或獎勵計劃，或(ii)供股權的發行，或(iii)依據本公司章程細則用以代替本公司全部或部份股息所進行的任何以股代息的股份配發或其它類似安排，而予以配發的股份的面值額則皆不計在內)，不得超過：

（1） 本決議案獲通過當日的本公司已發行股本面值總額20%；另加

（2） (倘董事會獲本公司股東根據一項獨立的普通決議案授權)本公司於本決議案獲通過後所購回的本公司股本面值額(以本決議案獲通過當日的本公司已發行股本面值總額10%為上限)，

而上述批准因而須受此限制；及

九　龍　倉　集　團　有　限　公　司

股　東　週　年　大　會　通　告

茲通告：　九龍倉集團有限公司謹訂於二〇〇五年五月十八日（星期三）上午十時正，假座香港九龍廣東道三號馬哥孛羅香港酒店地下百年廳召開股東週年大會，以商議下列事項：

作為普通事項：

（一）　省覽及接納截至二〇〇四年十二月三十一日止年度的賬項及董事會與核數師報告書。

（二）　宣佈派發截至二〇〇四年十二月三十一日止年度的末期股息。

（三）　重選退任董事。

（四）　委任核數師及授權董事會釐訂其酬金。

（五）　批准將應付予本公司每位董事的袍金由每年港幣三萬五千元的比率增加至每年港幣五萬元，及批准按每年港幣一萬五千元的比率向每位不時出任本公司審核委員會委員的本公司董事支付一項額外酬金。

並作為特別事項，考慮及酌情通過（不論會否作出修訂）下列將提呈為普通決議案的決議案：

（六）「**茲議決**：

（甲）　在須受下文（乙）段的限制下，一般性及無條件批准本公司董事會於有關期間內行使本公司有關購買本公司股本內的股份的一切權力；

（乙）　根據上文（甲）段的批准，可於香港聯合交易所有限公司或獲香港證券及期貨事務監察委員會與香港聯合交易所有限公司根據股份購回守則所認可的其它證券交易所購買的股份，其面值總額不得超過在本決議案獲通過當日的本公司已發行股本面值總額10%，而上述批准因而須受此限制；及

（六） 董事會已向聯交所承諾於按照一般性回購授權令行使本公司購回股份的權力時，將遵照上市規則及香港法律進行。

（七） 根據各董事的意見，行使一般性回購授權令購買股份將不會引致任何與香港公司收購及合併守則(「收購守則」)有關的後果，但若回購股份導致任何一位股東就本公司投票權所佔的比例權益有所增加時，則就收購守則而言，是項權益增加將被視作等同增購股份論。因此，一名或一批一致行動的股東或會因而取得或鞏固對本公司的控制權，並變為須遵照收購守則第26條作出強制要約。

（八） 於本文件最後實際可行的付印日期之前六個月內，本公司並無購買本身股份。

（九） 目前並無任何本公司的關連人士(按上市規則所界定)曾向本公司作出通知，倘股東授予該項一般性回購授權令後，有意將公司股份售予本公司，亦無任何上述人士曾承諾不會將公司股份售予本公司。

（十） 以下為本公司股份於過去十二個月內每月在聯交所錄得的最高與最低成交價：

	最高(港元)	**最低(港元)**
二○○四年四月	24.85	21.15
二○○四年五月	23.15	17.90
二○○四年六月	22.80	20.50
二○○四年七月	25.05	21.70
二○○四年八月	26.15	23.10
二○○四年九月	28.15	25.25
二○○四年十月	28.00	24.45
二○○四年十一月	29.00	25.30
二○○四年十二月	28.10	26.30
二○○五年一月	27.30	24.15
二○○五年二月	26.55	24.85
二○○五年三月	26.65	24.20
二○○五年四月一日至二○○五年四月十四日(即最後實際可行日期)	26.40	24.20

說　明　文　件

茲將上市規則規定須送呈各股東有關建議中購回股份的一般性授權令的說明文件載列於下，此文件亦為公司條例第49BA條所規定發出的備忘錄。在本文件內，「公司股份」一詞乃指本公司股本中每股面值港幣1.00元的普通股：

(一)　現建議一般性回購授權令所授權本公司購回的股份數目，不得超過一般性回購授權令決議案通過當日已發行股份的10%。於二〇〇五年四月十四日，即決定上述數字的最後實際可行日期，已發行公司股份數目為2,447,476,629股。根據該項數字(並假設由二〇〇五年四月十四日至該決議案獲通過當日止，本公司不會發行新股或購回任何股份)，全面行使一般性回購授權令將使本公司可購回最多不超逾244,747,662股股份。

(二)　董事會相信股東授予一般性權力以回購股份乃符合本公司及其股東的利益。回購股份可能(視乎情況而定)導致每股公司股份的淨資產及／或盈利增加。董事會正尋求獲得購回股份的一般性授權令，以使本公司可在適當時候靈活作出股份購回行動。在任何情況下所購回的公司股份數目、作價及其它條款將由董事會在有關時間就當時的情況作出決定。

(三)　任何股份回購所需的資金，將遵照本公司的法規文件及香港法律，從可供該用途合法使用的本公司可分配盈利中撥出。

(四)　倘若於建議的股份回購期間內的任何時間將一般性回購授權令作出全面行使，或會對本公司的營運資金或負債情況造成負面影響(相對連同本通函一併送呈各股東的本公司截至二〇〇四年十二月三十一日止年度的最近期經審核賬項所披露的狀況而言)。惟就行使該一般性回購授權令而言，董事會並不擬過度行使，致使在有關情況下，對本公司的營運資金或負債水平造成董事會認為於當時對本公司屬不恰當的重大負面影響。

(五)　目前並無任何董事或(根據各董事作出一切合理查詢後盡可能知悉)其任何聯繫人等(定義見上市規則)有意於該一般性回購授權令獲股東賦授後將本公司股份售予本公司。

（丙） 任何親身或委派代表出席大會，而彼或彼等之投票權代表不少於有權於會上投票的所有股東的總投票權的十分之一的一名或多名股東；或

（丁） 任何親身或委派代表出席大會，並就彼或彼等合共持有的賦有於會上投票的權利的股份所涉及的已繳股本額，不少於賦有該投票權的全部股份所涉及的已繳股本額的十分之一的一名或多名股東。

七、 董事會相信該等一般性授權令均符合本公司及其股東的利益，故建議 閣下投票贊成所有將在週年大會上提呈的有關決議案。

此致

列位股東 台照

主席
吳光正
謹啟

二〇〇五年四月二十二日

方剛議員，61歲，自一九九三年起出任本公司董事。他是本公司的獨立非執行董事，亦出任本公司審核委員會的主席兼委員。他為Toppy Co. (HK) Ltd.行政總裁及志豐製衣廠有限公司常務董事。

目前，他代表批發及零售功能組別出任立法會議員。他為醫院管理局及香港旅遊業議會的成員，亦為瑪嘉烈醫院和葵涌醫院的醫院管治委員會及優質旅遊服務協會的主席。他為香港零售管理協會的榮譽顧問及香港製衣業總商會會董，且為太平紳士。方先生於北卡羅萊納州大學畢業，在該校分別取得紡織工程科學學士及碩士學位。

方先生於快將舉行的週年大會上獲重選後，將繼續留任董事一職，為期約三年，直至根據章程細則須再輪流卸任為止。就各董事所知悉，於二〇〇五年四月十四日，方先生並無擁有本公司的股份任何權益(證券及期貨條例第十五部所指的股份權益)。他與本公司任何其他董事或高級管理層或任何主要或控股股東概無任何關係。目前，方先生以每年港幣三萬五千元的比率收取董事袍金。他與本集團概無訂立任何服務合約，因此，除董事酬金外，他並無收取本集團任何酬金。

五、 週年大會通告載於本文件第九至第十二頁，並隨件附上適用於該週年大會的代表委任表格乙份。無論 閣下擬出席週年大會與否，均請按照代表委任表格上印列的指示將表格填妥，並於大會指定舉行時間四十八小時前送達本公司的註冊辦事處。 閣下將代表委任表格填妥及交回本公司後，若有此意願，則仍可親自出席週年大會及於會上投票。

六、 根據章程細則，在宣布以舉手形式表決的結果之前，或在作出此宣布時，或就任何書面點票形式進行表決的其它要求被撤回時，下列人士均可要求就週年大會的任何決議案以書面點票形式進行表決：

(甲) 大會主席；或

(乙) 不少於五名親身或委派代表出席大會並有權於會上投票的股東；或

陳教授於快將舉行的週年大會上獲重選後，將繼續留任董事一職，為期約三年，直至根據章程細則須再輪流卸任為止。就各董事所知悉，於二〇〇五年四月十四日，陳教授並無擁有本公司的股份任何權益（證券及期貨條例第十五部所指的股份權益）。他與本公司任何其他董事或高級管理層或任何主要或控股股東概無任何關係。目前，陳教授以每年港幣三萬五千元的比率收取董事袍金。他與本集團概無訂立任何服務合約，因此，除董事酬金外，他並無收取本集團任何酬金。

錢果豐博士，53歲，自二〇〇二年起出任本公司董事。他是本公司的獨立非執行董事。他為chinadotcom corporation執行主席兼行政總裁，及其子公司hongkong.com corporation和地鐵有限公司的主席。錢博士為滙豐控股有限公司、香港上海滙豐銀行有限公司、英之傑集團、利亞零售有限公司和偉易達集團董事。

在出任公職方面，錢博士為廉政公署貪污問題諮詢委員會主席、香港／歐盟經濟合作委員會主席，並為亞太經濟合作委員會商務諮詢委員會香港分會會員。錢博士為香港工業總會名譽會長及前主席，以及香港主要負責協助弱智人士的非政府組織匡智會的主席。於一九九二至一九九七年期間，錢博士曾出任英政府管治下的香港行政局成員，並於一九九七年七月一日獲委任為香港特區行政會議成員，任期至二〇〇二年六月。於一九九三至一九九九年期間，他亦為工業及科技發展局的主席。

一九七八年，錢博士於賓夕法尼亞大學取得經濟學博士學位。他於一九九三年獲委任為太平紳士，並於一九九四年獲頒授英帝國司令勳章。於一九九九年，他獲頒授金紫荊星章。

錢博士於快將舉行的週年大會上獲重選後，將繼續留任董事一職，為期約三年，直至根據章程細則須再輪流卸任為止。就各董事所知悉，於二〇〇五年四月十四日，錢博士並無擁有本公司的股份任何權益（證券及期貨條例第十五部所指的股份權益）。他與本公司任何其他董事或高級管理層或任何主要或控股股東概無任何關係。目前，錢博士以每年港幣三萬五千元的比率收取董事袍金。他與本集團概無訂立任何服務合約，因此，除董事酬金外，他並無收取本集團任何酬金。

陳先生畢業於香港中文大學，在該校取得工商管理學士及碩士學位。他為香港執業會計師，亦是英國特許公認會計師公會、香港會計師公會、香港華人會計師公會、英國特許秘書及行政人員公會、香港稅務學會、香港公司秘書公會的資深會員，以及澳門會計師公會會員。

陳先生於會計界及財務方面擁有超過27年經驗，他現任香港會計師公會理事會副會長，並曾出任英國特許公認會計師公會香港分會主席，及為英國特許公認會計師公會全球理事會前任理事。

陳先生於快將舉行的週年大會上獲重選後，將繼續留任董事一職，為期約三年，直至根據章程細則須再輪流卸任為止。就各董事所知悉，於二〇〇五年四月十四日(即確定相關資料的最後實際可行日期)，陳先生並無擁有本公司的股份任何權益(證券及期貨條例第十五部所指的股份權益)。他與本公司任何其他董事或高級管理層或任何主要或控股股東概無任何關係。目前，陳先生以每年港幣三萬五千元的比率收取董事袍金。他與本公司或其任何附屬公司(「本集團」)概無訂立任何服務合約，因此，除董事酬金外，他並無收取本集團任何酬金。

陳坤耀教授，60歲，自二〇〇二年起出任本公司董事。他是本公司的獨立非執行董事。他現任香港嶺南大學校長，亦為香港大學亞洲研究中心名譽講座教授及傑出院士、汕頭大學名譽教授及廣州暨南大學客座教授。他於一九九一及一九九二年出任香港立法局議員，及於一九九二至一九九七年期間出任香港行政局成員，並於一九八五至一九九〇年期間出任香港特別行政區基本法諮詢委員會委員。他為香港第一太平公司、華潤萬眾電話有限公司和亞洲衛星有限公司董事，以及美國Eaton Vance投資基金信託人。他現任香港太平洋經濟合作委員會主席。

陳教授為香港大學的文學士及社會科學碩士，亦為牛津大學博士。他於一九九三年獲委任為太平紳士，並於一九九五年獲頒授英帝國司令勳章。於二〇〇三年，他獲香港特別行政區政府頒授金紫荊星章。

四年五月十八日的已發行股本的10%；及（乙）配發、發行及以其它方式處理本公司股份，惟不得超逾（1）本公司於二〇〇四年五月十八日的已發行股份的20%，另加（2）（已根據聯交所的證券上市規則（「上市規則」）通過另一項普通決議案而獲批准）本公司任何已購回股份的面值額。

二、 根據公司條例及上市規則，除非此等一般性授權令在二〇〇五年的股東週年大會（「週年大會」）上再獲股東賦授，否則此等授權令將於該大會結束時失效。本公司將在週年大會上提呈再賦授此等授權令的決議案，而上市規則規定須送呈各股東有關回購授權令建議的說明文件則載於本文件的附錄中。

在近期檢討應付予本公司董事的袍金水平（此水平上一次乃於一九九〇年釐定，且自此以後維持不變）後，本公司經參照現今一般公司沿用的措施，認為目前對董事袍金作出重訂乃恰當之舉，現擬將每位董事的袍金由原來的每年港幣三萬五千元上調至港幣五萬元，並追溯至由二〇〇五年一月一日起生效。此外，本公司自一九九九年一月一日起成立審核委員會（該委員會目前共有四位委員，分別為陳茂波先生、方剛議員、捷成漢先生及詹康信先生，彼等皆為本公司董事）以來，從未支付審核委員會委員任何酬金。本公司亦認為適宜向每位本公司的審核委員會委員按每年港幣一萬五千元的比率支付額外酬金，並追溯至由二〇〇五年一月一日起生效。本公司將於快將舉行的週年大會上提呈涉及該等袍金重訂及酬金支付的一項決議案，以尋求股東批准。

三、 茲將於週年大會上提呈重選的董事的詳細資料列述如下：

陳茂波先生，49歲，於二〇〇四年獲委任為本公司董事。他是本公司的獨立非執行董事，亦出任本公司審核委員會的委員。他為陳茂波合夥會計師行首席合夥人，亦為上市公司唯冠國際控股有限公司、中信資源控股有限公司、 I.T Limited 、華潤水泥控股有限公司及信星鞋業集團有限公司的獨立非執行董事。

重　要　文　件

（此中文譯本只供參考，內容以英文本為準）

香港聯合交易所有限公司對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

九 龍 倉 集 團 有 限 公 司

（於香港註冊成立的有限公司）

證券代號：4

董事會：
吳光正先生 *（主席）*
李唯仁先生 *（高級副主席）*
吳天海先生 *（副主席兼常務董事）*
陳茂波先生*
陳坤耀教授*
錢果豐博士*
祈天順先生
方剛議員*
捷成漢先生*
林紀利先生*
羅義坤先生
李玉芳女士
吳梓源先生
詹康信先生*

（* 獨立非執行董事）

註冊辦事處：
香港九龍廣東道
海港城海洋中心十六樓

敬啟者：

股 東 週 年 大 會
一 般 性 授 權 令

一、　於二〇〇四年五月十八日舉行的九龍倉集團有限公司（「本公司」）股東週年大會上，各股東通過數項普通決議案，批准賦予本公司董事（「董事會」）數項一般性授權令以（甲）在香港聯合交易所有限公司（「聯交所」）購回最高可達本公司於二〇〇